

IP Telephony

Contact Centers

Mobility

Services

AVAYA INC

COMMUNICATIONS
AT THE HEART OF BUSINESS



Notice of annual meeting, proxy statement and 2004 annual report

P.E. 9-30-04

RECD S.E.C.
JAN 4 2005
1086

PROCESSED
JAN 11 2005
THOMSON
FINANCIAL

AVAYA

COMMUNICATIONS AT THE HEART OF BUSINESS

MARKET POSITION:

WE HAVE ACHIEVED LEADERSHIP POSITIONS IN THE FOLLOWING MARKETS:

No. 1 in worldwide IP Telephony[1]

No. 2 in worldwide Enterprise Telephony[2]

No. 1 in the US in Voice Messaging[3], Unified Communications[4] and Unified Messaging[5]

No. 1 in Call Centers in North America[6], Latin America[6], Asia Pacific[6] and Western Europe[7]

No. 1 in the US in PBX Maintenance Services[3]

Sources: 1 Synergy Research Group; 2 Dell'Oro Group 3 InfoTech; 4 The Pelorus Group; 5 The Radicati Group; 6 Frost & Sullivan; 7 Gartner Inc. All as of year-end fiscal 2004.

FINANCIAL HIGHLIGHTS

For fiscal year ending September 30, 2004.



*Restated to reflect the sale of Connectivity Solutions in fiscal 2004



*Restated to reflect the sale of Connectivity Solutions in fiscal 2004







One year indexed price performance comparison using daily closing prices with base period 10/1/03 = 100%

Table of Contents

RECD S.E.C.
JAN 4 2005
1086

I. Letter from Donald K. Peterson, Chairman of the Board and Chief Executive Officer I-1

II. Proxy Materials

Notice of the 2005 Annual Meeting of Shareholders II-1
Proxy Statement for the 2005 Annual Meeting of Shareholders II-2
Proposal—Directors' Proposal to Elect Directors II-5
Corporate Governance and Related Matters II-7
Security Ownership of Certain Beneficial Owners and Management II-15
Executive Compensation and Other Information II-17
Appendix A—Avaya Inc. Charter of the Audit Committee of the Board of Directors II-A-1

III. 2004 Annual Report

A. Business III-1
B. Financial Review III-11
Selected Financial Data III-11
Management's Discussion and Analysis of Financial Condition and Results of Operations III-13
Report of Independent Registered Public Accounting Firm III-38
Consolidated Statements of Operations III-39
Consolidated Balance Sheets III-40
Consolidated Statements of Changes in Stockholders' Equity and of Comprehensive Income (Loss) III-41
Consolidated Statements of Cash Flows III-42
Notes to Consolidated Financial Statements III-43
C. Corporate Information III-93
D. Leadership Information III-94



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

Donald K. Peterson
Chairman of the Board
and Chief Executive Officer

January 4, 2005

Dear Shareholder:

Fiscal 2004 was a period marked by a number of significant, positive developments for Avaya, all of which reinforced the strength of our vision, the importance of our strategic advantages in the marketplace, the commitment of our employees around the world, and our ability to build value for shareholders.

Nowhere is the substantial progress we have made more readily apparent than in the improvements we have made in our financial strength and profitability. We significantly strengthened our balance sheet by increasing cash and reducing debt, while increasing operating cash flow by $310 million and operating income by $260 million, and posting our first annual profit since becoming an independent company four years ago.

During fiscal 2004, we also enhanced our leadership position in the enterprise telephony market, gaining increased market share and mind share. The principal driver of growth in this market—the transition by enterprises to IP telephony—gained momentum as we moved through the year. Customers are increasingly looking to realize the benefits that IP telephony solutions offer to improve productivity and enhance revenues. We believe we are well positioned to benefit from this growing demand due to our strategic differentiation in the marketplace.

To further strengthen our position in our core market, we made a number of important strategic moves during the year that sharpen our focus, enhance our product/service portfolio and extend our footprint.

The success we enjoyed throughout fiscal 2004 was the direct result of the hard work of our employees since we became an independent company. During the past four years, through the industry's ups and downs, we never lost focus on delivering on our commitment to shareholders. We have built a strong foundation for success and now are beginning to see evidence of this success. We have come a long way in a relatively short period of time, and believe our future is filled with promise and opportunity.

In fiscal year 2004, we grew revenues, captured the operating leverage in our business model, substantially improved operating income, and significantly strengthened our balance sheet.

Revenues overall grew by $273 million for the year, and we continued to keep a tight lid on our expenses. This financial discipline, which is now firmly entrenched in our culture, will help enable us to continue to drive profitable growth. Our operating cash flow was $479 million and operating income was $323 million. Importantly, all three business segments were profitable for the year.

We ended the year with a strong cash position of $1.6 billion, up from $1.2 billion in fiscal 2003. We successfully worked to de-leverage the balance sheet and reduced total debt by 37.8%. This included retiring $356 million in senior secured notes. We have taken further steps in 2005 to reduce debt by retiring most of the remaining senior secured notes and by redeeming our convertible securities.

Increased enterprise spending on IP telephony helped drive our revenue growth, as the technology transition by customers gained traction during the year.

Fiscal 2004 marked an inflection point for enterprises of all sizes in their migration to IP telephony. What is driving this transition? While the initial focal point for enterprises was cost reduction, we believe that customers today are more attracted to the productivity improvements and transformative benefits IP telephony offers their business operations.

When we look at Avaya's product sales during the course of fiscal 2004, we see ample evidence that enterprises *are* making the technology transition to IP telephony, particularly in the U.S. market. This is demonstrated by the accelerating product sales growth we generated during fiscal 2004, and specifically by the double digit quarter over quarter growth in product sales during the second half of the year.

As of today's date, more than 2800 of our customers have over 1000 lines of IP telephony deployed, and we've shipped 35,000 IP Office systems, our small and medium business systems solutions. Sales of servers, software and gateways showed robust growth, and the increase in IP line shipments continues to more than offset the decrease in TDM line shipments.

Today, Avaya is one of the leaders in enterprise telephony revenue and IP telephony ports shipped, and we will continue to capture the growth opportunities presented by the IP telephony market, both domestically and internationally.

Underlying this momentum is Avaya's strategic differentiation in the marketplace.

We are the only company in our market that is exclusively focused on the enterprise. Our significant voice expertise, our large installed customer base, a comprehensive suite of applications, and an end-to-end portfolio of services offerings set us apart from our competitors.

These advantages enable us to give customers a real choice when they decide to migrate to IP telephony. We stay focused on our customers' return on investment and work very hard to provide IP telephony solutions tailored to their specific needs—now and in the future. That means working with open platforms, and helping customers evolve their existing networks at their own pace and on their own terms.

Our Global Services business continues to enhance our strong position in the market as a major IP telephony supplier with a full portfolio of products and services offerings. Looking ahead, we believe there is a real opportunity to grow our Services business as the technology transition to IP telephony accelerates. Enterprise customers will need deeper partnerships as they determine the best ways to integrate IP telephony solutions into their operations. Avaya's professional services capabilities in the planning, design, implementation and management of IP solutions will continue to set us apart and provide added value to our customers. Security, remote monitoring and diagnostics are additional key offerings provided by Avaya Global Services.

On the maintenance side, we have added tele-web marketing capabilities to help our customers reach us for support and services. This new capability will not only make it easier for customers to do business with us, it will also help lower costs for both Avaya and our customers.

Throughout the year, we enhanced and introduced new products, and announced strategic alliances to help our customers use IP Telephony to improve their business processes.

Early in the year, we launched a portfolio of products that includes a new generation of market-leading software applications, media servers and gateways for small, medium and large enterprises, and a full range of desktop and wireless IP telephones.

We also integrated Session Initiation Protocol—an industry standard that enables users to conduct multimedia communications sessions—into our portfolio of IP-based Avaya MultiVantage™ Communications Applications. Our new converged mobility products extend IP telephony to wireless networks and deliver the benefits of desktop communications to employees wherever they are in a building. We additionally launched Avaya Contact Center Express, our first complete multimedia contact center solution designed solely for medium sized businesses.

We have also entered into a number of partnerships and alliances geared toward helping us deliver the IP products and services that enterprises need to save time and money, improve efficiency and more effectively conduct their business. These include a collaboration with Polycom®, Inc. to develop and market new IP-telephony-enabled video solutions and for Avaya to sell and service Polycom products globally. In early 2005, we expect to launch new products from our collaboration with Motorola Inc. and Proxim Corporation, product offerings that enable seamless mobility between cell phone systems and wireless LANs. For enterprises using the system, cell phones would have all of the functionality of—and could actually replace—traditional office phones.

Avaya announced a multiyear, multimillion-dollar strategic alliance with Extreme Networks Inc. to jointly develop and market converged communications solutions. Avaya will also resell Extreme's data networking products and provide comprehensive planning, design, implementation and management services support through our Global Services area. We have also expanded our alliance with International Business Machines Corporation (IBM) to jointly deliver speech-enabled self-service solutions that allow easier and more cost-effective deployment of customized speech applications throughout a business.

We are focused on building a company with the size and scale to compete in global markets.

During fiscal 2004, we made key acquisitions and divestitures to help bolster our competitive position both domestically and internationally. In early fiscal 2004, we sold our Connectivity Solutions business to sharpen our focus on faster growing market segments.

We purchased substantially all of the assets of Expanets, Inc. to add strength in the small and medium business markets. To enhance our services offerings around design, implementation and management of converged networks, we purchased the professional and managed services businesses of, and service delivery technology assets from, Vista Information Technologies Inc. Later in the year we increased our ownership interest in Tata Telecom Ltd., a leading distributor of Avaya products in India. Avaya now owns a majority interest in that company, which has been renamed Avaya GlobalConnect Ltd. Our acquisition of Spectel plc, a world leader in audio and web conferencing solutions, closed in early fiscal 2005 and adds an important dimension to our conferencing applications.

Shortly after the close of the fiscal year, we announced the completion of the acquisition of Tenovis GmbH & Co. KG, a major European provider of enterprise communications systems and services. Tenovis will greatly enhance Avaya's size and scale in Europe, and represents a major step in our plan to grow our business globally. Our companies have complementary businesses and strategies, which makes Tenovis an excellent strategic and operational fit.

Based on industry analyst reports, the addition of Tenovis makes us #3 in market share in Europe measured in lines shipped. Our leading-edge portfolio of systems and applications, and Tenovis's extensive customer base and sales/service infrastructure, form a powerful combination and a strong platform for Avaya's growth in Europe. With this transaction, we gain the opportunity to generate a higher level of product sales to Tenovis's installed base, to expand relationships with multinational customers operating on both continents, and to win new customers in Europe. Finally, the Tenovis acquisition positions us extremely well to capitalize on the acceleration in IP-PBX adoption that is expected in Europe.

Looking Ahead

As we move into fiscal 2005, it's clear that we have built a strong foundation for our future growth and success. We've improved our operations and created a business model geared for profitable growth. We've enhanced our product and service offerings, strengthened our competitive positioning and reinforced our strategic advantages. Perhaps most importantly, we have instilled in our company a deep commitment to delivering on our strategic goals and objectives.

It's also clear, from the actions we have taken so far in 2005, that we are approaching the new year with the same focus and energy that we have brought to our company since we became independent four years ago. Our recent steps to further reduce debt and the acquisitions of Tenovis and Spectel improve our financial strength and competitive positioning. The success we are enjoying is a direct result of the important contributions made by our employees. Everyone at Avaya has contributed to our success, and I want to thank our employees, our management team and our Board of Directors for their hard work.

I would also like to thank you, our shareholders, for your support of our efforts. I look forward to sharing our progress with you as we move through 2005.

Sincerely,

Donald K. Peterson
Chairman of the Board and
Chief Executive Officer



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

NOTICE OF THE 2005 ANNUAL MEETING OF SHAREHOLDERS

January 4, 2005

To our Shareholders:

The Annual Meeting of Shareholders of Avaya Inc., a Delaware corporation, will be held on Tuesday, February 15, 2005 at 9:00 A.M., Eastern Standard Time, at Raritan Valley Community College, Rt. 28 and Lamington Rd., North Branch, New Jersey 08876 for the following purposes:

(1) To elect four Directors; and

(2) To transact such other business as may properly come before the meeting.

The record date for the determination of the shareholders entitled to vote at the meeting or at any adjournment thereof is the close of business on December 20, 2004.

A list of shareholders entitled to vote at the Annual Meeting will be open to examination by any shareholder, for any purpose germane to the meeting, at the location of the Annual Meeting on February 15, 2005 and during ordinary business hours for ten days prior to the meeting at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920.

Please note that only shareholders and their proxies are invited to attend the Annual Meeting. If you plan to attend, please check the box provided on the accompanying proxy card or, if you vote over the Internet, follow the instructions provided to indicate that you plan to attend. Whether or not you plan to attend, we urge you to complete, sign and return the enclosed proxy card or to vote over the Internet or by telephone so that your shares will be represented and voted at the Annual Meeting.

By Order of the Board of Directors

Pamela F. Craven
Secretary

WE URGE SHAREHOLDERS TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR TO VOTE OVER THE INTERNET OR BY TELEPHONE

Proxy Materials



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

PROXY STATEMENT FOR THE 2005 ANNUAL MEETING OF SHAREHOLDERS

About the Annual Meeting

Why have I received these materials?

The accompanying proxy, being mailed and made available electronically to shareholders on or about January 4, 2005, is solicited by the Board of Directors of Avaya Inc. (referred to throughout this Proxy Statement as "Avaya," "the Company," "we" or "our") in connection with our Annual Meeting of Shareholders that will take place on Tuesday, February 15, 2005. You are cordially invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

Who is entitled to vote at the Annual Meeting?

Holders of common stock ("Common Stock") of Avaya as of the close of business on December 20, 2004 will be entitled to vote at the Annual Meeting. On October 1, 2004, there were outstanding and entitled to vote 455,843,490 shares of Common Stock, each of which is entitled to one vote with respect to each matter to be voted on at the Annual Meeting.

How do I vote my shares at the Annual Meeting?

If you are a "record" shareholder of Common Stock (that is, if you hold Common Stock in your own name in Avaya's stock records maintained by our transfer agent, The Bank of New York), you may complete and sign the accompanying proxy card and return it to Avaya or deliver it in person. In addition, you may vote through the Internet or by using a toll-free telephone number by following the instructions included with your proxy card. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for shareholders of record will close at 11:59 P.M. Eastern Standard Time on February 14, 2005.

"Street name" shareholders of Common Stock (that is, shareholders who hold Common Stock through a broker or other nominee) who wish to vote at the Annual Meeting will need to obtain a proxy form from the institution that holds their shares and to follow the voting instructions on that form.

If you are a participant in the Avaya Savings Plan, the Avaya Savings Plan for Salaried Employees or the Avaya Savings Plan for the Variable Workforce or hold Common Stock in an Avaya Employee Stock Purchase Plan account, you will receive one proxy card for all shares that you own through those savings plans and in your Employee Stock Purchase Plan account. That proxy card will serve as a voting instruction card for the trustees or administrators of those plans where all accounts are registered in the same name. If you own shares through the savings plans or in an Employee Stock Purchase Plan account and do not vote, the savings plan trustees will vote your plan shares in the same proportion as shares for which instructions were received under each savings plan, and shares held in an Employee Stock Purchase Plan account will be voted in accordance with normal brokerage industry practices.

Can I change my vote after I return my proxy card or after I vote electronically or by telephone?

Yes. After you have submitted a proxy, you may change your vote at any time before the proxy is exercised by submitting a notice of revocation or a proxy bearing a later date. Regardless of whether you voted using a traditional proxy card, through the Internet or by telephone, you may use any of those three methods to change your vote. You may change your vote either by submitting a proxy card prior to the date of the Annual Meeting or by voting again prior to the time at which the Internet and telephone voting facilities close by following the procedures applicable to those methods of voting. In each event, the later submitted vote will be recorded and the earlier vote revoked.

What constitutes a quorum for purposes of the Annual Meeting?

The presence at the Annual Meeting in person or by proxy of the holders of a majority of the voting power of all outstanding shares of Common Stock entitled to vote shall constitute a quorum for the transaction of business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters.

What vote is required to approve each item?

The election of Directors at the Annual Meeting requires the affirmative vote of a plurality of the votes cast at the Annual Meeting by shares represented in person or by proxy and entitled to vote for the election of Directors.

Each other item to be voted upon at the Annual Meeting requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter for approval.

A properly executed proxy marked "ABSTAIN" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention on any matter will have the effect of a negative vote on that matter. If you hold your shares in "street name" through a broker or other nominee, shares represented by "broker non-votes" will be counted in determining whether there is a quorum but will not be counted as votes cast on any matter.

What information do I need to attend the Annual Meeting?

You will need an admission ticket to attend the Annual Meeting. If you are a record shareholder who received a paper copy of this Proxy Statement, an admission ticket is included with the mailing and is attached to the proxy card. If you are a street name shareholder or if you have received your proxy materials electronically, you can obtain an admission ticket in advance by sending a written request, along with proof of ownership, such as a bank or brokerage account statement or a statement indicating your holdings in an Avaya savings plan or Employee Stock Purchase Plan account, to our transfer agent, The Bank of New York, at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you arrive at the Annual Meeting without an admission ticket, we will admit you only if we are able to verify that you are an Avaya shareholder.

How does the Board recommend that I vote my shares?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendation is set forth together with the description of each item in this Proxy Statement. In summary, the Board recommends a vote:

- FOR the Directors' proposal to elect the nominated Directors set forth on page 5 of this Proxy Statement.

With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion in the best interests of Avaya. At the date this Proxy Statement went to press, the Board of Directors had no knowledge of any business other than that described in this Proxy Statement that would be presented for consideration at the Annual Meeting.

Who will bear the expense of soliciting proxies?

Avaya will bear the cost of soliciting proxies in the form enclosed. In addition to the solicitation by mail, proxies may be solicited personally or by telephone, facsimile or electronic transmission by our employees and by a third-party proxy solicitation company. We have engaged Georgeson Shareholder Communications Inc., 17 State Street, New York, New York 10004, to assist in solicitation of proxies at an estimated fee of $11,000 plus disbursements. We may reimburse brokers holding Common Stock in their names or in the names of their nominees for their expenses in sending proxy materials to the beneficial owners of the Common Stock.

What if multiple shareholders share the same address?

In accordance with notices previously sent to eligible record shareholders who share a single address, we are sending only one annual report and proxy statement to that address unless we received instructions to the contrary from any record shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, upon written or oral request, we will deliver promptly a separate copy of the annual report and proxy statement to a record shareholder who has been householded. Such requests can be made by contacting our transfer agent, The Bank of New York, at 1-866-22-Avaya (or 1-866-222-8292) or by writing to The Bank of New York at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you are a record shareholder and would like for your proxy materials to be householded, you can contact our transfer agent at the number and address in the preceding sentence and request information on how to participate in householding for future annual meetings. In addition, if you are a record shareholder who no longer wishes to participate in householding, you can use the above-referenced telephone number and address to notify Avaya that you wish to receive a separate annual report and proxy statement for future annual meetings.

If you are a street name shareholder and own your shares through a broker or other nominee, you can request to participate in householding, or alternatively can request separate copies of the annual report and proxy statement, by contacting your broker or nominee.

Is there any information that I should know about future annual meetings?

Shareholder Proposals

Any shareholder who intends to present a proposal at the 2006 Annual Meeting of Shareholders (the "2006 Annual Meeting") must deliver the proposal via standard mail, overnight delivery or other courier, to the office of the corporate secretary at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920:

- not later than September 6, 2005, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- on or after December 2, 2005, and on or before January 1, 2006, if the proposal is submitted pursuant to Avaya's by-laws, in which case we are not required to include the proposal in our proxy materials.

Electronic Access to Proxy Materials and Annual Reports

This Proxy Statement and Avaya's 2004 Annual Report are available on Avaya's Internet site at http://investors.avaya.com/financials. Most shareholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. All shareholders (beneficial and street name) can save Avaya the cost of producing and mailing these documents by visiting Avaya's Investor Relations website at http://investors.avaya.com and following the instructions on how to sign up for electronic delivery of shareholder materials. In addition, if you are a record shareholder who is voting by telephone or over the Internet, you can choose this option by following the instructions provided. Moreover, if you are a street name shareholder, you can refer to the information provided by the institution that holds your shares and follow that institution's instructions on how to elect to view future proxy statements and annual reports over the Internet.

Where can I find more information about Avaya?

Avaya maintains a corporate website at www.avaya.com. Shareholders can find additional information about the Company through the Investor Relations website, located at http://investors.avaya.com, and through the corporate governance website located at http://investors.avaya.com/governance. Please note that none of the information located on our websites is incorporated by reference in this Proxy Statement.

I. PROPOSAL

Directors' Proposal to Elect Directors

Our Board of Directors consists of three classes, Class 1, Class 2 and Class 3, with each class serving for a full three-year term. Mr. Odeen, Ms. Runtagh, Dr. Stern and Mr. Wallman are Class 1 Directors who are nominees for reelection at the Annual Meeting. If elected, they will serve until our 2008 annual meeting. The Class 2 Directors will be considered for reelection at our 2006 annual meeting. The Class 3 Directors will be considered for reelection at our 2007 annual meeting. Directors will be elected by the affirmative vote of a plurality of the votes cast at the Annual Meeting by shares represented in person or by proxy and entitled to vote for the election of Directors.

Information with Respect to Nominees and Continuing Directors

The following table sets forth as of October 1, 2004 information as to persons who serve as our Directors.

Name	Age	Position	Term Expires
Donald K. Peterson	55	Chairman and CEO	2007
Bruce R. Bond	58	Director	2006
Joseph P. Landy	43	Director	2007
Mark Leslie	58	Director	2007
Philip A. Odeen	69	Director	2005
Hellene S. Runtagh	56	Director	2005
Daniel C. Stanzione	59	Director	2006
Paula Stern	59	Director	2005
Anthony P. Terracciano	65	Director	2007
Richard F. Wallman	53	Director	2005
Ronald L. Zarrella	54	Director	2006

Nominees for Reelection at this Annual Meeting (Class 1)

Philip A. Odeen has been a Director of Avaya since October 25, 2002. Mr. Odeen has been the non-executive Chairman and interim Chief Executive Officer of The Reynolds and Reynolds Company ("Reynolds and Reynolds") since July 7, 2004. Mr. Odeen served as Chairman of TRW, Inc. ("TRW") from February 2002 until its acquisition by Northrop Grumman Corporation ("Northrop Grumman") in December 2002. From January 2002 to February 2002, he served as a consultant to TRW. Mr. Odeen was Executive Vice President of Washington Operations of TRW from 2000 to 2002 and was Executive Vice President and General Manager of TRW Systems & Information Technology from 1997 to 2000. In addition to serving on the board of Reynolds and Reynolds, Mr. Odeen is currently a director of The AES Corporation, Convergys Corporation, and Northrop Grumman.

Hellene S. Runtagh has been a Director of Avaya since February 25, 2003. Ms. Runtagh served as President and Chief Executive Officer of the Berwind Group ("Berwind") from 2001 to 2002. Prior to joining Berwind, Ms. Runtagh was Executive Vice President of Universal Studios from 1999 to 2001. Ms. Runtagh currently is a director of Covad Communications Group Inc. and Lincoln Electric Holdings, Inc.

Paula Stern has been a Director of Avaya since December 2, 2002. Dr. Stern has been Chairwoman of The Stern Group, Inc., a Washington, D.C. based economic analysis and international business and trade advisory firm, since 1988. Dr. Stern has held several high-level government positions dealing with international trade and foreign policy, including commissioner and chairwoman of the U.S. International Trade Commission. She currently serves on the boards of directors of Avon Products, Inc., Hasbro Inc. and The Neiman Marcus Group, Inc.

Richard F. Wallman has been a Director of Avaya since December 12, 2003. Mr. Wallman served as Senior Vice President and Chief Financial Officer of Honeywell International Inc. (and its predecessor AlliedSignal Inc.) from 1995 to July 2003. Mr. Wallman currently serves on the boards of directors of Ariba, Inc., ExpressJet Airlines, Inc., Hayes Lemmerz International, Inc. and Lear Corporation.

Directors with Terms Expiring in 2006 (Class 2)

Bruce R. Bond has been a Director of Avaya since February 25, 2003. Mr. Bond is a retired executive with over 20 years of experience in the telecommunications industry. From 1998 to 2000, Mr. Bond served as Chairman and Chief Executive Officer of PictureTel Corporation. In addition to serving on Avaya's Board, Mr. Bond is currently a Trustee of State Street Research and Management Company.

Daniel C. Stanzione has been a Director of Avaya since September 30, 2000. Dr. Stanzione is President Emeritus of Bell Laboratories, where he began his career in 1972. He served as Special Advisor to the Chairman of Lucent Technologies Inc. ("Lucent") from October 1999 to October 2000. Dr. Stanzione served as Chief Operating Officer of Lucent from November 1997 to October 1999 and as the President of Bell Laboratories from January 1995 to October 1999. Dr. Stanzione is currently a director of Quest Diagnostics Incorporated and Internap Network Services Corporation.

Ronald L. Zarrella has been a Director of Avaya since February 27, 2002. Since November 2001, Mr. Zarrella has been Chairman and Chief Executive Officer of Bausch & Lomb Incorporated. Prior to that, he spent seven years with General Motors Corporation, where, from 1998 to 2002, he was Executive Vice President and President of General Motors North America.

Directors with Terms Expiring in 2007 (Class 3)

Joseph P. Landy has been a Director of Avaya since January 6, 2003. Mr. Landy has been a managing member of Warburg Pincus LLC since October 2002 and has been co-president of Warburg Pincus LLC since April 2002. From September 2000 to April 2002, Mr. Landy served as an executive managing director of Warburg Pincus LLC. Mr. Landy has been with Warburg Pincus LLC since 1985. Mr. Landy was nominated for election to our Board by the Warburg Pincus Entities in connection with the transactions described under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions."

Mark Leslie has been a Director of Avaya since July 19, 2001. Since 2000, Mr. Leslie has been the Managing Director of Leslie Ventures, a private investment company. He is also an adjunct professor at Stanford Graduate School of Business and Stanford University—Graduate Engineering. Mr. Leslie was Chairman of the Board of Veritas Software Corporation ("Veritas") from April 1997 until December 2001, and he was President and Chief Executive Officer of Veritas from 1990 to 2000. Mr. Leslie is currently a director of Network Appliance, Inc. and a number of private high-technology companies.

Donald K. Peterson has been the Chairman of our Board of Directors since January 2002 and our President and Chief Executive Officer and a Director of Avaya since September 30, 2000. In addition, Mr. Peterson served as the Vice Chairman of our Board of Directors from November 2, 2000 to January 2002. Mr. Peterson was the Executive Vice President and Chief Executive Officer of Lucent Technologies Inc.'s ("Lucent") Enterprise Networks Group from March 1, 2000 until September 30, 2000. He was Executive Vice President and Chief Financial Officer for Lucent from February 1996 until March 1, 2000 following his employment with AT&T Corp. Mr. Peterson is a director of The Reynolds and Reynolds Company and a Trustee of the Teachers Insurance and Annuity Association (TIAA).

Anthony P. Terracciano has been a Director of Avaya since February 25, 2003. Mr. Terracciano served on the board of directors of American Water Works Company Inc. from 1997, and held the position of Vice Chairman from 1998, until its acquisition by Thames Water in January 2003. From July 2000 to January 2002, he was chairman of Dime Bancorp, and he previously held executive positions with First Union Corporation, First Fidelity Bancorporation, Mellon Bank Corp. and Chase Manhattan Bank. Mr. Terracciano currently is a director of IKON Office Solutions and Riggs National Corporation. Mr. Terracciano previously served as a Director of Avaya as a nominee of the Warburg Pincus Entities, but he resigned as a Director effective December 19, 2002 in connection with transactions discussed under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions." On the Board's own motion, Mr. Terracciano was subsequently re-elected to the Board in February 2003 with no affiliation to the Warburg Pincus Entities.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF MR. ODEEN, MS. RUNTAGH, DR. STERN AND MR. WALLMAN.

II. CORPORATE GOVERNANCE AND RELATED MATTERS

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors has adopted the Avaya Inc. Corporate Governance Guidelines (the "Guidelines") to address significant corporate governance issues. The Guidelines provide a framework for Avaya's corporate governance initiatives and cover topics including, but not limited to, Board and committee composition, Director compensation, and Director tenure. The Governance Committee of the Board of Directors is responsible for overseeing and reviewing the Guidelines and reporting and recommending to the Board any changes to the Guidelines.

The Guidelines provide that a majority of the members of the Board must meet the criteria for independence as required by applicable law and the NYSE listing standards. No Director qualifies as independent unless the Board determines that the Director has no direct or indirect material relationship with the Company. Along those lines, our Board has determined that, with the exception of Mr. Peterson, all of our Directors are independent. In making that determination, the Board applied the following standards, in addition to any other relevant facts and circumstances:

- A Director who is an employee, or whose immediate family member is an executive officer of the Company, is not independent until three years after the end of such employment relationship.
- A Director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), generally is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.
- A Director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not independent until three years after the end of either the affiliation or the employment or auditing relationship.
- A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serves on that company's compensation committee is not independent until three years after the end of such service or the employment relationship.
- A Director who is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that makes payments to, or receives payment from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, in each case is not independent until three years after falling below such threshold.
- A Director who is, or whose immediate family member is, an officer, director or trustee of a not-for-profit organization that received contributions from the Company during the organization's most recent fiscal year equal to or greater than the lesser of $50,000 and one percent of the organization's total annual donations is not independent.

Subsequent to the Board's determination as to Director independence, the NYSE independence requirements were revised. The revisions primarily narrow the application of the standard set forth in the third bullet point above concerning auditor relationships. As revised, that standard would provide that a director is not independent if (i) the director or an immediate family member is a current partner of a firm that is the company's internal or external auditor, (ii) the director is a current employee of such a firm, (iii) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice, or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the company's audit within that time. We believe that an analysis of the independence of Avaya's Directors under the NYSE guidelines as revised results in the same conclusion as under the standards listed in

the bullet points above, namely that, with the exception of Mr. Peterson, all of our Directors are independent under applicable law and NYSE rules.

CODE OF CONDUCT

Avaya has adopted a worldwide Code of Conduct, entitled *Operating with Integrity*, which is designed to help Directors and employees resolve ethical issues in an increasingly complex global business environment. The Code of Conduct applies to all Directors and employees, including the Chief Executive Officer, the Chief Financial Officer, the Controller and any other employee with any responsibility for the preparation and filing of documents with the SEC. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. The Code of Conduct is available at Avaya's corporate governance website located at http://investors.avaya.com/governance. Avaya may post amendments to or waivers of the provisions of the Code of Conduct made with respect to any of our Directors and executive officers on that website. During fiscal 2004, no amendments to or waivers of the provisions of the Code of Conduct were made with respect to any of our Directors or executive officers.

BOARD OF DIRECTORS' MEETINGS, COMMITTEES AND FEES

Our Board of Directors held a total of 10 meetings during the fiscal year ended September 30, 2004. During fiscal 2004 all of our Directors attended 75% or more of the meetings of the Board and meetings of committees of the Board on which they served. As a general matter, Board members are expected to attend Avaya's annual meetings. At Avaya's 2004 annual meeting, all members of the Board and nominees for election to the Board were present except for Mr. Leslie, who was unable to attend as a result of an illness.

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, the Finance Committee, the Governance Committee, which, in addition to its other functions, acts as a nominating committee, and the Strategy Committee.

Audit Committee

The Charter of the Audit Committee of the Board of Directors is attached to this Proxy Statement as *Appendix A*. In addition, it is available on our corporate governance website at http://investors.avaya.com/governance. The Charter of the Audit Committee requires that the Audit Committee be comprised of at least three members, all of whom are Non-employee Directors and at least one of whom is an "audit committee financial expert," as defined by the Securities and Exchange Commission. The members of the Audit Committee are Mr. Wallman (Chairman), Mr. Bond, Mr. Leslie, Dr. Stanzione, Dr. Stern and Mr. Terracciano, all of whom meet the independence requirements of the NYSE. The Board has determined that Messrs. Terracciano and Wallman are audit committee financial experts.

The Audit Committee has sole and direct authority to engage, appoint, evaluate, compensate and replace the independent auditors, and it reviews and approves in advance all audit, audit related and non-audit services performed by the independent auditors (to the extent those services are permitted by the Securities Exchange Act of 1934, as amended). The Audit Committee meets with our management regularly to consider the adequacy of our internal controls and financial reporting process and the reliability of our financial reports to the public. This committee also meets with the independent auditors and with our own appropriate financial personnel and internal auditors regarding these matters. Both the independent auditors and the internal auditors regularly meet privately with this committee and have unrestricted access to this committee. The Audit Committee examines the independence and performance of our internal auditors and our independent auditors. In addition, among its other responsibilities, the Audit Committee reviews our critical accounting policies, our annual and quarterly reports on Forms 10-K and 10-Q, and our earnings releases before they are published. The Audit Committee held 11 meetings during fiscal 2004. See "—Audit Committee Information—Report of Audit Committee" on page 11 of this Proxy Statement for more information.

Compensation Committee

The Compensation Committee Charter is available on our corporate governance website at http://investors.avaya.com/governance. The Compensation Committee Charter requires that the committee be comprised of at least three members, all of whom are Non-employee Directors and meet the independence

requirements of the NYSE. The members of the Compensation Committee are Messrs. Odeen (Chairman), Landy, Wallman and Zarrella and Ms. Runtagh, all of whom meet the independence requirements of the NYSE. The committee provides oversight and guidance in the development of compensation and benefit programs for all employees of the Company and administers management incentive compensation plans. The Committee reviews the individual goals and objectives of, and evaluates the performance of, the Chief Executive Officer (CEO), and it sets the CEO's compensation based on that evaluation. The committee also establishes the compensation of officers and reviews the compensation of Directors. Moreover, the Committee is responsible for reviewing and approving separation packages and severance benefits for the CEO and the CEO's direct reports. To assist it in performing its duties, the Committee has sole authority to retain, at the Company's expense, and terminate any compensation consultant. Prior to February 26, 2004, the Compensation Committee and the Governance Committee operated as one committee called the Corporate Governance and Compensation Committee, which held 6 meetings during fiscal 2004. After February 26, 2004 and for the remainder of fiscal 2004, the Compensation Committee operated as a separate committee and held 4 meetings, for a total of 10 meetings during fiscal 2004.

Finance Committee

The charter for the Finance Committee is available on our corporate governance website at http://investors.avaya.com/governance. Any Director may be a member of the Finance Committee. The Finance Committee's primary duties and responsibilities are to assist the Board with respect to Avaya's financial condition and capital structure and other significant financial matters. Among other things, the committee discusses with management, and advises and makes recommendations to the Board where appropriate with respect to, Avaya's cash position and capital structure and the issuance, reservation, purchase, reclassification, listing or other changes in Avaya's capital stock and other securities. In addition, the Finance Committee reviews the investment performance of, and the decision-making structure with respect to the management of investments of, Avaya's funded benefit plans. The Finance Committee held 3 meetings during fiscal 2004.

Governance Committee

The Governance Committee Charter is available on our corporate governance website at http://investors.avaya.com/governance. The Governance Committee Charter requires that the committee be comprised of at least three members, all of whom are Non-employee Directors and meet the independence requirements of the NYSE. The members of the Governance Committee are Messrs. Stanzione (Chairman), Bond, Leslie, and Terracciano and Dr. Stern, all of whom meet the independence requirements of the NYSE.

The Governance Committee makes recommendations to our Board of Directors from time to time as to matters of corporate governance. Among other things, the committee monitors significant developments in the regulation and practice of corporate governance, it reviews the Company's governance structure, it evaluates and administers the Company's Corporate Governance Guidelines, and it reviews the duties and responsibilities of each director and leads the Board in its annual performance evaluation.

The committee also is responsible for recommending to our full Board of Directors nominees for election as Directors. To fulfill this role, the committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. Among other things, when assessing a candidate's qualifications, the committee considers: the number of other boards on which the candidate serves, including public and private company boards as well as not-for-profit boards; other business and professional commitments of the candidate; the need of the Board for Directors having certain skills and experience; and the diversity, in the broadest sense, of the Directors then comprising the Board. In addition, Directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders while relying on the honesty and integrity of the Company's senior management and its outside advisors and auditors. Moreover, Directors are expected to act ethically at all times and adhere to the applicable provisions of Avaya's Code of Conduct, *Operating with Integrity*. The committee considers all of these qualities when determining whether or not to recommend a candidate for Director. The committee also utilizes the services of a search firm to help identify candidates for Director who meet the qualifications outlined above.

The Governance Committee considers qualified candidates for Director suggested by our shareholders. Shareholders can suggest qualified candidates for Director by writing to our corporate secretary at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920. Submissions that are received that meet the criteria outlined in the immediately preceding paragraph are forwarded to the Chairman of the Governance Committee for further review and consideration.

Prior to February 26, 2004, the Compensation Committee and the Governance Committee operated as one committee called the Corporate Governance and Compensation Committee, which held 6 meetings during fiscal 2004. After February 26, 2004 and for the remainder of fiscal 2004, the Governance Committee operated as a separate committee and held 2 meetings, for a total of 8 meetings during fiscal 2004.

Strategy Committee

The charter for the Strategy Committee is available on our corporate governance website at http://investors.avaya.com/governance. Any Director may be a member of the Strategy Committee. The Strategy Committee's primary duties and responsibilities are to assist Avaya's Board of Directors with respect to the development and implementation of Avaya's strategic plans. Among other things, the Committee discusses with management, and where appropriate advises and make recommendations to the Board about, matters such as corporate development and growth initiatives including, but not limited to, acquisitions, equity investments, joint ventures, and strategic alliances. The Strategy Committee was formed in February 2004 and held 2 meetings during fiscal 2004.

Executive Sessions

Non-management Directors meet regularly in executive sessions without management. "Non-management" Directors are all those who are not Company officers and include Directors, if any, who are not "independent" by virtue of the existence of a material relationship with the Company. Except for Mr. Peterson, all of Avaya's Directors are non-management Directors. Executive Sessions are led by a "Lead Director." An executive session is held in conjunction with each regularly scheduled Board meeting and other sessions may be called by the Lead Director in his or her own discretion or at the request of the Board. Mr. Odeen has been designated as the Lead Director.

Contacting the Board of Directors

Any shareholder who desires to contact Avaya's Lead Director or the other members of the Board of Directors may do so electronically by sending an email to the following address: bdofdirectors@avaya.com. Alternatively, a shareholder can contact the Lead Director or the other members of the Board by writing to: Board of Directors, Avaya Inc., 211 Mt. Airy Road, Room 3C429, Basking Ridge, N.J. 07920. Communications received electronically or in writing are distributed to the Lead Director or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication received. For example, if any complaints regarding accounting, internal accounting controls and auditing matters are received, then they will be forwarded to the Chairman of the Audit Committee for review.

How are Directors compensated?

Upon becoming a member of Avaya's Board, each new Director receives an inaugural grant of restricted stock units having a total value on the date of grant of $50,000. The restricted stock units are placed in that Director's deferred share account under the Company's Deferred Compensation Plan, and, assuming they have vested, the underlying shares are distributed to that Director upon retirement from the Board. Accordingly, Mr. Wallman, whose term as a Director began on December 12, 2003, received an inaugural grant of restricted stock units representing 4,321 shares of Common Stock.

For fiscal 2004, all non-management Directors received an annual retainer of $100,000. The chair of the Audit Committee receives an additional annual retainer of $20,000. The chair of each other committee (other than Mr. Peterson) receives an additional annual retainer of $10,000. Directors do not receive separate meeting fees.

Directors are required to elect to receive at least 50% of their retainers in our Common Stock, to be received either at the time of payment of their retainers or to be placed in their deferred share accounts under

the Company's Deferred Compensation Plan. Any remaining amounts may be paid in cash, but shall not exceed 50% of the retainer. Directors can defer all or a portion of their cash retainers under our Deferred Compensation Plan. The interest rate on cash deferrals is determined by the Board. The Board has determined that the interest rate to be applied at the end of each fiscal quarter to each deferred cash account is 120% of the average 10-year U.S. Treasury note rate for the previous calendar quarter.

We provide Non-employee Directors with travel accident insurance when traveling on our business. We do not provide a retirement plan or other perquisites for our Directors. Directors have an opportunity to participate in the Avaya Product Program for Directors, in which certain Avaya products (specifically, an Avaya IP Office system for one location with up to 20 phones) and associated maintenance services are provided at no charge; however, the equipment and the related maintenance is taxable as income to any Director that chooses to participate, and the Company provides a gross-up for the resulting taxes. The cost of providing the products and the installation services for each Director who participates in the Product Program is estimated to be between $3,000 and $5,000, with maintenance services ranging from between $150 and $450 each year, depending upon the systems installed. During fiscal 2004, no Director participated in the Product Program.

AUDIT COMMITTEE INFORMATION

The following "Report of Audit Committee" shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that Avaya specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Report of Audit Committee

The Audit Committee acts under a written charter adopted and approved by the Board of Directors. The Audit Committee oversees Avaya's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that Avaya's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from Avaya and its management, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Avaya's Annual Report on Form 10-K for the year ended September 30, 2004 for filing with the SEC.

Audit Committee
Richard Wallman (Chairman)
Bruce R. Bond
Mark Leslie
Daniel C. Stanzione
Paula Stern
Anthony P. Terracciano

Independent Auditor Information

Fees Billed to Avaya by PricewaterhouseCoopers LLP

Below are charts that identify the fees billed to Avaya by its independent auditors, PricewaterhouseCoopers LLP ("PwC"), for professional services rendered during each of fiscal 2004 and 2003. Additional information regarding the nature of the services performed is provided below the charts.



Audit Fees

The aggregate fees billed to Avaya by PwC for professional services rendered in connection with the audit of Avaya's financial statements incorporated by reference in Avaya's Annual Report on Form 10-K for fiscal 2004, for the review of Avaya's financial statements included in Avaya's Quarterly Reports on Form 10-Q during fiscal 2004, and for audits of Avaya's international operations for fiscal 2004 totaled approximately $3.7 million. The aggregate fees billed to Avaya by PwC for professional services rendered in connection with the audit of Avaya's financial statements incorporated by reference in Avaya's Annual Report on Form 10-K for fiscal 2003, for the review of Avaya's financial statements included in Avaya's Quarterly Reports on Form 10-Q during fiscal 2003, and for audits of Avaya's international operations for fiscal 2003 totaled approximately $4.1 million.

Audit Related Fees

The aggregate fees billed to Avaya by PwC for assurance and related services that are reasonably related to the performance of the audit and review of Avaya's financial statements that are not already reported in the paragraph immediately above totaled approximately $5.0 million and $593,000 for fiscal 2004 and 2003, respectively. In 2003, these services included carve-out audits for our Connectivity Solutions group, which were conducted in connection with the sale of that unit, benefit plan audits and other U.S. and international audit-related services. In 2004, fees under this category increased as services included audit work relating to the acquisition of substantially all of the assets of Expanets, Inc., due diligence relating to the acquisition of Tenovis Germany GmbH, due diligence relating to the acquisition of a majority ownership interest in Tata Telecom Ltd. (later renamed Avaya GlobalConnect Ltd.), continuing carve-out audit work relating to the sale of our Connectivity Solutions group, benefit plan audits, and other U.S. and international audit-related services.

Tax Fees

The aggregate fees billed to Avaya by PwC for professional services rendered by PwC for tax compliance, tax advice and tax planning totaled approximately $395,000 and $769,000 for fiscal 2004 and 2003, respectively. These services included executive tax advisory and executive and expatriate tax compliance services that have been discontinued for periods following 2003 and included other U.S. and international tax advisory and tax compliance services.

All Other Fees

There were no other fees billed to Avaya by PwC for products and services provided by PwC other than as set forth above for fiscal 2004 or 2003.

Engagement of the Independent Auditor

The Audit Committee has the sole and direct authority to engage, appoint and replace our independent auditor. In addition, every engagement of PwC to perform audit or non-audit services on behalf of the Company or any of its subsidiaries requires pre-approval from the Audit Committee before PwC is engaged

to provide those services. As a result, for fiscal 2004, the Audit Committee approved all services performed by PwC on behalf of the Company and its subsidiaries.

Independent Auditor Selection for Fiscal 2005

PwC has been selected to serve as Avaya's independent auditors for the fiscal year ended September 30, 2005. Representatives of PwC are expected to be present at the Annual Meeting to make a statement, if they desire to do so, and to respond to appropriate questions from shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On October 2, 2000, the Company sold to Warburg Pincus Equity Partners, L.P. and certain affiliated investment funds (the "Warburg Pincus Entities") four million shares of the Company's Series B convertible participating preferred stock and warrants to purchase Common Stock for an aggregate purchase price of $400 million. In the October 2000 transaction, the Warburg Pincus Entities also obtained the right to nominate a Director to Avaya's Board of Directors.

In March 2002, the Company and the Warburg Pincus Entities completed a series of transactions pursuant to which the Warburg Pincus Entities (i) converted all four million shares of the Series B preferred stock into Common Stock based on a reduced conversion price, (ii) exercised some of their warrants, and (iii) purchased additional shares of common stock in a private offering. Following the transactions described above, there were no shares of Series B preferred stock outstanding, and the Warburg Pincus entities owned 53,000,000 shares of Avaya Common Stock. In addition, the Warburg Pincus Entities continued to hold warrants to purchase additional shares of our Common Stock.

Following the March 2002 transaction described above, the Warburg Pincus Entities retained the right to nominate a Director to Avaya's Board of Directors, as long as that Director was independent of the Warburg Pincus Entities and was reasonably acceptable to our Board of Directors. In April 2002, the Warburg Pincus Entities exercised that contractual right and, accordingly, Mr. Terracciano was appointed to Avaya's Board of Directors as their nominee.

On December 23, 2002, Avaya and the Warburg Pincus Entities commenced an exchange offer to purchase approximately 70%, of our then outstanding Liquid Yield Option Notes ("LYONs™") due 2021 (the "Exchange Offer") (LYONs™ is a trademark of Merrill Lynch & Co., Inc.). In consideration of the Warburg Pincus Entities' participation in the Exchange Offer, (i) we reduced the per share exercise price of Series A warrants held by them, (ii) the Warburg Pincus Entities exercised for cash a portion of the Series A warrants to purchase an aggregate of 5,581,101 shares of common stock of Avaya and (iii) the Warburg Pincus Entities agreed to convert all LYONs acquired by them into an aggregate of 1,588,548 shares of common stock of Avaya.

Mr. Terracciano resigned from the Board of Directors effective December 19, 2002, prior to the decision of the Board of Directors to proceed with the Exchange Offer. Mr. Terracciano may be entitled to indemnification by affiliates of the Warburg Pincus Entities against certain liabilities that he might have incurred as a result of serving as a Director of Avaya prior to that resignation. Under the agreement we entered into with the Warburg Pincus Entities in connection with the Exchange Offer, the Warburg Pincus Entities retained the right to nominate one individual for election to our Board of Directors, and that individual may be affiliated with the Warburg Pincus Entities. In January 2003, the Warburg Pincus Entities nominated Mr. Joseph P. Landy.

In February 2003, the Board of Directors, on its own motion and independent of his prior nomination by the Warburg Pincus Entities, appointed Mr. Terracciano as a Director. Mr. Terracciano has no affiliation with the Warburg Pincus Entities.

In October 2003, the Warburg Pincus Entities disposed of 25,000,000 shares of our Common Stock, according to a Schedule 13D/A filed with the SEC. In addition, on October 2, 2004, 1,143,564 warrants held by the Warburg Pincus Entities expired pursuant to their terms.

As a result of the foregoing, as of October 2, 2004, the total number of shares of our Common Stock held by the Warburg Pincus Entities, including shares of our Common Stock that could be acquired upon the exercise of certain warrants, was 47,955,205 shares. For more information regarding the shares of common

stock and warrants held by the Warburg Pincus Entities, see "Security Ownership of Certain Beneficial Owners and Management."

Gyrographic Communications, Inc. ("Gyro") provides global support of events and demand generation activities related to the launch of certain Avaya products. Garry McGuire, Jr., the President of Gyro USA, a division of Gyro, is the son of Garry K. McGuire, Avaya's Chief Financial Officer. Gyro was selected as a vendor based on a number of factors, including its relevant communications industry experience, its small and medium business marketing experience, and its global network of offices for consistency of program execution. Pursuant to Avaya's Code of Conduct, the existence of the familial relationship was fully disclosed to Mr. Peterson, Avaya's CEO and Mr. McGuire's supervisor, during the vendor selection process, and Mr. McGuire did not participate in the vendor selection process. Under the current contract with Gyro, Gyro would receive approximately $1.6 million for its services.

Mr. Peterson is a director of Reynolds and Reynolds. During fiscal 2004, Reynolds and Reynolds paid approximately $500,000 to Avaya for the purchase of certain equipment and software, installation and other services for that company's facilities and for continuation of other communications-related services. Mr. Odeen is Chairman and Interim Chief Executive Officer of Reynolds and Reynolds and Chairman of Avaya's Compensation Committee.

Prior to September 30, 2000, Avaya operated as a division of Lucent. Some of our Directors and/or executive officers own Lucent common stock and vested Lucent options that are significantly under water. Ownership of Lucent common stock and Lucent options by our Directors and executive officers could create, or appear to create, potential conflicts of interest when faced with decisions that affect both Lucent and Avaya.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires certain of our executive officers, our Directors and persons who own more than 10% of a registered class of Avaya's equity securities to file initial reports of ownership and changes in ownership with the SEC and the NYSE. Such executive officers, Directors and shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to us and written representations from the applicable executive officers and our Directors, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis for the fiscal year ended 2004.

III. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth in the following table is the beneficial ownership of Common Stock as of October 1, 2004 (or such other date as provided below) for our Directors, the executive officers listed in the Summary Compensation Table, Directors and executive officers as a group and each person or entity known by us to beneficially own more than five percent of the outstanding shares of our Common Stock.

Name	Our Common Stock Beneficially Owned	Percent of Outstanding Shares Beneficially Owned
Warburg Pincus Equity Partners, L.P. 466 Lexington Avenue, 10th Floor New York, New York 10017-3147	47,955,205(1)	10.5%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	34,739,513(2)	7.6%
Dodge & Cox One Sansome St., 35th Floor San Francisco, California 94104	31,365,626(3)	6.9%
Donald K. Peterson	5,784,834(4)(5)(6)(10)	1.3%
Garry K. McGuire	1,418,454(4)(5)(9)	*
Michael C. Thurk	389,658(4)	*
Louis J. D'Ambrosio	531,749(4)	*
Francis M. Scricco	0	*
Bruce R. Bond	49,908(6)	*
Joseph P. Landy	70,095(6)(7)	*
Mark Leslie	98,721(4)(8)	*
Philip A. Odeen	125,131(4)(6)	*
Hellene S. Runtagh	51,908(6)	*
Daniel C. Stanzione	125,942(4)(6)	*
Paula Stern	51,213(4)(6)(11)	*
Anthony P. Terracciano	148,343(4)	*
Richard F. Wallman	14,016(6)	*
Ronald L. Zarrella	64,939(4)(6)	*
Directors and executive officers as a group, including those named above (19 Persons)	12,247,832(4)(5)(6)(7)	2.7%

* Indicates less than 1%.

(1) Represents ownership as of October 2, 2004. The shareholder is Warburg Pincus Equity Partners, L.P., including three affiliated partnerships. Warburg, Pincus & Co. is the sole general partner of Warburg Pincus Partners, L.P., which is managed by Warburg Pincus LLC. Please see "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions" for more information.

The amount indicated in the table above does not include 70,095 shares of common stock received by Mr. Landy, a Managing General Partner of Warburg Pincus & Co. and a Managing Member of Warburg Pincus LLC, in his capacity as a Director of Avaya.

(2) Represents ownership as of December 31, 2003, according to the Schedule 13G/A filed by FMR Corp. and other related parties on February 17, 2004.

(3) Represents ownership as of December 31, 2003, according to the Schedule 13G/A filed by Dodge & Cox on February 17, 2004.

(4) Includes beneficial ownership of the following numbers of shares that may be acquired within 60 days of October 1, 2004 pursuant to stock options awarded under Avaya stock plans:

- Donald K. Peterson 4,694,660
- Garry K. McGuire 1,300,832
- Michael C. Thurk 384,720
- Louis J. D'Ambrosio 420,832
- Mark Leslie 56,786
- Philip A. Odeen 87,719
- Daniel C. Stanzione 45,716
- Paula Stern 24,351
- Anthony P. Terracciano 70,422
- Ronald L. Zarrella 28,169
- Directors and executive officers as a group 10,185,125

(5) Includes beneficial ownership of the following numbers of shares of Common Stock underlying restricted stock units that may be acquired within 60 days of October 1, 2004:

- Donald K. Peterson .... 358,280(a)
- Directors and executive officers as a group .... 438,280(a)

(a) Of the amount shown, Mr. Peterson has elected to defer receipt of 358,280 shares of Common Stock underlying these restricted stock units until his employment with the Company terminates.

(6) Includes ownership of the following numbers of shares of Common Stock, including shares of Common Stock underlying restricted stock units that have vested or could vest within 60 days of October 1, 2004, for which receipt has been deferred under the Avaya Inc. Deferred Compensation Plan such that the shares would not be received within 60 days of October 1, 2004.

- Donald K. Peterson 722,934
- Bruce R. Bond 24,570
- Joseph P. Landy 19,417
- Philip A. Odeen 29,527
- Hellene S. Runtagh 24,570
- Daniel C. Stanzione 57,391
- Paula Stern 26,844
- Anthony P. Terracciano 2,978
- Richard F. Wallman 10,277
- Ronald L. Zarrella 36,770
- Directors and executive officers as a group 1,038,524

(7) Mr. Landy is a managing member and co-president of Warburg Pincus LLC, and he is the representative designated to Avaya's Board by the Warburg Pincus Entities pursuant to the transactions described under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions." In addition to 70,095 shares held in his capacity as a Director of Avaya, Mr. Landy may be deemed to have an indirect pecuniary interest in an indeterminate portion of the 47,955,205 shares of Common Stock held by the Warburg Pincus Entities identified in footnote (1) above (the "Warburg Pincus Shares"). Including the Warburg Pincus Shares, the number of shares beneficially owned by Mr. Landy and by Avaya's directors and executive officers as a group is 48,025,300 and 60,203,037, respectively, and the percent of outstanding shares beneficially owned by Mr. Landy and by Avaya's directors and executive officers as a group is 10.5% and 13.2%, respectively. Mr. Landy disclaims beneficial ownership of the Warburg Pincus Shares, except to the extent of his indirect pecuniary interest therein.

(8) Includes 41,935 shares owned by family trusts and foundations in which Mr. Leslie disclaims any beneficial ownership, except to the extent of his pecuniary interests therein.

(9) Includes 111,761 shares owned by a limited liability company in which his spouse owns the controlling interest and has voting control. Mr. McGuire disclaims any beneficial ownership in those 111,761 shares, except to the extent of his pecuniary interests therein.

(10) Prior to Avaya's spin-off from Lucent, Mr. Peterson held shares of Lucent common stock in a deferred account. Following the spin-off, those shares were converted into 8,960 shares of Avaya Common Stock, and those shares, which are reflected in the total amount indicated, continue to be held in a deferred account for Mr. Peterson's benefit.

(11) Includes 18 shares owned by trusts in which Dr. Stern disclaims any beneficial ownership, except to the extent of her pecuniary interests therein.

IV. EXECUTIVE COMPENSATION AND OTHER INFORMATION

Information under the headings "Report on Executive Compensation" and "Performance Graph" shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that Avaya specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

REPORT ON EXECUTIVE COMPENSATION

General

The Compensation Committee of the Board of Directors (the "Committee") is comprised solely of Non-employee Directors that meet the independence requirements of the New York Stock Exchange and qualify as "outside directors" under Section 162(m) of the Internal Revenue Code (the "Code"). The Committee is responsible for reviewing the CEO's individual goals and objectives, evaluating the CEO's performance, and setting CEO compensation based on this evaluation. The Committee is also responsible for reviewing the individual performance of the officers reporting directly to the CEO. In addition to approving compensation and benefit programs for individuals holding positions classified as Vice President or higher, the Committee is responsible for providing oversight and guidance in the development of compensation and benefit programs for all employees of the Company, including recommendations to the Board of Directors with respect to incentive compensation and equity-based plans.

The Committee has sole authority to retain, at the Company's expense, and terminate any compensation consultant. Along those lines, during fiscal 2004 the Committee utilized the services of Frederic W. Cook & Co., Inc. to assist it in performing its duties.

Prior to February 26, 2004, the Committee and the Governance Committee operated as one committee called the Corporate Governance and Compensation Committee, which held 6 meetings during fiscal 2004. After February 26, 2004, and for the remainder of fiscal 2004, the Committee operated as a separate committee and held 4 meetings, for a total of 10 meetings in fiscal 2004.

Compensation Philosophy

Avaya's compensation philosophy is designed to support Avaya's key objective of creating value for its shareholders. The Committee believes that offering a competitive total rewards package centered on a pay-for-performance philosophy helps achieve this objective.

Avaya's market-based pay platform, which defines market pay relative to specific jobs, emphasizes the commitment to provide employees with a pay opportunity that is externally competitive and recognizes individual contributions. It provides Avaya with an increased ability to attract and retain top talent and make more educated pay decisions.

Avaya benchmarks total direct compensation (base salary, annual cash bonus, and equity awards) against a relevant peer group of companies. As a result, base salaries are competitive relative to similar positions at companies of comparable size in our business, providing the ability for Avaya to pay base salaries to help attract and retain employees with a broad, proven track record of performance. The bonus plan provides competitive cash payment opportunity based on individual results and behavior and overall Avaya financial performance. The opportunity for a more significant award increases when both Avaya and the employee achieve high levels of performance. Our long-term incentive plan is generally made available to top performers in the form of stock options and restricted stock units, providing an additional opportunity to accumulate Avaya Common Stock and wealth related to that ownership. In addition, Avaya provides to its executive officers certain other benefits that are in line with market practice.

Avaya is mindful of the need to remain flexible and react to specific business needs as they arise. As a result, Avaya continues to monitor its compensation philosophy and make changes as appropriate to better position the Company for the future.

Proxy Materials

Compensation Programs

The following summarizes Avaya's compensation programs for executive officers, including the CEO:

Base Salaries

Base salaries are reviewed annually. Consideration of salary adjustments, if any, is based on competitive market data of a relevant peer group of companies and individual performance. The Committee reviews and approves all executive officer salary adjustments as recommended by the CEO. The Committee reviews the performance of the CEO and establishes his base salary.

Based on competitive market data, salaries during fiscal 2003 for the CEO and his senior management team generally were at or slightly above the median of the relevant peer group of companies. As a result, in fiscal 2004, only Mr. McGuire's base salary was increased by approximately 4%, and base salaries for the CEO and the balance of his senior management team remained unchanged. Mr. Peterson's base salary for fiscal 2004 remained at $940,000, which has been his base salary since 2002.

Bonus Plan

The Company's cash bonus program for executive officers, including the CEO, is designed to reward executives based on the combination of corporate performance and individual performance.

At the beginning of each fiscal year, the Committee establishes corporate targets that must be achieved before bonuses will be considered. In the event that corporate performance equals or exceeds those targets, cash bonuses may be paid to eligible employees at the end of that fiscal year. For fiscal 2004, the Committee determined that corporate performance would be measured against operating income and cash flow targets. Comparing actual corporate performance against those targets for fiscal 2004, for purposes of calculating the bonus plan payout, Avaya's performance was 143% of target.

The assessment of an executive officer's individual performance includes consideration of that executive officer's leadership qualities and achievement of stated objectives.

Award targets for executive officers are set based upon both the work required to be performed and competitive market data. The annual target award for Mr. Peterson's bonus is set at 125% of his base salary. In fiscal 2004, Mr. Peterson received a bonus of $2,100,400, or 179% of his target award. For the other officers named in the Summary Compensation Table, the fiscal 2004 target award is from 143% to 164% of target award. For additional information on cash bonuses earned by the executive officers named in the Summary Compensation Table, please see "—Summary Compensation Table" below.

Equity-Based Program

Avaya's equity-based awards consist principally of stock options and restricted stock unit awards. These equity-based awards are designed to align management interests with those of shareholders. Stock option awards provide executive officers with upside opportunity for improving Avaya's stock price. Restricted stock unit awards are granted to enhance the retention value for our executive officers. In fiscal 2004, equity-based awards were made from the Avaya Inc. 2004 Long Term Incentive Plan and its predecessor plans, including the Avaya Inc. 2000 Long Term Incentive Plan and the Avaya Inc. Long Term Incentive Plan for Management Employees.

The Committee structures the size of awards by balancing the interests of shareholders, in terms of the impact of dilution, with the need to provide attractive and competitive stock plans. The Committee bases individual grants of equity-based awards on various factors, including competitive market data, demonstrated sustained performance and each executive officer's ability to contribute to Avaya's future success. The Company's ability to retain key talent also is considered.

In fiscal 2004, all stock options awarded to executive officers have a term of seven years and vest in equal installments on the first, second, and third anniversaries of the grant date, except for Mr. Scricco's inaugural option grant, which vests one-third on the first anniversary of the grant date and in equal monthly installments thereafter until the award is fully vested on the third anniversary of the grant date. The inaugural grant of restricted stock units made to Mr. Scricco vests 50% on each of the third and fourth anniversaries of the grant date. Mr. Peterson was not granted any equity based awards in fiscal 2004.

Certain Other Benefits

To remain competitive in the market for a high caliber management team, Avaya provides its executive officers, including the CEO, with certain fringe benefits, including financial counseling services, a car allowance, reimbursement for home security systems, and limited use of the corporate aircraft and automobiles for personal reasons. The Committee periodically reviews fringe benefits made available to the Company's executive officers, including the CEO, to ensure that they are in line with market practice. For additional information regarding fringe benefits made available to the Company's executive officers, including the CEO, during fiscal 2004, please see "—Summary Compensation Table." As indicated in the Summary Compensation Table, the fringe benefits provided to Mr. Peterson during fiscal 2004 (identified under the heading "Other Annual Compensation") represented less than 3% of his total compensation for the year.

Review of CEO Compensation

The performance of each executive officer, including the CEO, is reviewed two times each fiscal year, at six month intervals. With respect to the CEO, the Committee is responsible for reviewing the CEO's individual goals and objectives, evaluating the CEO's performance, and setting CEO compensation based on this evaluation. The Committee uses specified criteria to help assess the performance of the Chairman and CEO in addition to the financial results of the Company and performance against his annual objectives. Among other things, the Committee evaluates his ability: to act as a role model for ethics and integrity; to give serious attention to succession planning; to challenge the organization to exceed expected outcomes and results; to make long-term decisions that create competitive advantage; and to be effective overall as a leader.

Following an evaluation of the CEO's performance, the Committee reviews the CEO's total compensation package, including base salary, short term incentive awards, long term incentive awards, benefits, and perquisites. The components of Mr. Peterson's compensation for fiscal 2004 are identified below under "—Summary Compensation Table." In addition, for information regarding certain pension benefits for which Mr. Peterson is eligible, please see "—Pension Plans."

Avaya Inc. Deferred Compensation Plan

The Avaya Inc. Deferred Compensation Plan is an unfunded, deferred compensation plan maintained primarily for our executive officers, including the CEO, and for members of the Board of Directors who are not employees of the Company. The purpose of the plan is to provide a means by which eligible employees and Non-employee Directors may defer the receipt of certain forms of compensation while at the same time giving the Company the present use of the compensation so deferred. As administered, the plan permits our executives to defer the receipt of shares of Common Stock underlying vested restricted stock units. Benefits under the plan are paid directly by the Company out of its general assets when due. As of October 1, 2004, of the executive officers listed in the Summary Compensation Table, only Mr. Peterson has elected to defer the receipt of shares of Common Stock underlying vested restricted stock units. Please see "Security Ownership of Certain Beneficial Owners and Management" for more information.

Tax Deductibility of Compensation

The Code imposes a limitation on the deduction for certain executive officers' compensation unless certain requirements are met. Avaya's policy is to have all compensation fully deductible; however, Avaya reserves the right to pay compensation that is not deductible if it is in the best interest of Avaya. The Compensation Committee and Avaya have carefully considered the impact of these tax laws and have taken certain actions intended to preserve Avaya's tax deduction with respect to any affected compensation.

Conclusion

The Committee feels confident that, with the assistance of compensation consultants and through benchmarking, the Company's salary, bonus and equity-based programs help enable the Company to effectively attract, retain and motivate a high caliber management team. In addition, the Committee believes that, by thoroughly reviewing all elements of compensation, including benefits and perquisites awarded to

executive officers, including the CEO, the Committee has fostered a competitive total rewards package designed to promote Avaya's pay-for-performance philosophy.

Compensation Committee
Philip A. Odeen (Chairman)
Joseph P. Landy
Hellene S. Runtagh
Richard F. Wallman
Ronald L. Zarrella

PERFORMANCE GRAPH

COMPARISON OF CUMULATIVE TOTAL RETURN* AMONG AVAYA INC., THE S&P 500 INDEX AND THE S&P 500 INFORMATION TECHNOLOGY INDEX



	8/31/00	9/18/00	9/30/00	3/31/01	9/30/01	3/31/02	9/30/02	3/31/03	9/30/03	3/31/04	9/30/04
Avaya Inc.		$100.00	$111.89	$63.41	$48.29	$36.00	$ 6.98	$ 9.95	$53.17	$77.46	$68.00
S&P 500	$100.00		$ 94.72	$76.96	$69.51	$77.14	$55.27	$58.04	$68.75	$78.43	$78.29
S&P 500 Information Technology	$100.00		$ 81.28	$40.13	$29.78	$37.15	$20.54	$25.02	$32.76	$36.05	$33.41

* Assumes $100.00 invested on September 18, 2000, the date on which Avaya became a publicly traded company, or on August 31, 2000, with respect to the indices, with reinvestment of dividends.

Historical stock performance during this period may not be indicative of future stock performance.

EQUITY COMPENSATION PLAN INFORMATION AS OF SEPTEMBER 30, 2004

The Company maintains the Avaya Inc. 2003 Employee Stock Purchase Plan and the Avaya Inc. 2004 Long Term Incentive Plan (the "2004 LTIP") pursuant to which it may grant equity awards to eligible persons. The 2004 LTIP is the amended and restated Avaya Inc. Long Term Incentive Plan for Management Employees (the "Management Plan") that was approved by shareholders at the Company's 2004 annual meeting. As revised, the 2004 LTIP is the successor plan to the following Company plans: the Management Plan, the 2000 Long Term Incentive Plan, the 2000 Stock Compensation Plan for Non-Employee Directors and the Broad-Based Stock Option Plan.

The following table gives information about equity awards under the Company's above-mentioned plans as of September 30, 2004.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders(1)	41,792,521(3)	$10.9866	57,789,897(4)(5)
Equity compensation plans not approved by shareholders(2)	498,786	$10.8827	0
Total	42,291,307	$10.9854	57,789,897

(1) In connection with the spin-off of Avaya by Lucent on September 30, 2000, Avaya assumed certain stock options granted to Avaya employees through Lucent plans, pursuant to which such stock options are exercisable for 7,700,063 shares of Avaya Common Stock. These options have a weighted average exercise price of $25.8968 per share. In addition to options, there is an aggregate of 530,803 shares of Common Stock underlying stock awards that have vested the receipt of which has been deferred. No further awards will be made under these assumed plans. Statistics regarding the assumed options and deferred shares are not included in the above table.

(2) This figure reflects discretionary grants made prior to January 1, 2003 to Non-employee Directors of the Company under individual agreements not pursuant to a stock option plan of the Company. These grants were made to attract and retain qualified persons who are not employees of the Company for service as members of the Board of Directors by providing such members with an interest in the Company's success and progress. The awards are ten-year term non-qualified options to purchase Common Stock. The price of the options is the fair market value on the date the options are granted. The options become exercisable six months from the date of grant.

(3) This amount includes an aggregate of 798,155 shares of Common Stock the receipt of which has been deferred under the terms of the Avaya Inc. Deferred Compensation Plan. Since the shares have no exercise price, they have been excluded from the weighted average calculations in Column (b).

(4) This amount includes an aggregate of 2,187,002 shares representing outstanding restricted stock unit awards vesting through 2008 and 27,179,570 shares remaining available for purchase under the 2003 Employee Stock Purchase Plan.

(5) In February 2001, the Company acquired VPNet Technologies, Inc. and assumed stock options under the VPNet Technologies, Inc. 1996 Stock Option Plan pursuant to which such stock options are exercisable for 124,699 shares of Avaya Common Stock. These options have a weighted average exercise price of $7.3066 per share. No further awards will be made under the VPNet plan. Statistics regarding the assumed options are not included in the above table.

Proxy Materials

PENSION PLANS

Upon Avaya's spin-off from Lucent, Avaya adopted a non-contributory pension plan, known as the Avaya Inc. Pension Plan for Salaried Employees ("APPSE"), that covers salaried employees, including executives. Additionally, at that time, Avaya adopted a non-contributory supplemental pension plan. In September 2003, Avaya announced that, effective December 31, 2003, the pension benefit accruals provided under the APPSE would be frozen. Additionally, corresponding changes to the supplemental pension plan and the Avaya Inc. Savings Plan for Salaried Employees ("ASPSE") also were made. The following is a summary description of the terms of the APPSE and the supplemental pension plan, in each case as modified in accordance with the announcement made in September 2003.

Participants were given full credit under the APPSE for service and compensation accrued prior to the separation from Lucent under the Lucent pension plan. The APPSE was established on October 1, 2000 and it has two separate programs, the Service Based Program and Account Balance Program.

For employees hired prior to 1999, the Service Based Program provides for annual pensions computed on a modified career average pay such that a participant's benefit is equal to:

- 1.4% of the participant's average annual pension eligible pay for the five years ending December 31, 1998, excluding the annual bonus award paid in December 1997, times the number of years of service prior to January 1, 1999; plus
- 1.4% of the participant's pension eligible pay from January 1, 1999 through December 31, 2003 including the annual bonus award paid in December 1997.

Participants must be at least age 55 with at least 15 years of service to become eligible for a service pension under the APPSE. Furthermore, if the sum of the participant's age and service is not at least equal to 80 years, a 3% reduction per year will be applied to the pension amount. After December 31, 2003, the participant's age and service will continue to count toward meeting this eligibility and, as applicable, reduce or eliminate the discount. However, the pension benefit will be the frozen amount accrued as of December 31, 2003.

The Account Balance Program was established generally for employees hired on or after January 1, 1999. The Account Balance Program is a cash balance pension plan, which adds age-based pay credits and interest credits to a participant's account annually. The age-based pay credits range from 3% to 10%. Interest credits are determined annually and will be no less than 4%, but no greater than 10%. The final age-based pay credit was made on January 1, 2004 for plan year 2003. Because accrued benefits have been frozen, no further pay credits will be made to a participant's account. Interest credits, however, will continue to be made every December 31. No new employees hired after December 31, 2003 will participate in the APPSE.

Pension amounts under the APPSE are not subject to reductions for Social Security benefits or other offset amounts. Average annual pay includes base salary and certain pension-eligible bonus awards. However, federal laws place limitations on compensation amounts that may be included under the APPSE.

Pension amounts based on the pension plan formula, which exceed the applicable Code limitations with respect to qualified plans, are paid under the supplemental pension plan. Compensation amounts that exceed the applicable federal limitations, including amounts related to bonus awards, are taken into account under our supplemental pension plan. This plan is a non-contributory plan, and uses the same formula and eligibility rules as the APPSE to provide supplemental pension benefits to salaried employees, including Avaya executives.

Aside from paying pension benefits above the applicable Code limitations as accrued up to December 31, 2003, the supplemental pension plan had a minimum pension benefit provision that was eliminated effective December 31, 2003. Additionally, the mid-career provision of the supplemental pension plan, which provided for certain benefits based on factors including date of hire and job levels at date of hire and termination, was frozen as of December 31, 2003. As of September 30, 2004, the estimated annual frozen pension benefits payable upon retirement at normal retirement age (65) for each of the executive officers listed in the Summary Compensation Table was as follows:

Proxy Materials

Name	Age 65 Annuity
Donald K. Peterson	$242,762
Garry K. McGuire	$ 30,962
Michael C. Thurk	$ 17,038
Louis J. D'Ambrosio	$ 9,969
Francis M. Scricco*	—

* Mr. Scricco joined the Company on March 29, 2004. As a result, he is not eligible for pension benefits upon retirement.

In connection with the changes made to the APPSE and the supplemental pension plan, Avaya created the Avaya Inc. Savings Restoration Plan ("ASRP"), in which all executive officers are eligible to participate. The ASRP is a non-qualified deferred compensation plan designed to restore contribution opportunities lost under the ASPSE as a result of Code limits, and it was implemented in light of the fact that pension benefits were frozen effective December 31, 2003. The ASRP provides that executives will be able to defer and receive company allocations that cannot be received under the ASPSE due to limitations imposed by the Code. For information on amounts received by our executive officers, including the CEO, under the ASRP, please see "—Summary Compensation Table" below.

It is anticipated that some of our non-qualified executive benefit plans, including the supplemental pension plan and the ASRP, will be supported by a benefits protection trust, the assets of which will be subject to the claims of our creditors. In the event of a change in control or a potential change in control of Avaya, certain additional funds might be required to be contributed to such trust to support benefits under such plans.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Change in Control Arrangements

Incentive Plans

Avaya Inc. 2004 Long Term Incentive Plan

The Avaya Inc. 2004 Long Term Incentive Plan generally provides that, unless our Compensation Committee determines otherwise at the time of grant with respect to a particular award, in the event of a "change in control": (i) any options and stock appreciation rights outstanding as of the date the change in control is determined to have occurred will become fully exercisable and vested; (ii) the restrictions and deferral limitations applicable to any restricted stock awards will lapse; and (iii) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse, and such other stock unit awards or other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable. In addition, if a "change in control" occurs or is to occur during a performance period, the Compensation Committee shall determine the extent to which performance awards shall vest or shall be adjusted in light of such change in control.

The plan defines "change in control" to mean, generally: (i) an acquisition by any individual, entity or group (other than an acquisition directly from Avaya) of beneficial ownership of 50% or more of either the then-outstanding shares of our Common Stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of Directors; (ii) a change in the composition of a majority of our Board of Directors which is not supported by our current Board of Directors; (iii) subject to certain exceptions, the approval by the shareholders of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets of or, if consummation of such corporate transaction is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency, the obtaining of such consent either explicitly or implicitly by consummation; or (iv) the approval of the shareholders of our complete liquidation or dissolution.

Avaya Inc. Deferred Compensation Plan

With respect to deferrals made prior to January 1, 2005, unless a contrary advance election is made, amounts deferred under the Avaya Inc. Deferred Compensation Plan will be paid in a lump sum as soon as practicable following a change in control. With respect to those deferrals, the definition of "change in control" under the Deferred Compensation Plan is substantially similar to the definition used for the Avaya Inc. 2004 Long Term Incentive Plan, but the change in control trigger under the Deferred Compensation Plan is 20% as opposed to 50%. See "—Avaya Inc. 2004 Long Term Incentive Plan" above. With respect to deferrals made on or after January 1, 2005, amounts deferred under the Avaya Inc. Deferred Compensation Plan will be paid in a lump sum as soon as practical following a change in control. With respect to those deferrals, the definition of "change in control" will comply with regulations to be promulgated by the Internal Revenue Service.

Avaya Inc. Savings Restoration Plan

As described under "—Pension Plans" above, the ASRP provides certain eligible employees, including the executive officers named in the Summary Compensation Table, certain benefits otherwise limited under the ASPSE as a result of limitations under the Code. The plan provides that certain allocations made pursuant to the plan will be paid following a "change in control." The definition of "change in control" for the purposes of the ASRP is substantially similar to the definition used for the Avaya Inc. 2004 Long Term Incentive Plan. See "—Avaya Inc. 2004 Long Term Incentive Plan" above.

Severance Agreements

Avaya entered into agreements with each of Messrs. Peterson and McGuire effective September 1, 2001, with Mr. Thurk, effective January 10, 2002, with Mr. D'Ambrosio, effective December 18, 2002, and with Mr. Scricco effective March 29, 2004, providing for certain severance benefits in the event of the termination of the employment of such executive officer following a change in control. Each of the agreements has a term of one year and will renew automatically each year thereafter unless terminated by our Board of Directors. The Compensation Committee annually reviews these agreements and makes a determination whether or not to renew them.

Effective September 1, 2004, each of Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Scricco entered into severance agreements replacing the prior agreements following the annual review conducted by our Board of Directors. Under each agreement, severance is payable upon a company-initiated termination or a termination initiated by the applicable executive officer with good reason within two years following a change in control. The definition of "good reason" includes a reduction in that executive officer's compensation, substantial change in that executive officer's work location or the assignment of additional duties inconsistent in any material respect with, or materially greater in scope than, that executive officer's duties and responsibilities immediately prior to such change in control without an appropriate increase in targeted compensation. The definition of change in control is substantially similar to the definition used for the purposes of the Avaya Inc. 2004 Long Term Incentive Plan. See "—Incentive Plans—Avaya Inc. 2004 Long Term Incentive Plan" above.

The agreements provide that Mr. Peterson shall be entitled to a severance benefit equal to three times the sum of his annual base salary and target bonus, while each of the other executive officers shall be entitled to two times the sum of their respective annual base salaries and target bonuses. In addition, these executive officers are entitled to continuation of medical and life insurance and a pension enhancement payment for the period of severance. The company will also generally pay to these executive officers an amount covering any excise tax on these benefits.

Involuntary Separation Plan

The Avaya Involuntary Separation Plan for Senior Officers, effective October 13, 2001, is designed to provide a specific payment and certain benefit enhancements to eligible "Senior Officers" of Avaya and its affiliated companies and subsidiaries in the event that their employment is involuntarily terminated under certain conditions. Eligible "Senior Officers" include all senior officers who report directly to the CEO, including Messrs. McGuire, Thurk, D'Ambrosio and Scricco, who are designated "At Risk" under the Avaya Force Management Program Guidelines. The CEO is not included as a participant in this plan. A Senior

Officer is "At Risk" if there is a company initiated termination other than for "cause," which is defined as: (i) conviction (including a plea of guilty or nolo contendere) of a felony or any crime of theft, dishonesty or moral turpitude; or (ii) gross omission or gross dereliction of any statutory or common law duty of loyalty to Avaya; or (iii) any other violation of Avaya's Code of Conduct. "At Risk" does not include any termination that is caused by or results from a change in control of Avaya, and, as a result, this plan does not apply where one of the agreements listed under "—Severance Agreements" above is triggered. In the event that a Senior Officer is involuntarily terminated by the Company other than for "cause," that Senior Officer is entitled to receive under the plan, upon executing a termination agreement and release, 150% of his final annual base salary, along with certain other benefits to continue for a period of time post-closing, including, but not limited to, certain medical benefits, financial counseling and outplacement services.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Landy has been a managing member of Warburg Pincus LLC since October 2002 and has been co-president of Warburg Pincus LLC since April 2002. From September 2000 to April 2002, Mr. Landy served as an executive managing director of Warburg Pincus LLC. Mr. Landy has been with Warburg Pincus LLC since 1985. Mr. Landy was nominated for election to our Board by the Warburg Pincus Entities in connection with the transactions described under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions." Mr. Landy may be entitled to indemnification by affiliates of the Warburg Pincus Entities against certain liabilities that he may incur as a result of serving as a Director of Avaya.

During fiscal 2004 Mr. Peterson served on the board of directors of Reynolds and Reynolds. During that period, Reynolds and Reynolds paid approximately $500,000 to the Company for the purchase of certain equipment and software, installation and other services for that company's facilities and for continuation of other communications-related services. Mr. Odeen is Chairman and Interim Chief Executive Officer of Reynolds and Reynolds and Chairman of Avaya's Compensation Committee.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by us for services rendered in all capacities during the last fiscal year to our Chief Executive Officer and our other four most highly compensated executive officers.

		Annual Compensation			Long-term Compensation Awards			
					Awards		Payouts	
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)
Donald K. Peterson, Chairman of the Board, President and Chief Executive Officer	2004	940,000	2,100,400	75,909(7)	—	—	—	49,106(11)(12)
	2003	940,000	1,032,000	80,384(7)	442,000(8)	1,400,000	—	15,131(11)(12)(13)
	2002	940,000	—	88,458(7)	504,800(9)	400,000	—	22,580(11)(12)(13)
Garry K. McGuire, Chief Financial Officer and Senior Vice President — Corporate Development	2004	466,667	657,000	46,273(7)	—	125,000	—	125,729(11)(12)(14)
	2003	450,000	359,000	42,953(7)	1,430,000(8)	900,000	—	8,810(11)(12)
	2002	450,000	—	44,522(7)	157,750(9)	150,000	—	5,825(11)(12)
Michael C. Thurk, Group Vice President — Enterprise Communications Group (1)	2004	475,000	664,000	32,284(7)	—	125,000	—	22,985(11)(12)
	2003	466,667	364,000	39,622(7)	1,430,000(8)	1,000,000	—	5,906(11)(12)
	2002	311,594	230,000(4)	12,600(7)	945,250(9)	400,000	—	3,463(11)(12)
Louis J. D'Ambrosio, Group Vice President — Global Sales, Channels & Marketing(2)	2004	475,000	664,000	37,659(7)	—	125,000	—	39,240(11)(12)(15)
	2003	374,242	828,000(5)	34,259(7)	1,350,000(8)	1,000,000	—	315,627(11)(12)(16)
Francis M. Scricco, Group Vice President — Avaya Global Services(3)	2004	242,663	827,400(6)	21,028(7)	1,558,000(10)	700,000	—	36,289(11)(12)(17)

(1) Mr. Thurk became Group Vice President, Systems on January 10, 2002, and later assumed the title of Group Vice President—Enterprise Communications Group.

(2) Mr. D'Ambrosio became Group Vice President—Global Services on December 18, 2002 and later assumed the title of Group Vice President—Global Sales, Channels & Marketing.

(3) Mr. Scricco became Group Vice President—Avaya Global Services on March 29, 2004.

(4) The amount shown represents a $230,000 payment made pursuant to Mr. Thurk's offer of employment.

(5) Includes a payment of $460,000 made pursuant to Mr. D'Ambrosio's offer of employment.

(6) Includes a payment of $250,000 made pursuant to Mr. Scricco's offer of employment.

(7) Includes tax reimbursement payments and certain fringe benefits. In addition, for Mr. Peterson, amounts include payments of above-market interest on deferred compensation payable with respect to deferred compensation accounts that were assumed by Avaya in connection with the spin-off from Lucent, which accounts have since been distributed.

Fringe benefits include financial counseling services, a car allowance, reimbursement for home security systems, and limited use of the corporate aircraft and automobiles for personal reasons. To the extent that any fringe benefit received exceeds 25% of the total amount shown, the Company is required to specifically identify that fringe benefit in a footnote or otherwise.

Along those lines, in 2004, Mr. Peterson had personal use of company aircraft with an incremental cost to the Company of $23,381. In addition, Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Scricco received financial counseling services valued at $30,000, $19,544, $15,215, $20,000, and $6,296, respectively; and Messrs. McGuire, Thurk, D'Ambrosio and Scricco received a company car allowance of $16,800, $16,800, $16,800 and $9,800, respectively.

In 2003, (i) Mr. Peterson had personal use of company aircraft with an incremental cost to the Company of $17,065; (ii) Messrs. Peterson, McGuire, Thurk and D'Ambrosio received financial counseling services valued at $30,000, $18,146, $19,895 and $20,000, respectively; and (iii) Messrs. McGuire, Thurk and D'Ambrosio received a company car allowance of $16,800, $16,800 and $14,000, respectively.

In 2002, (i) Mr. Peterson had personal use of company aircraft with an incremental cost to the Company of $29,938; (ii) Messrs. Peterson and McGuire received financial counseling services valued at $24,069 and $20,000, respectively; and (iii) Messrs. McGuire and Thurk received a company car allowance of $16,800 and $12,600, respectively.

(8) Amounts for 2003 are calculated based upon 200,000 restricted stock unit grants to Mr. Peterson on November 8, 2002 at the closing price of $2.21; 200,000 restricted stock units to Mr. McGuire on July 8, 2003 at the closing price of $7.15; 200,000 restricted stock units granted to Mr. Thurk on July 8, 2003 at a closing price of $7.15; and 500,000 restricted stock units granted to Mr. D'Ambrosio on December 18, 2002 at a closing price of $2.70. Holders of these restricted stock units are not entitled to receive dividends on their restricted stock units.

(9) Amounts for 2002 are calculated based upon 80,000 and 25,000 restricted stock units granted to each of Messrs. Peterson and McGuire, respectively, on April 18, 2002 using the closing market price for common stock on that date of $6.31 per share. Mr. Thurk was given an inaugural grant of 75,000 restricted stock units on January 10, 2002 at a closing price of $10.50 per share and an April 18, 2002 grant of 25,000 restricted stock units at a closing price of $6.31 per share.

(10) Mr. Scricco was given an inaugural grant of 100,000 restricted stock units on March 29, 2004 at the closing price of $15.58. The restricted stock unit award vests 50% on March 29, 2007 and 50% on March 29, 2008.

The total number of restricted stock units held by Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Scricco on September 30, 2004 was 240,000, 158,334, 233,334, 333,334 and 100,000, respectively. The value of these restricted stock unit holdings on that date was $3,345,600, $2,207,176, $3,252,676, $4,646,676 and $1,394,000, respectively, based upon the closing price of Avaya Common Stock on the NYSE on September 30, 2004, which was $13.94 per share. Holders of these restricted stock units are not entitled to receive dividends on their restricted stock units.

(11) In 2004, company contributions to savings plans for Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Scricco totaled approximately $42,300, $21,150, $20,350, $15,325 and $14,560, respectively. These amounts include company contributions to the Avaya Inc. Savings Restoration Plan, which was implemented in 2004. For

additional information on the Avaya Inc. Savings Restoration Plan, please see "—Pension Plans" above. In 2003, company contributions to savings plans for Messrs. Peterson, McGuire, Thurk and D'Ambrosio totaled approximately $3,790, $4,604, $3,510 and $1,906, respectively. In 2002, company contributions to savings plans for Messrs. Peterson, McGuire and Thurk totaled approximately $2,500, $2,500 and $1,751, respectively.

(12) Includes $6,806, $4,579, $2,635, $971 and $2,024 for insurance premiums paid on behalf of each of Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Scricco, respectively, for 2004. Includes $6,266, $4,206, $2,396 and $809 for insurance premiums paid on behalf of each of Messrs. Peterson, McGuire, Thurk and D'Ambrosio, respectively, for 2003. Includes $4,861, $3,325 and $1,712 for insurance premiums paid on behalf of each of Messrs. Peterson, McGuire and Thurk, respectively, for 2002. For 2002, amounts indicated for each of Messrs. Peterson and McGuire represent payments for a period of less than a full fiscal year as, for part of the year, each of those individuals was covered by a split-dollar life insurance policy under which no premium was paid by Avaya. Premiums under those split-dollar policies were paid by Lucent prior to fiscal 2001 and such split-dollar policies have since terminated.

(13) For 2003 and 2002, this amount includes a total of $5,075 and $15,219, respectively, of interest earned on the special deferred compensation account established in connection an employment agreement with Mr. Peterson that had been assumed by Avaya. The employment agreement, which was entered into by Mr. Peterson and AT&T in 1995, and subsequently assumed by Lucent, required Lucent to establish a special deferred compensation account in the amount of $190,000. In connection with our separation from Lucent, we assumed Lucent's obligations under the agreement. Mr. Peterson elected to receive a distribution of funds from this account and the account was closed on November 4, 2002.

(14) Includes a $100,000 "spot" award to Mr. McGuire for performance during fiscal 2004.

(15) Includes $22,944 for relocation payments for Mr. D'Ambrosio in 2004, including the appropriate tax gross-up.

(16) Includes $312,912 for Mr. D'Ambrosio in 2003 for relocation payments, including the appropriate tax gross-up.

(17) Includes $19,705 for temporary housing for Mr. Scricco in 2004, including the appropriate tax gross-up.

Proxy Materials

OPTION GRANTS IN FISCAL 2004

The following table sets forth information concerning individual grants of stock options made under the Avaya Inc. 2004 Long Term Incentive Plan and its predecessor plans, the Avaya Inc. 2000 Long Term Incentive Plan and the Avaya Inc. Long Term Incentive Plan for Management Employees, during fiscal 2004 to each of the executive officers listed in the Summary Compensation Table.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)	
Name	Number of Securities Underlying Options Granted(1) (#)	% of Total Options Granted to Employees During Fiscal 2004	Exercise or Base Price ($/SH)	Expiration Date	5%	10%
Donald K. Peterson	—	—	—	—	—	—
Garry K. McGuire	125,000	1.2	13.2500	11/16/2010	697,125	1,602,979
Michael C. Thurk	125,000	1.2	13.2500	11/16/2010	697,125	1,602,979
Louis J. D'Ambrosio	125,000	1.2	13.2500	11/16/2010	697,125	1,602,979
Francis M. Scricco	700,000	6.8	15.6250	03/28/2011	4,408,337	10,315,209

(1) Options granted to Messrs. McGuire, Thurk and D'Ambrosio expire on November 16, 2010 and vest one-third annually on the first, second and third anniversaries of the grant date. The options awarded to Mr. Scricco expire on March 28, 2011, and they vest one-third on the first anniversary of the grant date, and one-thirty-sixth of the total grant vests monthly thereafter, such that the grant vests fully on March 29, 2007. Vesting will, in certain cases, be accelerated upon the occurrence of a "change in control." See "—Employment Contracts and Change in Control Arrangements—Incentive Plans."

(2) The potential realizable value uses the hypothetical rates specified by the Securities and Exchange Commission and is not intended to forecast future appreciation, if any, of Common Stock price.

AGGREGATE OPTION EXERCISES IN FISCAL 2004 AND VALUES AS OF SEPTEMBER 30, 2004

The following table sets forth information concerning each exercise of stock options during fiscal 2004 by each of the executive officers listed in the Summary Compensation Table and the value of unexercised options as of September 30, 2004.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options (#)		Value of Unexercised In-the-Money Options ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Donald K. Peterson	4,500	50,285	4,614,105	848,611	9,245,633	8,993,137
Garry K. McGuire	220,000	2,392,112	1,213,333	641,667	3,018,239	5,639,711
Michael C. Thurk	202,778	2,139,583	293,054	779,168	1,903,146	6,523,133
Louis J. D'Ambrosio	100,000	1,147,400	337,500	687,500	3,796,875	6,414,375
Francis M. Scricco	—	—	—	700,000	—	—

(1) Calculated using the fair market value of a share of Avaya Common Stock on September 30, 2004, which was $13.94.

By Order of the Board of Directors

Pamela F. Craven
Secretary

January 4, 2005

AVAYA INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Adopted November 2, 2000
As Amended Through December 16, 2004

Purpose

1.1 The Audit Committee (the "Committee") is appointed by the Board of Directors of Avaya Inc. (the "Company") to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities.

1.2 The Committee's primary audit committee duties and responsibilities are to assist the Board with respect to:

- The adequacy and integrity of the Company's internal controls and financial reporting process and the reliability of the Company's financial reports to the public.
- The independence, qualifications and performance of the Company's internal auditors (the "Internal Auditor") and external independent auditor ("Independent Auditor").
- The Company's compliance with certain legal and regulatory requirements.

1.3 The Committee shall have the authority, in its discretion, to conduct investigations and retain independent legal, accounting or other consultants or experts to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the Independent Auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee, as well as for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Composition

2.1 The Committee shall be comprised of not less than three members, all of whom shall be non-employee directors of the Company.

2.2 All members of the Committee shall meet the independence requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission (the "Commission").

2.3 The members of the Committee shall serve one-year terms, and shall be elected annually by the Board, upon nomination by the Governance Committee, on such date as the Board shall determine. The members of the Committee may be replaced by the Board.

2.4 Each Committee member shall be financially literate as such qualification is interpreted by the Board in its business judgment, or shall become financially literate within a reasonable period of time after appointment to the Committee.

2.5 The Committee Chair shall have accounting or related financial management expertise as the Board interprets such qualification in its business judgment.

2.6 At least one member of the Committee shall be an "audit committee financial expert" as defined by the Commission.

Committee Meetings

3.1 The Committee shall hold meetings at least quarterly each fiscal year, and at any additional time as either the Board or Committee deems necessary.

3.2 The Committee may request that members of management, any employee of the Company, the Company's outside counsel and/or the Company's Independent Auditor be present at meetings as needed.

3.3 The Committee shall meet at least quarterly, in separate private sessions, with each of (i) management, (ii) the Company's senior internal auditing officer, and (iii) the Independent Auditor.

3.4 The Committee may form, and delegate authority to, subcommittees when appropriate, including, without limitation, the authority to pre-approve permitted audit related and non-audit services.

3.5 Minutes of each meeting will be kept and distributed to the entire Board.

General Principles as to Independent Auditor

4.1 The following principles shall apply with respect to the Committee and the Company's Independent Auditor:

a. The Committee shall have the sole and direct authority to engage, appoint, evaluate, compensate or replace the Independent Auditor.

b. The Committee shall be directly responsible for the oversight of the work of the Independent Auditor (including resolution of disagreements between management and the Independent Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Independent Auditor shall report directly to the Audit Committee.

c. The Committee shall review and approve in advance all audit, audit related and non-audit services (to the extent permitted by and consistent with the requirements of the Exchange Act).

d. The Committee shall review and approve in advance all fees to be paid to the Independent Auditor for audit, audit related and non-audit services consistent with the requirements of the Exchange Act.

e. If the Company's Independent Auditor identifies a significant problem that is not being adequately addressed by management, it shall be communicated to the Committee.

4.2 The Committee shall obtain and review an annual report from the Independent Auditor describing:

(a) the Independent Auditor's internal quality-control procedures;

(b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm;

(c) any steps taken to deal with any such issues; and

(d) any matters described in reports filed by the Independent Auditor with the Public Company Accounting Oversight Board.

4.3 The Independent Auditor shall report to the Committee:

(a) all critical accounting practices and policies to be used;

(b) all alternative accounting treatments; and

(c) other written communications with management, such as the management letter provided by the Independent Auditor and the Company's response to that letter as well as any schedule of unadjusted audit differences.

4.4 The Committee shall undertake the following with respect to the Independent Auditor's independence:

a. Ensure that the Independent Auditor submits annually, a formal written statement including the written disclosures required by Independence Standards Board Standard No. 1 delineating all relationships between the Independent Auditor and the Company.

b. Actively engage in a dialogue with the Independent Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Independent Auditor.

c. Consider whether the provision of non-audit services by the Independent Auditor is compatible with maintaining the independence of the Independent Auditor

Primary Responsibilities

Financial Reporting and Disclosure

5.1 The Committee shall review and discuss with management and the Independent Auditor the audited financial statements of the Company, the results of the year-end audit by the Independent Auditor and the other financial information, including management's discussion and analysis of financial condition and results of operations, included in the Company's Form 10-K.

5.2 The Committee shall discuss with the Independent Auditor the matters the Independent Auditor determines are required to be discussed by Statement on Auditing Standards No. 61.

5.3 Based on the review and discussions with management and the Independent Auditor referred to in this charter the Committee will advise the Board of Directors whether it recommends that the audited financial statements be included in the Company's Annual Report on Form 10-K (or incorporated by reference to the Annual Report to Shareholders).

5.4 The Committee shall discuss with management and the Company's Independent Auditor the Company's quarterly financial statements and management's discussion and analysis of financial condition and results of operations included in the Company's Form 10-Q and shall discuss with the Independent Auditor the matters the Independent Auditor determines are required to be discussed by Statement on Auditing Standards No. 71, in each case prior to filing the Form 10-Q with the Securities and Exchange Commission.

Audits/Internal Controls

5.5 The Committee shall review the proposed audit plans of the Internal Auditor for the coming year and the coordination of such plans with the Independent Auditor and shall review and discuss with management the results of such audits.

5.6 The Committee shall discuss with management, the Independent Auditor and the Internal Auditor:

a. The adequacy of the Company's internal accounting controls and the financial reporting process.

b. The status of internal control recommendations made by the Independent Auditor and the Internal Auditor.

c. The certifications of the Company's annual and quarterly financial statements required to be made by the Company's CEO and CFO and the procedures performed to support those certifications.

d. The Company's report on internal control over financial reporting and the Independent Auditor's attestation of the report prior to the filing of the Company's Form 10-K.

5.7 The Committee shall review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Auditor and provide input to the CFO as part of the performance evaluation of the Internal Auditor.

Compliance Oversight

5.8 The Committee shall be knowledgeable about the content and operation of the Company's Global Ethics and Compliance program and shall exercise reasonable oversight with respect to the implementation and effectiveness of the program, including:

a. review and evaluation of the adequacy of the Company's Ethics and Compliance Program (the "Program") to ensure the Program addresses ethical conduct and compliance with civil and criminal laws.

b. discussions with the Company's General Counsel and, as the Committee may deem appropriate, other leaders of the Program, on the adequacy of the policies and practices of the Company related to compliance with key regulatory requirements, conflicts of interest and ethical conduct.

c. establishment of procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

d. periodic review of the Company's policies with respect to risk assessment, including, but not limited to, key legal and compliance risk exposures, and the steps management has taken to monitor and

control such exposures, and the use of these assessments to modify the Company's Program in order to meet emerging threats to compliance.

Other

5.9 The Committee shall periodically receive reports from and discuss with the Company's General Counsel any material government investigations, litigation or legal matters.

5.10 The Committee shall:

a. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

b. Prepare the report required by the rules of the Commission to be included in the Company's annual proxy statement.

c. Review and reassess the adequacy of the Policy Regarding the Independent Auditor, proposing changes as necessary.

5.11 The Committee shall discuss and preview with management earnings press releases, financial information and earnings guidance (including the use of non-GAAP financial measures) provided to analysts and rating agencies prior to their release.

5.12 The Committee shall report to the full Board of Directors all significant items discussed at any Committee meeting.

5.13 The Committee shall conduct an annual performance evaluation of the Committee.

Scope of Responsibilities

6.1 While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the Independent Auditor. Nor is it the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company's Code of Conduct.

6.2 The Committee shall have such additional responsibilities related to financial matters of the Company as the Board may, from time to time, assign to the Committee.



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

2004 ANNUAL REPORT

This Annual Report contains an overview of Avaya's business, as well as information regarding Avaya's operations during fiscal 2004 and other information that our shareholders may find useful.

A. BUSINESS

Overview

Products, Applications and Services

We are a leading provider of communications systems, applications and services that help enterprises transform their businesses by redefining the way they work and interact with their customers, employees, business partners, suppliers and others. Our goal is to help our customers optimize their enterprises in order to serve their customers better, enabling them to reduce costs and grow revenue while preserving the security and reliability of their networks. A key component of our strategy is to leverage our substantial experience and expertise in traditional voice communications systems to capitalize on the transition of these traditional voice systems to IP telephony systems. We believe our comprehensive suite of IP telephony systems, communications applications and appliances, as supported by our global services organization, transforms the enterprise communications system into a strategic asset of our customers by enabling them to communicate to "anyone, at any place, at any time and in any way" they choose.

Our product offerings include:

- Internet Protocol, or IP, telephony systems;
- appliances, such as telephone sets;
- multi-media contact center infrastructure and applications in support of customer relationship management;
- unified communications applications, which include voice and multi-media messaging; and
- traditional voice communication systems.

We support our broad customer base with comprehensive global service offerings that enable our customers to plan, design, implement, maintain and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts. The skilled professionals of our services organization, together with our networks of business partners and our ability to diagnose customer network faults remotely, can provide 24 hour a day, seven day a week service to our customers around the world. Our end-to-end portfolio of service offerings provides a single point of accountability and includes:

- managed services;
- business consulting, professional services, design and network integration;
- product implementation; and
- maintenance services.

Customers and Competitive Advantages

Our broad customer base is comprised of enterprises of in a wide variety of sizes, industries and geographic regions. Our customers range in size from small enterprises employing ten employees to large government agencies and multinational companies with over 100,000 employees. Our customers include

enterprises operating in a broad range of industries around the world, including financial, manufacturing, media and communications, professional services, health care, education and governmental.

We are focused on the migration of our customers' traditional voice communications to a converged network that provides for the integration of voice, data, video and other application traffic on a single network. We offer customers the flexibility to implement a new IP telephony system or "IP-enable" their existing voice communication system, thereby preserving their existing communication technology investments and allowing them to implement IP telephony at their own pace. The appliances that operate on converged networks, including IP phones, computer workstations, wireless phones and other devices are replacing traditional telephones. The flexibility of converged networks offers increased functionality and provides our enterprise customers with the ability to reach the right person at the enterprise, at the right time, in the right place and in the right way, thereby optimizing business interactions and enhancing our customers' ability to grow revenue and reduce costs. Our products, applications and services are driving the integration of communications and business processes, making communications an important component of our customers' business strategies.

We enjoy several strengths that we believe provide us with a competitive advantage in the enterprise communications market:

- clear focus on the enterprise;
- extensive voice experience and expertise;
- ability to "IP-enable" existing voice communication systems;
- a large installed customer base;
- a comprehensive suite of industry-leading communications applications;
- a global services organization that offers end-to-end customer solutions; and
- strategic alliances with world-class business partners.

Fiscal 2004 Financial and Operating Goals

At the beginning of fiscal 2004, we set financial and operating goals of revenue growth, a return to profitability for the full fiscal year and enhanced liquidity. We delivered financial and operating results for fiscal 2004 that achieved these goals:

- *Revenue growth*—Revenue for the fiscal years ended September 30, 2004 and 2003 was $4,069 million and $3,796 million, respectively. Our 7% revenue growth in the current fiscal year was across all of our operating segments and in each geographic region in which we operate. Revenue growth in fiscal 2004 was due primarily to the growing adoption of our IP telephony systems (sales of which more than offset the expected decline in sales of our traditional voice systems) and the impact of our acquisition of Expanets in November 2003.
- *Return to profitability*—We earned net income from continuing operations for fiscal 2004 of $291 million, compared to a net loss from continuing operations in fiscal 2003 of $128 million. We have earned positive net income for each of the last six consecutive quarters. Each of our operating segments was profitable for the year. Our operating income for fiscal 2004 was $323 million, or 7.9% of revenue compared to $63 million, or 1.7% of revenue in fiscal 2003.
- *Enhanced liquidity*—We increased our cash position to $1,617 million as of September 30, 2004 from $1,192 million as of September 30, 2003 and improved our net cash to $1,024 million as of September 30, 2004 from $239 million as of September 30, 2003. Net cash provided by operating activities increased from $169 million for fiscal 2003 to $479 million for fiscal 2004.

We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly owned subsidiary of Lucent Technologies Inc. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions in this annual report as the "distribution." Prior to the distribution, we had no material assets or

activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us.

Acquisitions and Divestitures

We have completed the following acquisition and divestiture transactions since September 30, 2003:

- Acquisition of Expanets and Sale of a Portion of Expanets' Business—On November 25, 2003 we acquired substantially all of the assets and assumed certain liabilities of Expanets, previously one of our largest dealers. Upon the closing of the acquisition, we determined to sell the portion of the business that previously distributed other vendors' products and completed this divestiture through a series of transactions in December 2003 and January 2004.
- Sale of Connectivity Solutions—In January 2004, we sold substantially all of our Connectivity Solutions structured cabling segment to CommScope, Inc., except for the sale of certain remaining international operations that was substantially completed during the remainder of fiscal 2004.
- Acquisition of a Majority Interest in Tata Telecom Ltd.—As a result of a private stock purchase and a tender offer in India that was completed on August 4, 2004, we increased our ownership of the issued share capital Tata Telecom Ltd. (now called Avaya GlobalConnect, or AGC), a leading voice communications solutions provider in India, from 25.1% to 59.1%.
- Acquisition of Spectel plc—On October 4, 2004, we completed the acquisition of all of the issued share capital of Spectel plc, or Spectel, a company incorporated in Ireland and a leading provider of audio conferencing solutions.
- Acquisition of Tenovis—On November 18, 2004, we completed the acquisition of all of the issued share capital of Tenovis Germany GmbH, or Tenovis, a major European provider of enterprise communications systems and services.

For more information concerning each of these acquisitions and divestitures, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Segments—Acquisitions and Divestitures" and Note 5, Business Combinations and Other Transactions, to our Consolidated Financial Statementswhich are included herein.

Reorganization of Capital Structure

As part of our de-leveraging strategy, we have completed several transactions since September 30, 2003. These include:

- A redemption in March 2004 of $224 million aggregate principal amount of our outstanding 11⅛% senior secured notes financed with the proceeds of an equity offering of approximately 14 million shares of our common stock;
- Repurchases of $132 million aggregate principal amount of our senior secured notes in a series of open market transactions in the third quarter of fiscal 2004;
- A cash tender offer to purchase any and all of our outstanding senior secured notes in November 2004, pursuant to which we purchased with available cash a total of $271 million of our outstanding senior secured notes and obtained consents to amendments to the indenture that eliminated substantially all of the restrictive covenants and the requirement under the indenture to provide security for the senior secured notes; and
- Amendments in January 2004 and October 2004 to our Amended and Restated Five-Year Revolving Credit Facility, in each case to provide us with, among other things, additional flexibility to repurchase our debt securities and make acquisitions.

In addition, we announced on November 18, 2004 that we will redeem for cash all of our outstanding Liquid Yield Option™ Notes on December 20, 2004 for an aggregate redemption price (assuming the entire outstanding amount were settled in cash) of $299 million.

For more information concerning each of these transactions, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 8, Long-Term Debt, to our Consolidated Financial Statements, which are included herein.

Operating Segments

We offer a broad array of communications systems, applications and services that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, Web, electronic mail, facsimile, Web chat sessions and other forms of communication, across an array of devices. These devices include telephones, computers, cell phones and personal digital assistants.

Our broad portfolio of products includes:

- products we have developed internally,
- products we have obtained through acquisitions and products manufactured by third parties that we resell,
- products and software provided to us by third parties as components of our offerings, and
- products we have developed through our strategic alliances with other technology leaders.

Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for businesses with less than ten employees.

For the fiscal year ended September 30, 2004, revenue from our Enterprise Communications Group, Small and Medium Business Solutions and Services segments was 43.7%, 6.5% and 49.7%, respectively, of our total revenue. The performance of our two largest segments, Enterprise Communications Group and Services, typically has the greatest impact on our consolidated operating results. Because many of our customers who purchase products and applications from our Enterprise Communications Group segment purchase contracts to service those products and applications from our Services segment, the performance of our Services segment is related to the performance of our Enterprise Communications Group segment. Our Small and Medium Business Solutions segment represents a small portion of our total revenue and in January 2004 we sold our Connectivity Solutions segment (which was previously disclosed as a separate operating segment) so that we could strengthen our focus on our other offerings. In October 2004, we announced our intention to realign our operating segments to better reflect the way we intend to manage our business now that our acquisition of Tenovis is complete. Beginning in the first quarter of fiscal 2005, we will manage our business based on two operating segments: Products and Applications (which reflects a combination of our Enterprise Communications Group segment and Small and Medium Business Solutions segment) and Services. Please see Note 15, Operating Segments, to our Consolidated Financial Statements which are included herein, for financial information regarding our operating segments.

Historically, sales of our traditional enterprise voice communication systems represented a significant portion of our revenue. Revenue generated by these systems has been declining, however, and as described more fully under "Enterprise Communications Group," we are focused on the migration of our customers' networks from traditional voice communications systems to IP telephony systems. During fiscal 2004, revenue from the sale of our IP telephony systems increased and mitigated the decline in sales of our traditional voice systems. If we are successful in implementing our strategy, sales of IP telephony systems will continue to be a larger component of our total revenue in the future, as adoption of IP telephony by enterprises becomes more widespread. Historically, our Enterprise Communications Group segment marketed IP telephony and traditional voice systems to large enterprises and our Small and Medium Business Solutions segment marketed these products to small and medium sized enterprises. Sales of maintenance contracts to service enterprise voice communications systems are a significant component of revenue generated by our Services segment.

For the fiscal years ended September 30, 2004, 2003 and 2002, the percentage of total revenue contributed by each class of similar products, applications or services is as follows:

	Percentage of Consolidated Revenue		
	2004	2003	2002
Enterprise Communications Group:			
Converged systems	22%	23%	26%
Applications	13%	12%	11%
Appliances	8%	6%	6%
Other	1%	2%	1%
Total Enterprise Communications Group	44%	43%	44%
Small and Medium Business Solutions:	6%	6%	6%
Avaya Global Services:			
Maintenance—Contract	34%	33%	32%
Managed Services	6%	7%	7%
Implementation	5%	5%	5%
Other	5%	6%	6%
Total Avaya Global Services	50%	51%	50%
Total	100%	100%	100%

Enterprise Communications Group Segment

Our Enterprise Communications Group segment is focused on the sale of communications systems, products and applications to our enterprise customers. Our primary offerings for this segment include IP telephony systems and traditional voice communications systems, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications and appliances, such as IP telephone sets. A critical component of our strategy is our focus on the migration of our customers' traditional voice communications systems to a converged network that provides for the integration, based on Internet Protocol technology, of voice, data, video and other application traffic on a single unified network containing both wired and wireless elements. Internet protocol is a type of protocol, or set of standardized procedures, for the formatting and timing of transmission of communications traffic between two pieces of equipment.

We believe the implementation of a converged network can provide significant benefits to an enterprise in a number of ways. These benefits include:

- reduced costs through the use of a single unified network;
- simplified administration and lower costs for moves, adds and changes;
- least cost routing techniques for call processing;
- increased worker productivity resulting from enhanced wired and wireless network access to all communication channels, such as voice, e-mail and fax, from an array of devices, including computer, telephone, cell phone, fax machine and personal digital assistant; and
- enhanced business performance through the integration of IP telephony with other communications applications, such as voice messaging, e-mail, unified communications and contact centers, and third-party business applications, such as those that facilitate supply chain management and work flow processes.

Converged Systems. We are a worldwide leader in enterprise telephony, IP telephony and traditional voice telephony, which we define as the market for traditional voice telephony and IP telephony in the aggregate. Sales of telephony products and systems by our Enterprise Communications Group and Small and Medium Business Solutions segments are combined for purposes of these market leadership calculations.

Our suite of IP telephony offerings includes:

- Avaya Communication Manager, our voice application software that manages call processing, facilitates secure customer interactions across a variety of media and supports a range of Avaya and third-party applications;
- our media servers, which put voice applications such as call processing on the customer's local area network;
- our media gateways, which support traffic routing between traditional voice and IP telephony systems, providing enterprises with the flexibility to implement a new IP telephony system or to "IP-enable" their existing voice communications system, thereby helping to preserve existing communications technology investments;
- Avaya Integrated Management, a Web-based comprehensive set of tools that manages complex voice and data network infrastructures;
- our Avaya Extension to Cellular solution, which transparently bridges any cell phone to any Avaya communications server;
- SIP (Session Initiation Protocol) communication enabling real time features such as Presence Status (which indicates in a standardized shareable manner the communications state of a participant, for example "Phone Status = Off-Hook") and Instant Messaging within the secured enterprise network; and
- Application Enablement platform allowing enterprises and call centers to efficiently combine various applications to the Telephony and Call Center infrastructure.

In 2003, we entered into a strategic alliance agreement with Extreme Networks Inc. to jointly develop and market converged communications solutions. Under this agreement, we resell Extreme's data networking products on a stand-alone basis and as part of our suite of IP telephony offerings. In September 2004, Extreme's products for customer LAN core applications became our primary offering. Avaya continues to offer data networking capabilities integrated into its converged communications solutions. The products resulting from joint development between the companies will be offered to the market in the first calendar quarter of 2005. Avaya Global Services is providing a full complement of planning, design, implementation and management services worldwide. Extreme will also continue to sell its data networking products through its multinational distribution channels.

In December 2003, Avaya and Polycom, Inc. announced that the companies will collaborate to jointly develop and market new IP-telephony-enabled video solutions that will facilitate desktop and group video communication. The result is intended to help businesses communicate more efficiently, reduce costs, simplify network management and make real-time video a significant component of enterprise communications. Avaya plans to sell and service these products globally.

In October 2004, we acquired Spectel plc, the world leader in audio conferencing solutions. This acquisition will enable us to continue to expand our capabilities in conferencing, which we believe is a core business communications technology. Spectel's software-based solutions are designed using industry standards, which makes them well-suited to integrate with systems from a variety of vendors. The conferencing solutions offer enterprise self-service or managed on-premise and telecommunications service provider solutions, including applications for advanced services, such as integration with other productivity software suites, sophisticated operator support functions and wireless capabilities.

We also offer traditional voice communications systems, although the market for these systems is declining and we are focused on the migration of customers' traditional voice communications systems to IP telephony systems.

Communications Applications. Our Communications Applications organization is focused on applications that facilitate and enhance interaction in an enterprise with customers, partners, suppliers and employees. This organization is currently focused on infrastructure and applications for multi-media contact centers and unified communications.

Contact Centers. Our contact center product offerings are software and hardware systems and software applications for customer contact centers (including call centers), which are the foundation of many customer relationship management, or CRM, offerings. We use the term call centers to refer to applications that primarily manage an enterprise's interactions with customers via the telephone, and the term contact centers to refer to applications that allow customers to interact with an enterprise using multiple mediums of communication, including electronic mail, access from a Web site, Web chat and collaboration, voice self-service, telephone calls and facsimiles. We are the leading provider of call center systems in North America, Western Europe, Asia Pacific and Central and Latin America. Our strategy is to leverage this leadership position to market a broader suite of CRM applications.

Our Avaya Contact Center Solutions offer a suite of intelligent call routing alternatives that can accommodate single call centers or multiple call centers through "virtual" routing over a converged network. Calls can be routed to customer care agents or self-service applications based on a variety of criteria, or business rules, including call volume, workload, agent language or other expertise or across time zones or countries and in each case, routing is transparent to the customer. Our contact center offerings include Avaya Interaction Center, which manages interactions across a variety of communication channels, including Web, e-mail and advanced telephony systems.

Unified Communication. We define Unified Communication as a family of applications that allow individuals to collaborate and communicate more effectively and to navigate more quickly in a networked infrastructure through a variety of communications devices, including telephones, computers or personal digital assistants. Our Unified Communication offerings include our voice messaging and unified messaging products, our IP-based unified communication solution and other multimedia collaboration tools. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and email.

We are the worldwide leader in sales of voice messaging and unified messaging. Our messaging systems are configured both as stand-alone servers or as embedded software or hardware in communications servers. Many of our messaging systems are compatible with the voice communications systems of other vendors so that an enterprise may choose our messaging system as the standard for all its locations.

We offer a wide variety of voice messaging and unified messaging applications designed to serve the telephone call answering, facsimile, voice and unified messaging communications needs of enterprises. Unified messaging facilitates access to messages through the most convenient device, including Internet browsers, LAN-based personal computers and wireline or wireless telephones, using text-to-speech technology for telephonic e-mail retrieval. These products are marketed under a number of brands, including our primary brands, Octel® Messaging and INTUITY® AUDIX® Messaging. In addition, our Avaya Unified Messenger® system for Microsoft® Exchange is a unified messaging system software solution that stores voice and facsimile messages directly in a user's Microsoft Exchange electronic mailbox and enables user access to this mailbox by telephone or fax machine or a Microsoft Exchange interface on the user's personal computer. The Avaya Unified Messenger Solution—IBM Lotus Domino Version application enhances the functionality of a user's Lotus Domino e-mail messaging by providing the user with one mailbox for voice, e-mail and fax messages.

Our unified communication offering, Avaya Unified Communication Center, provides a user with ability to:

- access voice, fax and e-mail messages from an array of communication devices;
- connect to enterprise databases from a variety of media, including computers, telephones and personal digital assistants; and
- utilize personalized information filtering to prioritize communication interactions and screen calls or route them to voice mail.

Communications Appliances. In 2003, we formed a new division within our Enterprise Communications Group segment referred to as Communications Appliances. Communications Appliances consists mainly of hardware such as telephone sets and software that resides on alternative endpoints, such as our IP Softphone,

which provides the functionality of a digital telephone on a personal computer or handheld device. To date, our appliances have typically been sold as components of a larger sale of a converged system.

Small and Medium Business Solutions Segment

Avaya's Small and Medium Business Solutions (SMBS) segment is focused on the sale of communications products and applications for small and medium-sized businesses. Our primary offerings include IP telephony and traditional voice systems, as well as a host of applications, including messaging, contact center, mobility, and conferencing, among others. Our products and applications provide enhanced communications capabilities to customers with fewer than 250 employees and in a wide range of industries and market segments. SMBS is also targeting well-defined vertical markets and segments (for example, legal, accounting, retail, real estate, healthcare and minority-owned businesses), to develop, market and sell solutions that address the specific requirements of these businesses.

The products within the Avaya SMBS portfolio include:

Avaya IP Office

Avaya IP Office is an "all-in-one" IP telephony solution designed to deliver converged voice and data communications solutions to small and medium-sized businesses and branch offices of larger enterprises. IP Office offers a variety of business-enhancing features including unified messaging, voice mail, conferencing, contact center capabilities, support for remote workers and other features that are usually available only with larger, more complex systems that typically cost more. Avaya has installed 35,000 IP Office systems for small and medium businesses worldwide since its introduction in 2002.

IP Office can be customized to fit a company's needs, and allows an organization to implement IP communications at its own pace, while protecting the customer's current investment. The solution supports up to 360 users, and features a firewall for network security, internet access, wireless connectivity, advanced message monitoring and three ways to access phone calls—functionalities which until now could only be afforded by large corporations.

Traditional Voice Systems

We also provide traditional voice systems for the SMBS market including our Partner® Advanced Communication System, Merlin Magix® Integrated System and INDeX™ System.

Services Segment

Our Services segment is focused on supporting our broad customer base with comprehensive end to end global service offerings that enable our customers to plan, design, implement, monitor and manage their converged communications networks worldwide. Through our offers customers drive from where they are to where they want to be by optimizing communication solutions and enabling business growth.

We believe customers choose Avaya Services based on our:

- end to end solutions;
- experience and expertise;
- diagnostic tools and capability;
- resources;
- single point of accountability; and
- worldwide network of relationships.

Our broad portfolio addresses the following business needs of our customers:

Business communications strategy development and planning. We help our customers define communications strategies that support their business operations utilizing technologies that are most suited to their business. The strategies are developed through a collaborative effort with the objective of maximizing technology investments and leveraging communications for strategic, competitive advantage. Customer benefits include:

- creation of infrastructure and integration road maps;
- design of architectural frameworks;

- definition of network optimization strategies; and
- development of transformation and migration plans.

Applications design and integration. Through operation, implementation and integration specialists worldwide, we help customers leverage and optimize their multi-technology, multi-vendor environments through the use of Contact centers, Unified Communication networks, and IP telephony. Customer benefits include:

- optimized network and applications;
- enhanced communication with customers, partners, suppliers, and employees; and
- improved operational efficiency.

Migrating to IP. Through our team of IP migration specialists supported by our industry-leading Avaya ExpertNet^{SM} VoIP Assessment Tool, we are able to provide single point of accountability and full range of service offerings to help our customers develop migration plans, assess network readiness, and address issues of network optimization and security. Customer benefits include:

- improved operational efficiency and productivity;
- reduced capital expenditures and costs; and
- enhanced opportunity for business growth.

Securing communications networks and ensuring continuity. Our specialists, working with government, defense, intelligence, and disaster recovery agencies and certified by the National Security Agency, use documented methodologies to help customers identify vulnerable points in their communications networks, suggest security policies and develop disaster recovery plans. Customer benefits include:

- reduced risk;
- continuous communications; and
- protected customer information.

Day-to-day communications support and network management. Avaya is the leading U.S. provider of maintenance services. Our Services team, supported by extensive tools and technologies such as Avaya Expert Systems^{SM} Diagnostic Tools, monitors and optimizes customers' network performance ensuring availability and keeps communication networks current with the latest releases. In the event of an outage, our customers receive the support they need to recover quickly. Customer benefits include:

- speed and flexibility of execution;
- more reliable operations; and
- maximization of in-house skills.

Supplementing IT Capabilities. Avaya Services has complemented our customers' IT capabilities through our Managed Services Offers. Our expertise in managing complex multi-vendor, multi-technology networks, optimizing network performance and configurations, backing up systems, detecting and resolving faults, performing moves, adds, and changes and managing trouble tickets, and inventory has led several of our customers to supplement their in-house staff cost-effectively. Customer benefits include:

- focus on core business;
- reduced operational risks; and
- controlled capital expenditures.

Forward Looking Statements

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

Our disclosure and analysis in this 2004 Annual Report contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

Any or all of our forward-looking statements in this 2004 Annual Report and in any other public statements we make *may turn out to be wrong*. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed and you are cautioned not to place undue reliance on these forward-looking statements. Actual future results may vary materially.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q and 8-K reports to the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties referred to above include, but are not limited to:

- price and product competition,
- rapid technological development,
- dependence on new product development,
- the mix of our products and services,
- customer demand for our products and services,
- risks related to inventory, including warranty costs, obsolescence charges, excess capacity and material and labor costs,
- the ability to successfully integrate acquired companies,
- the ability to attract and retain qualified employees,
- control of costs and expenses,
- the ability to form and implement alliances,
- the economic, political and other risks associated with international sales and operations,
- U.S. and non-U.S. government regulation, and
- general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations.

In addition, set forth in our annual report on Form 10-K for fiscal 2004 filed with the SEC on December 13, 2004 is a detailed discussion of certain of these risks and other risks affecting our business. Please note, however, that our Form 10-K for fiscal 2004 is not incorporated by reference in this 2004 Annual Report.

B. FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000. On September 30, 2000, we were spun off from Lucent Technologies Inc., or Lucent. The consolidated financial statements as of and for the fiscal year ended September 30, 2000 include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to the businesses that were transferred to us from Lucent. Therefore, the selected financial information for the fiscal year ended September 30, 2000, during which time we were a business unit of Lucent, may not be indicative of our subsequent and future performance as an independent company. The selected financial information for all periods should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes included elsewhere in this 2004 Annual Report.

In reviewing the selected financial information, please note the following:

- On August 4, 2004, we increased our ownership in Tata Telecom Ltd., a leading voice communications solution provider in India, from 25.5% to 59.1%. This was accomplished through the acquisition of 25.1% of the issued share capital of Tata Telecom from the Tata Group, and an additional 8.5% from the public through a public tender offer made to satisfy statutory requirements in India. Tata Telecom results have been consolidated as of August 4, 2004, and Tata Telecom has been renamed Avaya GlobalConnect.
- In January 2004, we sold certain assets and liabilities of our Connectivity Solutions segment to CommScope, Inc. Accordingly, the statement of operations and balance sheet information reflects the results of the disposal group as discontinued operations for all periods presented.
- On November 25, 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets. The initial purchase price was $97 million, which was subsequently adjusted during the fiscal year to $117 million. Upon the closing, we decided to sell a portion of the Expanets business that previously distributed other vendors' products and accounted for this portion of the business as a component of discontinued operations. This portion was sold in a series of transactions during December 2003 and January 2004.
- Commencing in fiscal 2002, we discontinued amortization of goodwill upon adoption of SFAS 142 "Goodwill and Other Intangible Assets."
- In October 2000, we sold four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for $400 million. In March 2002, all shares of the Series B preferred stock were converted into approximately 38 million shares of our common stock, warrants for 286,682 shares of our common stock were exercised, and we sold an additional 14,383,953 shares of our common stock. The conversion of the Series B preferred stock and the exercise of warrants resulted in a charge to accumulated deficit of $125 million, which was included in the calculation of net income (loss) available to common stockholders for fiscal 2002.
- Total debt as of September 30, 2000 represents commercial paper obligations we assumed following the separation from Lucent and debt attributable to our foreign entities. During fiscal 2002, we repaid our commercial paper obligations and issued long-term convertible debt and senior secured notes.

	Year Ended September 30,				
	2004	2003	2002	2001	2000
	(dollars in millions, except per share amounts)				
Statement of Operations Information					
Revenue	$ 4,069	$ 3,796	$ 4,387	$ 5,473	$ 6,314
Gross margin	1,945	1,639	1,864	2,359	2,810
Gross margin as a percent of revenue	47.8%	43.2%	42.5%	43.1%	44.5%
Selling, general and administrative expenses	1,275	1,245	1,502	1,921	2,354
Selling, general and administrative expenses as a percent of revenue	31.3%	32.8%	34.2%	35.1%	37.3%
Research and development expenses	348	336	436	536	424
Research and development expenses as a percent of revenue	8.6%	8.9%	9.9%	9.8%	6.7%
Business restructuring (reversals) charges and related expenses, net	(1)	(5)	209	837	684
Operating income (loss)	323	63	(354)	(967)	(707)
Depreciation and amortization	147	171	196	236	175
Income (loss) from continuing operations	291	(128)	(677)	(600)	(543)
Income from discontinued operations	5	40	11	248	168
Net income (loss)	$ 296	$ (88)	$ (666)	$ (352)	$ (375)
Earnings (loss) per common share—basic:					
Earnings (loss) per share from continuing operations	$ 0.66	$ (0.34)	$ (2.47)	$ (2.20)	$ (2.01)
Earnings per share from discontinued operations	0.01	0.11	0.03	0.87	0.62
Earnings (loss) per share	$ 0.67	$ (0.23)	$ (2.44)	$ (1.33)	$ (1.39)
Earnings (loss) per common share—diluted:					
Earnings (loss) per share from continuing operations	$ 0.63	$ (0.34)	$ (2.47)	$ (2.20)	$ (2.01)
Earnings per share from discontinued operations	0.01	0.11	0.03	0.87	0.62
Earnings (loss) per share	$ 0.64	$ (0.23)	$ (2.44)	$ (1.33)	$ (1.39)

	September 30,				
	2004	2003	2002	2001	2000
	(dollars in millions)				
Balance Sheet Information					
Total assets	$ 4,159	$ 4,057	$ 3,897	$ 4,648	$ 5,037
Cash and cash equivalents	1,617	1,192	597	250	271
Total debt	593	953	933	645	793
Series B convertible participating preferred stock	—	—	—	395	—
Total stockholders' equity	794	200	—	481	764

	September 30,				
	2004	2003	2002	2001	2000
	(dollars in millions)				
Other Information					
Net cash (debt) (1)	$ 1,024	$ 239	$ (336)	$ (395)	$ (522)
Cash flow from operating activities of continuing operations (2)	479	169	86	(655)	*
Number of employees (3)	14,900	16,900	18,800	23,000	31,000

(1) We use net cash (debt) as an indicator of our balance sheet position relative to our future cash needs. In addition, we believe that the presentation of net cash provides useful information to investors about our ability to satisfy our debt obligations with currently available funds.

The following table provides the reconciliation of this measure to the most directly comparable GAAP measure:

	September 30,				
	2004	2003	2002	2001	2000
	(dollars in millions)				
Cash and cash equivalents	$1,617	$1,192	$ 597	$ 250	$ 271
Total debt	593	953	933	645	793
Net cash (debt)	$1,024	$ 239	$(336)	$(395)	$(522)

(2) Fiscal 2000 amount excluding discontinued operations is not available.

(3) For fiscal years 2003 and prior, employee numbers include employees of Connectivity Solutions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this 2004 Annual Report. The matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see "Forward-Looking Statements" in our fiscal 2004 annual report on Form 10-K filed with the SEC on December 13, 2004 for a discussion of the use of forward-looking statements. Please note, however, that our Form 10-K for fiscal 2004 is not incorporated by reference in this 2004 Annual Report.

Overview

For a description and overview of our business, please see Part A. Business—Overview.

Key Trends and Uncertainties Affecting Our Results

Trends and Uncertainties Affecting Our Revenue

As general economic conditions improved during fiscal 2003 and continued through fiscal 2004, our revenue stabilized and began to grow. Our revenue for fiscal 2004 includes revenue generated by the businesses we acquired from Expanets from the date of acquisition (November 25, 2003) through September 30, 2004. Additionally, although we acquired Avaya GlobalConnect in August 2004, we did not receive any revenue contribution from them, as fully described below.

The following are the key factors currently affecting our revenue:

- *Improving economic conditions*—An important factor affecting our ability to generate revenue is the effect of general economic conditions on our customers' willingness to spend on information technology and particularly, enterprise communication technology. As economic conditions have gradually improved over the last year, we have seen indications that enterprises are more willing to spend on enterprise communications technology than in the past several years. In particular, we believe a continued increase in employment levels is an important indicator in assessing whether enterprises will increase spending on enterprise communications technology. It is not certain, however, whether economic conditions will continue to improve or, more specifically, whether enterprises will significantly increase spending on communication technology in the near term.
- *Technology transition*—There are several factors that indicate that enterprises may be poised to transition their traditional communications systems to next-generation communications technology. First, IP telephony lines constitute a very small percentage of global installed enterprise telephony lines. In addition, the average age of these enterprise telephony systems is approximately ten years. Although these systems continue to operate reliably after ten years, enterprises typically will consider a new investment in enterprise communications technology at this point in the telephony system's lifecycle. Accordingly, we believe that these enterprises may consider new investments in enterprise communications and if they decide to make such investments, may consider IP telephony. In

addition, we have noted over the past year that sales of our IP telephony gateways, which enable enterprises to connect remote locations to their headquarters, continue to be a growing part of our IP telephony portfolio.

We believe these factors indicate that enterprises are deploying larger IP telephony systems and that early adopters of IP telephony are now deploying this technology on a wider scale within their businesses. Because our IP telephony gateways support traffic between traditional voice communications systems and IP telephony systems, we offer our customers the flexibility to deploy a new IP telephony infrastructure or use our IP telephony gateways to "IP-enable" their traditional voice communications systems, thereby preserving their existing communications technology investments.

Finally, we believe that enterprises are recognizing that IP telephony can help optimize resources by facilitating activities of an enterprise's personnel regardless of their physical location. Using our IP telephony systems and our contact center applications, an enterprise's employees can serve customers globally from any location, thereby helping to maximize efficiency and productivity in the deployment of the enterprise's assets. Other factors enterprises may consider as they decide whether to deploy IP telephony may include whether IP telephony will provide the level of security and reliability provided by traditional telephony systems.

- *Pricing and competitive environment*—We have historically operated, and continue to operate, in an extremely competitive environment. Accordingly, we regularly face pricing pressures in the markets in which we operate. We have been able to mitigate the effects of pricing pressures on profitability through our actions to improve gross margins, as described below.

Overall, we have seen some signs of cautious business optimism from our customers, particularly in the financial services and media and communications sectors. Should economic conditions continue to improve, we believe enterprises may be willing to increase information technology spending and look to upgrade their enterprise communications systems.

Continued Focus on Cost Structure

As our revenue declined during fiscal 2001 and 2002, we took several actions, including business restructuring actions, designed to reduce our cost structure. Although we did not take any business restructuring actions during fiscal 2003 or 2004, we continued our focus on controlling our costs, particularly in relation to our revenue. As a result of the stabilization and growth of our revenue discussed above and our continued focus on controlling costs during fiscal 2003, we returned to profitability in the third quarter of fiscal 2003 and have been profitable in each of the five subsequent quarters.

As discussed in more detail below, our gross margin increased from 43.2% for fiscal 2003 to 47.8% for fiscal 2004. The increase is attributable to, on an annual basis, increased volumes, an improved mix of hardware and software products, and efficiencies that continue to be realized from our contract manufacturing initiative, as well as cost management actions implemented throughout fiscal 2003 and 2004.

As a percentage of revenue, selling, general and administrative expenses decreased from 32.8% for fiscal 2003 to 31.3% for fiscal 2004. The decrease is attributable primarily to the impact of cost savings actions taken during fiscal 2003 and 2004, partially offset by an increase in expenses related to the acquisition of Expanets.

Increase in Cash and Cash Equivalents and Debt Reduction

As more fully discussed in "Liquidity and Capital Resources," we have been focused on increasing our cash and cash equivalents and generating positive net cash from continuing operating activities. Cash and cash equivalents increased from $597 million as of September 30, 2002 to $1,617 million as of September 30, 2004. During fiscal 2003, we principally leveraged improvements in our working capital management to generate $169 million in net cash from operating activities for continuing operations. We generated $479 million of net cash from operating activities for continuing operations during fiscal 2004, and expect to have continuing positive operating cash flow in fiscal 2005.

We have also been focusing on reducing our debt, particularly in relation to our cash and cash equivalents. As of September 30, 2003, our cash and cash equivalents exceeded our debt by $239 million and as of September 30, 2004, our cash and cash equivalents exceeded our debt by $1,024 million, an improvement of $785 million. In addition, in the first quarter of fiscal 2005, we took additional actions to reduce our debt. See "Liquidity and Capital Resources."

Subsequent to September 30, 2004 we entered into several transactions resulting in significant changes to our long-term debt balance as shown in the following table:

	LYONs convertible debt	Senior secured notes	Tenovis debt	Other	Total
		(In millions)			
Debt obligations as of September 30, 2004	$ 297	$ 294	$ —	$ 2	$ 593
Senior secured notes tender offer	—	(271)	—	—	(271)
Assumption of Tenovis debt(a)	—	—	347	—	347
LYONs repurchases / conversions(b)	(299)	—	—	—	(299)
Accretion and amortization of premium / gain	2	(9)	—	—	(7)
Expected debt obligations as of December 20, 2004(c)	$ —	$ 14	$347	$ 2	$ 363

(a) Debt assumed with the Tenovis acquisition includes $68 million of real estate financing.
(b) Repurchases result in a cash outflow; conversions result in issuance of our common stock.
(c) Of the total expected debt obligations, $81 million is due during fiscal 2005.

Operating Segments

During fiscal 2004, we operated our business along three segments—the Enterprise Communications Group (ECG), Small and Medium Business Solutions (SMBS) and Avaya Global Services (Services). The ECG segment develops, markets and sells communications systems, products and applications to our large enterprise customers. Our primary offerings for this segment include IP telephony systems, traditional voice communications systems, contact center infrastructure and applications in support of customer relationship management, unified communications applications, and appliances, such as telephone sets. The SMBS segment develops, markets and sells communications products and applications for small and medium-sized businesses including IP telephony systems, traditional voice communications systems, unified communication and contact center applications, and appliances, such as telephone sets. The Services segment develops, markets and sells a comprehensive portfolio of services that enable customers to plan, design, build and manage their communications networks.

In January 2004, we sold substantially all of our Connectivity Solutions segment to CommScope, except for the sale of certain remaining international operations that was substantially completed during the remainder of fiscal 2004. Connectivity Solutions provided structured cabling systems and electronic cabinets to our customers. This business was previously disclosed as a separate operating segment. Accordingly, the matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations reflect the Connectivity Solutions disposal group as discontinued operations. Income from discontinued operations for fiscal 2004 includes $168 million of revenue and $71 million of loss before income taxes related to Connectivity Solutions' operations. We received $256 million of cash, and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date. We paid $9 million in transaction costs relating to the sale. During the second quarter of fiscal 2004, we sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which is included in other income (expense), net. Our remaining operating segments include Connectivity Solutions' portion of corporate related expenses. See disclosures in Note 5 to our consolidated financial statements for details related to this sale.

The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total revenue:

	Year Ended September 30,					
	2004		2003		2002	
	(Dollars in millions)					
Enterprise Communications Group	$1,780	43.7%	$1,644	43.3%	$1,962	44.7%
Small and Medium Business Solutions	264	6.5	236	6.2	243	5.5
Avaya Global Services	2,021	49.7	1,916	50.5	2,179	49.7
Total operating segments	4,065	99.9	3,796	100.0	4,384	99.9
Corporate	4	0.1	—	—	3	0.1
Total	$4,069	100.0%	$3,796	100.0%	$4,387	100.0%

In October 2004, we announced our intention to realign our operating segments to better reflect the way we intend to manage our business after the acquisition of Tenovis described below. Beginning in the first quarter of fiscal 2005, we will manage our business based on two operating segments—Products and Applications, and Services. Our new Products and Applications segment will effectively be the result of combining our ECG and SMBS segments.

Acquisitions and Divestitures

We have completed the following acquisition and divestiture transactions since September 30, 2003:

Acquisition of Tenovis

On October 5, 2004, we entered into a share purchase agreement pursuant to which we agreed to acquire all of the issued share capital of Tenovis Germany GmbH, or Tenovis. Tenovis is a major European provider of enterprise communications systems and services. Under the terms of the share purchase agreement, in connection with the closing of the acquisition on November 18, 2004, we paid $370 million in cash and assumed $347 million in debt, including $68 million of real estate financing. Additionally, we acquired cash and cash equivalents of $113 million, resulting in a net cash outlay related to the acquisition of $257 million. We will include Tenovis in our consolidated financial statements beginning in the first quarter of fiscal 2005.

Acquisition of Spectel Plc

On August 2, 2004, we entered into a share purchase agreement pursuant to which we agreed to acquire all of the issued share capital of Spectel plc, or Spectel, a company incorporated in Ireland and a leading provider of audio conferencing solutions, for $97 million in cash, net of cash acquired of $6 million. The acquisition closed on October 4, 2004. We will include Spectel in our consolidated financial statements beginning in the first quarter of fiscal 2005.

Acquisition of a Majority Interest in Tata Telecom

Through a series of transactions during fiscal 2004, we increased our ownership of the issued share capital of Tata Telecom, a leading voice communications solutions provider in India, from 25.1% to 59.1% for a total of $24 million. After the closing, Tata Telecom's name was changed to Avaya GlobalConnect, or AGC, and we began consolidating its results on August 4, 2004.

Acquisition of Expanets and Sale of a Portion of Expanets' Business

On November 25, 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets. Expanets, a subsidiary of NorthWestern Corporation, or Northwestern, was a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of our largest dealers. The results of the Expanets businesses we acquired have been included in our consolidated financial statements from the date of acquisition on November 25, 2003, and are primarily reflected in our Services segment.

Upon the closing of the Expanets acquisition, we decided to sell the Expanets businesses that previously distributed other vendors' products and, accordingly, accounted for this portion of Expanets' business as a component of discontinued operations. See Note 5 to our consolidated financial statements for transactions related to Expanets.

Sale of Connectivity Solutions

During fiscal 2004, we substantially completed the sale of our Connectivity Solutions segment, as previously discussed under "Operating Segments."

Business Restructuring Reserve

The business restructuring reserve reflects the remaining balance associated with the business restructuring charges recorded in fiscal 2000 through 2002 in accordance with EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." EITF 94-3 was nullified by SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" for certain disposal activities initiated after December 31, 2002. See discussion in Note 7 to our consolidated financial statements for more information.

Outsourcing of Certain Manufacturing Operations

We have outsourced all of our product manufacturing operations. Most of these operations have been outsourced to Celestica Inc. and are currently manufactured in North America and France and will be expanded in 2005 to Malaysia. Our outsourcing agreement with Celestica expires in May 2006. The agreement will automatically renew for successive one-year terms unless either party elects to terminate the agreement by giving notice to the other party six months prior to the expiration. The remaining portions of our manufacturing operations are outsourced to a number of other contract manufacturers located in the United Kingdom and China. All manufacturing of our products is performed in accordance with detailed specifications and product design furnished by us and is subject to quality control standards.

The success of our manufacturing initiative depends on the willingness and ability of contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue.

We believe we have adequate sources for the supply of the components of our products and for the finished products that we purchase from third parties.

Results From Continuing Operations

	Year Ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
U.S. revenue	$3,083	$2,905	$3,310
Non-U.S. revenue	986	891	1,077
Total revenue	4,069	3,796	4,387
Costs	2,124	2,157	2,523
Gross margin	1,945	1,639	1,864
Operating expenses:			
Selling, general and administrative	1,275	1,245	1,502
Business restructuring charges (reversals) and related expenses, net	(1)	(5)	209
Goodwill and intangibles impairment charge	—	—	71
Research and development	348	336	436
Total operating expenses	1,622	1,576	2,218
Operating income (loss)	323	63	(354)
Other income (expense), net	(15)	(29)	1
Interest expense	(66)	(78)	(51)
Income (loss) from continuing operations before income taxes	242	(44)	(404)
(Benefit) provision for income taxes	(49)	84	273
Income (loss) from continuing operations	$ 291	$ (128)	$ (677)

Fiscal Year Ended September 30, 2004 Compared with Fiscal Year Ended September 30, 2003

Revenue—Our revenue for fiscal 2004 increased both in the U.S. and internationally as well as across all of our operating segments as compared with fiscal 2003. Revenue increases were primarily attributable to stronger product sales volumes related to IP telephony systems, software and applications, as well as higher maintenance contract revenue associated with the acquisition of Expanets. These increases were partially offset by expected declines in product sales of traditional telephony systems and declines in maintenance services billed on a time and materials basis.

Costs and Gross Margin—Overall gross margin was 47.8% in 2004 compared to 43.2% in 2003. Gross margins for both product sales and services posted year-on-year improvements as a result of decreased costs despite increased revenues.

Our cost of products consists primarily of the costs paid to contract manufacturers for components, and overhead costs. As compared to 2003, costs of products sold decreased by $16 million while corresponding revenues increased by $168 million, resulting in product gross margin improvement to 54.7% in 2004 from 49.8% in 2003. The year-on-year improvement was driven primarily by three factors: (i) higher overall product volume without a corresponding increase in overhead costs, (ii) the increased proportion of software to hardware in our product mix resulting proportionately lower variable costs, and (iii) improved pricing on components purchased from our various contract manufacturers.

Our cost of services consists primarily of labor, parts and service overhead. Services gross margin increased to 40.8% in 2004 from 36.7% in 2003, primarily because of improved utilization of the technician workforce and continuing cost reductions. Our acquisition of Expanets enabled us to achieve cost synergies that resulted in increased service revenue without a proportionate increase in cost.

Selling, General and Administrative—Our selling, general and administrative expenses consist primarily of salaries, commissions, benefits and other items. Total selling, general and administrative expenses increased in fiscal 2004, but decreased as a percent of sales from 32.8% in fiscal 2003, to 31.3% in 2004. The increase in total expense was primarily attributable to higher sales expense associated with the acquisition of Expanets

in the first quarter of 2004, increases in expense for incentive compensation programs and employee benefit costs, and increased costs associated with corporate development activities. These increases were partially offset by lower compensation expense resulting from fewer employees, and lower IT and networking expenses, including telecommunication and computer related service costs, which reflect a favorable renegotiated agreement for the outsourcing of certain IT functions.

Business Restructuring Charges (Reversals) and Related Expenses, Net—For fiscal 2004, we recorded $1 million of reversals of business restructuring liabilities established in prior periods, related to involuntary employee separations. These reversals were recorded upon finalization of the involuntary employee separations related to the Business Restructuring initiative. The remaining accrual relates to lease termination obligations.

For fiscal 2003, we recorded $21 million of reversals of business restructuring liabilities established in prior periods, due primarily to fewer involuntary employee separations than originally anticipated. This reversal was partially offset by $16 million of other related expenses associated with our fourth quarter of fiscal 2002 business restructuring initiative. These expenses were primarily attributable to information technology costs incurred to relocate the development of certain IT applications to India.

Research and Development—Our research and development, or R&D, expenses consist primarily of salaries and benefits. R&D expenses increased slightly due mainly to increased headcount and higher compensation associated with research and development activities. Investments in R&D have been focused on the high growth areas of our business while spending on our more mature product lines has decreased.

Other Income (Expense), Net—For fiscal 2004, other income (expense), net was primarily attributable to a $42 million loss associated with the redemption of $224 million aggregate principal amount of our senior secured notes in the second quarter of fiscal 2004 and the repurchase of $132 million aggregate principal amount of our senior secured notes in the third quarter of fiscal 2004. These amounts were partially offset by $19 million of interest income related primarily to invested cash, and $7 million of foreign currency transaction gains. For fiscal 2003, other income (expense), net was primarily attributable to a net loss of $34 million on the extinguishment of a portion of our LYONs and a $25 million charge associated with our share of the Lucent securities litigation settlement. These losses in fiscal 2003 were partially offset by a gain of $14 million on the sale of assets and $15 million of interest income.

Interest Expense—Interest expense decreased primarily due to the redemption of $224 million aggregate principal amount, and the repurchase in a series of open market transactions of $132 million aggregate principal amount, of our senior secured notes during fiscal 2004. Interest expense for fiscal 2004 primarily includes $53 million of interest on our senior secured notes and $15 million of interest for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001.

Interest expense for fiscal 2003 primarily includes $58 million of interest on $640 million aggregate principal amount of our senior secured notes, $440 million of which were issued in March 2002 and $200 million of which were issued in May 2003. In addition, we recorded interest expense of $20 million for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs.

Provision (Benefit) for Income Taxes—In fiscal 2004, we recorded a benefit for income taxes of $49 million on the income from continuing operations as compared with an $84 million provision for fiscal 2003. The benefit for fiscal 2004 included an $89 million income tax benefit which is comprised of a $102 million tax benefit resulting from the resolution of federal income tax audit matters for the years 1990 through 1998 offset by $13 million due to certain state tax matters and other adjustments that arose prior to our separation from Lucent. The $89 million benefit consisted of a $37 million net cash refund and the reversal of certain tax liabilities. We received the $37 million net cash refund from Lucent in accordance with the terms of a Tax Sharing Agreement that we and Lucent entered into in connection with the Distribution. This was partially offset by a $40 million provision related to state and foreign income taxes.

The provision for fiscal 2003 of $84 million included an $83 million provision to increase the deferred tax asset valuation allowance, a $13 million provision for state and foreign income taxes, a $4 million provision for other adjustments, a $10 million benefit related to the early extinguishment in January 2003 of a portion of our LYONs, and a $6 million benefit related to a favorable audit settlement. The provision

to increase the deferred tax asset valuation allowance reflects the difference between the actual and expected tax gain associated with the LYONs exchange offer.

Fiscal Year Ended September 30, 2003 Compared with Fiscal Year Ended September 30, 2002

Revenue—Revenue for fiscal 2003 decreased both in the U.S. and internationally as well as across all of our operating segments, as compared with fiscal 2002. The weak economy coupled with the downturn in our industry resulted in significant reductions in capital investments by enterprises of information technology and communications products and services. The economic and business uncertainty resulted in hesitation by our customers to resume capital spending for telephony products and services. The decline in our revenue also reflects widespread layoffs, high vacancy rates in commercial real estate, a lack of business start-ups and excess capacity within the communications technology industry.

Costs and Gross Margin—Total costs decreased, although gross margin percentage increased primarily due to improvements in gross margin in our ECG and SMBS operating segments. Gross margin on products increased to 49.8% in fiscal 2003 from 47.1% in fiscal 2002. Services' gross margin deteriorated slightly from 37.8% in fiscal 2002 to 36.7% in fiscal 2003. The overall improvement in gross margin percentage was attributable to a favorable product mix, the impact of our continuing cost reductions and restructuring activities, and benefits realized from our manufacturing outsourcing agreement with Celestica. ECG and Services were adversely impacted by the decline in U.S. sales, which typically have higher margins than sales made outside of the U.S.

Selling, General and Administrative—SG&A expenses decreased, primarily due to savings associated with our business restructuring initiatives, which contributed to a reduction of $62 million in compensation expense, $33 million in reduced IT expenses, and a $7 million decrease in rental expense in connection with terminated real estate lease obligations. The reduction in IT expenses also reflects a favorable renegotiated agreement related to the outsourcing of certain IT functions and lower networking costs. In addition, our provision for uncollectible receivables decreased by $43 million due, in part, to a change in the methodology used to calculate bad debt expense that was effective in the third quarter of fiscal 2002. The decrease in our provision for uncollectible receivables also reflects the implementation of billing and collections process improvements. These decreases in SG&A were partially offset by an increase in amortization expense of $9 million resulting from a decrease in the estimated useful life of certain internal use software that occurred in the first quarter of fiscal 2003.

Business Restructuring Charges (Reversals) and Related Expenses, Net—For fiscal 2003, we recorded $21 million of reversals of business restructuring liabilities established in prior periods, due primarily to fewer involuntary employee separations than originally anticipated. This reversal was partially offset by $16 million of other related expenses associated with our fourth quarter of fiscal 2002 business restructuring initiative. These expenses were primarily attributable to information technology costs incurred to relocate the development of certain IT applications to India.

Business restructuring charges and related expenses during fiscal 2002 included (1) $116 million of charges related to employee separations, (2) $84 million of real estate and IT lease terminations, (3) $21 million for incremental period costs, which included relocation and consolidation costs and computer system transition expenditures, and (4) $7 million of asset impairments, partially offset by (5) a $20 million reversal of business restructuring liabilities primarily related to fewer involuntary employee separations than originally anticipated.

Goodwill and Intangibles Impairment Charge—There was no impairment of goodwill or intangibles in fiscal 2003. An impairment charge was recorded in fiscal 2002 to write down the carrying value of goodwill and intangible assets to an amount representing their discounted future cash flows in accordance with SFAS 142 and SFAS 121. The charge was composed of $44 million for goodwill attributed to SMBS, $24 million for intangibles attributed to ECG and $3 million for intangibles attributed to SMBS.

Research and Development—Our research and development expenses consist primarily of salaries and benefits. R&D expenses decreased mainly due to lower staffing levels in our R&D organization. In addition, R&D was positively impacted by a curtailment gain of $6 million from freezing management pension benefit and postretirement health benefit accruals. Investments in R&D have been focused on the high growth areas of our business while spending on our more mature product lines has decreased.

Other Income (Expense), Net—For fiscal 2003, other income (expense), net was primarily attributable to a net loss of $34 million on the extinguishment of a portion of our LYONs and a $25 million charge associated with our share of the Lucent securities litigation settlement. These losses in fiscal 2003 were partially offset by a gain of $14 million on the sale of assets and $15 million of interest income. For fiscal 2002, other income (expense), net was primarily attributable to $20 million of interest income, partially offset by a $17 million impairment charge associated with investments that were generally concentrated in the emerging communications technology industry.

Interest Expense—Interest expense for fiscal 2003 included $58 million of interest on $640 million aggregate principal amount of senior secured notes, $440 million of which were issued in March 2002 and $200 million of which were issued in May 2003. In addition, we recorded interest expense of $20 million for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001.

Interest expense for fiscal 2002 included $25 million of interest expense on our senior secured notes, $21 million of amortization of debt discount and deferred financing costs related primarily to our LYONs, and $9 million for interest on commercial paper and other short-term borrowings. Interest expense was partially offset by $4 million of income related to the hedging of the senior secured notes with our interest rate swaps.

Provision (Benefit) for Income Taxes—In fiscal 2003, we recorded a provision for income taxes of $84 million, which included an $83 million provision to increase the deferred tax asset valuation allowance, a $13 million provision for state and foreign income taxes and a $4 million provision for other adjustments, partially offset by a $10 million benefit related to the early extinguishment in January 2003 of a portion of our LYONs and a $6 million benefit related to a favorable audit settlement. The $83 million provision for the increase in the deferred tax asset valuation allowance reflects the difference between the actual and expected tax gain associated with the LYONs exchange offer.

The provision of $273 million on the loss from continuing operations for fiscal 2002 included a $364 million provision related to the establishment of a deferred tax asset valuation allowance and a provision of $64 million related to an unfavorable geographic distribution of earnings and losses, partially offset by a benefit of $155 million attributable to operational losses incurred for the year.

Segment Results

Operating Segments

During fiscal 2004, we managed our operations in three segments—ECG, SMBS and Services. Expenses that are not identified with the operating segments such as business restructuring charges and related expenses and costs incurred to maintain vacant real estate facilities are included in corporate.

Fiscal Year Ended September 30, 2004 Compared with Fiscal Year Ended September 30, 2003

	Year Ended September 30,		Change	
	2004	2003	$	%
	(dollars in millions)			
Revenue:				
Enterprise Communications Group	$1,780	$1,644	$136	8.3%
Small and Medium Business Solutions	264	236	28	11.9%
Avaya Global Services	2,021	1,916	105	5.5%
Total segment revenue	$4,065	$3,796	$269	7.1%
Corporate/unallocated	4	—	4	—
Total revenue	**$4,069**	**$3,796**	**$273**	**7.2%**

	Year Ended September 30,		Change
	2004	2003	$
	(dollars in millions)		
Operating Income (Loss):			
Enterprise Communications Group	$ 51	$(121)	$172
Small and Medium Business Solutions	20	1	19
Avaya Global Services	249	163	86
Total segment operating income	$320	$ 43	$277
Business restructuring (charges) reversals and related expenses, net	1	5	(4)
Other unallocated amounts	2	15	(13)
Total operating income	**$323**	**$ 63**	**$260**

ECG

ECG's revenue increased by $136 million, or 8.3%, for the year ended September 30, 2004 as compared with 2003. Domestic revenue increased by 6.7% over the prior year to $1,157 million. International revenue increased 11.5% over the prior year to $623 million. Revenue from IP telephony systems, software, and applications continued to show growth, more than offsetting the declines in traditional telephony systems. This change in product mix reflects the transition our customers are making to IP telephony systems. Revenue for the year ended September 30, 2004 includes revenue from our acquisition in fiscal 2004 of Expanets. The positive impact of the acquisition of Tata Telecom is expected to be realized in fiscal 2005. In fiscal 2004, ECG's sales through the direct channel remained relatively flat at 50.3% of ECG's revenue compared to fiscal 2003.

ECG's operating income for the twelve months ended September 30, 2004 was $51 million as compared with a loss of $121 million for 2003. This $172 million improvement was primarily attributable to an increase in gross margin resulting from increased volumes over which our fixed costs are spread, a more favorable product mix with respect to software and applications, cost reductions from our contract manufacturers and continued improvements in overhead cost reductions. Operating expenses have been reduced due primarily to savings associated with our business restructuring initiatives related to headcount, which decreased by 3% from September 30, 2003, and a continued focus on core initiatives.

SMBS

SMBS' revenue for the year ended September 30, 2004 increased by $28 million, or 11.9%, in comparison with 2003. Domestic revenue increased by 11% over the prior year, while international revenue increased by 13% over the prior year. Both in the U.S. and internationally, this increase is due primarily to growth in sales of IP Office, our IP telephony offering for the small and medium-sized business market. This trend reflects the transition of the small and medium business market to IP telephony systems. Revenue from IP Office represented 28% of total SMBS revenue compared to 21% in fiscal 2003. Revenue for fiscal 2004 also includes revenue from Expanets, which was acquired on November 25, 2003.

SMBS generated operating income of $20 million in fiscal 2004 compared to $1 million in fiscal 2003. This improvement was due primarily to an increase in gross margin resulting from increased volumes, over which our fixed costs are spread and cost reductions from our contract manufacturers. Operating expenses increased due to incremental sales expenses associated with the integration of the Expanets business as well as enhancements made to the sales presence outside of the U.S.

Services

Services' revenue increased $105 million, or 5.5%, for the year ended September 30, 2004, as compared with 2003. The contract-related, maintenance and managed service related business growth, primarily associated with maintenance, resulted from the Expanets acquisition, as well as the ongoing initiatives to improve take rates, renewal rates and retention rates for maintenance contracts. Some annuity

based contracts were renegotiated to change the term, scope and associated pricing upon renewal or extension, resulting in a slight decrease in revenues from these existing customers. Total fiscal 2004 revenue from the transactional based businesses declined compared to fiscal 2003 primarily due to decreases in per occurrence activities that are not covered by a long-term contract and are charged on a time and materials basis, and moves, adds and changes. Per occurrence revenue declined as maintenance services billed on a time and material basis declined, and as customers continued cost reduction initiatives that included decreasing the amount of equipment adds, moves and changes.

Services' operating income increased by $86 million in fiscal 2004 as compared with fiscal 2003, due primarily to an improvement in gross margin. This increase reflects continued cost reduction initiatives in the first half of fiscal 2004, improved revenue and utilization of our technician workforce as a result of the integration of Expanets and an adjustment to a long-term contract loss reserve due to favorable projected performance, partially offset by a write-down of inventory. The acquisition of Expanets helped contribute to a stronger presence in the U.S. direct channel. Sales through our direct channel increased, representing 88.1% in fiscal 2004 as compared with 84.6% in fiscal 2003, favorably impacting gross margin. Operating expenses increased primarily due to additional selling expense associated with the integration of Expanets.

Corporate/Unallocated

Revenue of $4 million in fiscal 2004, not associated with one of our three operating segments, represents sales associated with the acquisition of Expanets. These sales were not allocated to one of our operating segments because the sales were of non-Avaya products that were in the Expanets' pipeline prior to the acquisition, and were consummated subsequent to the closing of the acquisition.

Operating income of $3 million in fiscal 2004 and $20 million in fiscal 2003 are due to a combination of certain corporate overhead expenses not charged to the operating segments (such as cost of vacant real estate space, business restructuring charges, etc.) and over/under absorbed corporate overhead expenses. At the beginning of each fiscal year, the amount of certain corporate overhead expenses to be charged to operating segment is determined and fixed for the entire year based on fully absorbing the planned overhead expenses. Any over/under absorption compared to the fixed allocations is reported under Corporate/Unallocated.

Fourth Quarter Items

Revenues, margins and operating income all increased in the fourth quarter of fiscal year 2004 compared to the prior quarter and compared to the fourth quarter of fiscal year 2003. These increases relate primarily to continued increases in sales volumes related to IP telephony systems, software and applications. In addition, two items that are non-recurring in nature affected our fourth quarter results. Revenues in the fourth quarter of 2004 include the positive impact of a $14 million reduction of reserves for sales returns and allowances, resulting in a $12 million positive impact on operating income. As a result of the operational improvements we have made in our billing and collection process over the past year, and following a year-end analysis of our reserve balance for sales returns and allowances, this reserve was reduced in light of these improvements. This reduction increased fourth quarter revenues for the ECG and Services segments by $8 million and $6 million, respectively, and increased fourth quarter operating income for the ECG and Services segments by $7 million and $5 million, respectively. Also during the fourth quarter, we incurred a $10 million impairment charge in connection with our decision to sell our two corporate airplanes. This charge is included in Corporate/Unallocated operating income. See Note 5 to our consolidated financial statements for a discussion of this transaction.

Fiscal Year Ended September 30, 2003 Compared with Fiscal Year Ended September 30, 2002

	Year Ended September 30,		Change	
	2003	2002	$	%
	(dollars in millions)			
Revenue:				
Enterprise Communications Group	$1,644	$1,962	$(318)	(16.2)%
Small and Medium Business Solutions	236	243	(7)	(2.9)%
Avaya Global Services	1,916	2,179	(263)	(12.1)%
Total segment revenue	$3,796	$4,384	$(588)	(13.4)%
Corporate	—	3	(3)	(100.0)%
Total revenue	**$3,796**	**$4,387**	**$(591)**	**(13.5)%**

	Year Ended September 30,		Change
	2003	2002	$
	(dollars in millions)		
Operating Income (Loss):			
Enterprise Communications Group	$(121)	$(259)	$138
Small and Medium Business Solutions	1	(22)	23
Avaya Global Services	163	244	(81)
Total segment operating income (loss)	$ 43	$ (37)	$ 80
Business restructuring (charges) reversals and related expenses, net	5	(209)	214
Other unallocated amounts	15	(108)	123
Total operating income (loss)	**$ 63**	**$(354)**	**$417**

ECG

The reduction in ECG's revenue was due primarily to the restraint on capital spending by our customers, which resulted in lower sales volumes compounded by increased pricing pressures. Upon our introduction of next generation enterprise class IP telephony solutions in February 2002, we initially saw cautiousness among our customers to transition to these IP-based telecommunications systems. In fiscal 2003, however, we saw an increased willingness by our customers to invest in IP telephony systems as revenue from our IP portfolio grew as a percentage of our overall revenue. We believe this trend was partially attributable to our ability to migrate our customers to IP telephony while preserving their existing telecommunications investments. In fiscal 2003, ECG's sales through the direct channel decreased to 50.2% of total ECG revenue from 51.4% in fiscal 2002.

The improvement in ECG's operating loss was driven by declines in operating expenses due primarily to savings associated with our business restructuring initiatives related to headcount. Additionally, our continued focus on productivity and effectiveness led to less, but more targeted spending on advertising and marketing. R&D expenses also declined due to the shift away from investing in mature product lines and focusing investments primarily on strategic and higher growth areas of our business. These expense reductions were partially offset by a decline in gross margin due to reduced sales volume. Although gross margin was less in fiscal 2003, ECG's gross margin percentage improved as a result of cost efficiencies gained in our manufacturing process through our outsourcing agreement with Celestica. This improvement in gross margin percentage was partially offset by increased discounts resulting from pricing pressures and a higher mix of indirect sales.

SMBS

SMBS' revenue represented 6.2% and 5.5% of our total revenue in fiscal 2003 and 2002, respectively. The revenue decrease was mitigated by the introduction in the second quarter of fiscal 2002 of IP Office,

our IP telephony offering for small and mid-sized enterprises. Revenue from IP Office represented 21% of total SMBS' revenue in fiscal 2003 compared to 10% in fiscal 2002.

SMBS generated a small operating income in fiscal 2003 compared to an operating loss in fiscal 2002 due primarily to savings associated with the development of a more cost effective support organization within the SMBS segment. Furthermore, gross margin percentage increased due to a favorable product mix, which included an increase in sales of IP Office, and operational efficiencies gained through outsourcing of manufacturing.

Services

The decrease in Services' revenue was largely due to a decline in maintenance contract renewals caused by the softened economy, customer cost cutting initiatives and the decline in fiscal 2002 product sales. The decline in Services' revenue also reflected the full effect in fiscal 2003 of the loss of a major services contract in our EMEA region in the second quarter of fiscal 2002, and the renegotiation of a maintenance contract with Expanets in March 2002, which extended the term of the agreement but lowered the monthly revenue. In addition, we saw a decline in revenue generated from our professional services organization and our services revenue billed on a time and materials basis due also to customer cost reduction initiatives and reduced demand for equipment adds, moves and changes. Lower product sales in our ECG segment resulted in fewer installations of communication networks. Managed services, which is part of our contract-based revenue, declined primarily due to reduced pricing on renewal contracts, the consolidation of call centers by our customers and fewer active ports. Services revenue generated through our direct channel represented 84.6% of this segment's revenue in fiscal 2003 as compared with 83.1% in fiscal 2002.

Services' operating income in fiscal 2003 decreased compared with fiscal 2002 driven primarily by revenue erosion. Despite the revenue decline, gross margin percentage decreased only slightly in fiscal 2003, which reflects operating efficiencies gained from cost reduction initiatives including headcount reductions associated with business restructuring activities and improvements in utilization of our technician workforce. SG&A increased primarily due to the creation of a dedicated sales organization in the first quarter of fiscal 2003. This increase was net of a reduction in fiscal 2003 in bad debt expense resulting from billing and collection process improvements.

Results of Discontinued Operations

As a result of the divestitures discussed above, we classified our Connectivity Solutions business and the portions of the Expanets business that previously distributed non-Avaya products as discontinued operations. The following table presents the operating results of the businesses included in income from discontinued operations, as well as the gain recognized on the sale of Connectivity Solutions. The results of operations for Connectivity Solutions for the year ended September 30, 2004 include a charge of $48 million comprised of a $24 million pension and postretirement curtailment loss and a $24 million settlement loss recognized upon the transfer of pension and postretirement benefit assets and liabilities to CommScope. Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope. These two transactions resulted in a net zero impact to income from discontinued operations for fiscal 2004.

The amounts presented for Expanets for the year ended September 30, 2004 represent the results generated by the portion of the Expanets business that previously distributed non-Avaya products from the date of acquisition on November 25, 2003, through June 30, 2004. We divested the entire portion of the Expanets business as of June 30, 2004.

	Year Ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
Revenue from discontinued operations:			
Connectivity Solutions	$168	$542	$569
Expanets	8	—	—
Total revenue from discontinued operations	$176	$542	$569
Income before income taxes from discontinued operations:			
Connectivity Solutions			
Results of operations	$(71)	$ 49	$ 3
Gain on sale	84	—	—
Total income before income taxes for Connectivity Solutions	13	49	3
Expanets	(7)	—	—
Total income before income taxes from discontinued operations	$ 6	$ 49	$ 3

Liquidity and Capital Resources

During fiscal 2004, we focused on generating net cash flow from continuing operations and reducing the amount of our debt, particularly in relation to our amount of cash and cash equivalents. Our cash and cash equivalents increased to $1,617 million as of September 30, 2004 from $1,192 million as of September 30, 2003.

As part of our de-leveraging strategy, we retired and repurchased a portion of our senior secured notes during fiscal 2004. The impact of these transactions is described in the "Financing Activities" discussion below. Primarily as a result of these actions, we reduced our debt by $360 million over the fiscal year. We took additional actions in the first quarter of fiscal 2005 to further reduce our debt, which were partially offset by the closing of the Tenovis acquisition in the first quarter of fiscal 2005 and the assumption of certain Tenovis debt.

Sources and Uses of Cash for the Fiscal Year Ended September 30, 2004

Operating Activities

Our net cash provided by operating activities from continuing operations was $479 million for fiscal 2004, compared with $169 million for fiscal 2003. Our improvement in cash flows from operating activities was primarily driven by our significant turnaround in profitability and working capital management described below:

- *Net income*—We generated net income of $296 million for fiscal year 2004 compared to a loss of $88 million in fiscal 2003, a $384 million year-over-year improvement. This improvement was due to a $273 million increase in revenue over fiscal 2003, with higher gross margins due to increased volumes, favorable product mix, continued cost reductions, favorable tax settlements of $89 million (of which $37 million was received in cash), and more effective utilization of our technician workforce.
- *Continued improvement in working capital management*—We continued to benefit from further improvements that were achieved in the management of working capital, particularly in the area of accounts receivable. Gross receivables increased by only $16 million compared to year-end 2003 despite $273 million in incremental revenues. Days sales outstanding were 58 days at fiscal year-end 2004 compared to 60 days at year-end 2003, and 73 days at year-end 2002. Past due receivables as a percentage of total gross receivables was 13% at year-end 2004, compared to 18% and 41% as of September 30, 2003 and 2002, respectively. In addition, we benefited from more effective management of accounts payable.

These were partially offset by the following significant items:

- *Higher incentives*—The current period includes payment of management incentives for the performance period of the second half of 2003, whereas no management incentives were paid in 2002. During 2004, we changed our policy of paying incentives from bi-annual installments to annual payments (due in the first quarter of fiscal 2005).
- *Higher interest payments*—We made interest payments of $70 million on our senior secured notes during fiscal 2004, as compared with $49 million of interest during fiscal 2003. The $21 million increase was as a result of the $200 million add-on offering of senior secured notes in May 2003, and accelerated payments related to the repurchases of our senior secured notes during the third quarter of fiscal 2004.

Investing Activities

Net cash provided by investing activities from continuing operations was $21 million for fiscal 2004, compared with net cash used for investing activities from continuing operations of $60 million for fiscal 2003. Fiscal 2004 activities primarily include net cash proceeds of $256 million from the sale of our Connectivity Solutions business, and $28 million from the sale of CommScope stock. These increases in cash were partially offset by $128 million used for acquisitions, of which $115 million was used to acquire substantially all of the assets and certain liabilities of Expanets, as well as $81 million used for capital expenditures and $38 million for capitalized software development costs.

Financing Activities

Net cash used for financing activities from continuing operations was $64 million for fiscal 2004, compared with net cash provided by financing activities from continuing operations of $421 million for fiscal 2003. Cash used during fiscal 2004 consisted primarily of $249 million to redeem $224 million of aggregate principal amount of our senior secured notes, and $155 million to repurchase $132 million of aggregate principal amount of our senior secured notes in a series of open market transactions. These uses of cash were partially offset by $249 million in net proceeds received in connection with the sale of 14,039,481 shares of our common stock in February 2004 and $91 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and stock option plans. We used the net proceeds from the February 2004 sale of our common stock to fund the redemption of a portion of our senior secured notes, as described above.

Cash Flows of Discontinued Operations

Net cash used in discontinued operations of $21 million for fiscal 2004 was attributed to operating activities and consisted of $15 million related to Connectivity Solutions and $6 million related to the portion of the Expanets business divested subsequent to the acquisition.

Net cash provided by discontinued operations of $54 million in fiscal 2003 was primarily related to the operating activities of Connectivity Solutions and Expanets.

The following table represents changes in our cash and cash equivalents balance attributable to discontinued operations.

	Year Ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
Net cash (used for) provided by operating activities of discontinued operations	$(21)	$57	$146
Net cash used for investing activities of discontinued operations	—	(3)	(7)
Net cash (used for) provided by discontinued operations	$(21)	$54	$139

Future Cash Requirements and Sources of Liquidity

Future Cash Requirements

The following table summarizes our contractual obligations as of September 30, 2004:

	Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(In millions)				
Long-term debt obligations(1)	$ 593	$299	$ —	$294	$ —
Operating lease obligations(2)	517	97	143	94	183
Purchase obligations with contract manufacturers and suppliers(3)	132	132	—	—	—
Other purchase obligations(4)	60	59	1	—	—
Total	$1,302	$587	$144	$388	$183

(1) Long-term debt payments due in less than 1 year primarily represent our potential payment obligations in connection with the LYONs. Long-term debt payments due in 3-5 years represent the $284 million outstanding principal amount as of September 30, 2004 of senior secured notes plus the unamortized premium and unamortized deferred gain on the interest rate swaps hedged against the senior secured notes. These amounts do not include future payments for interest.

Subsequent to September 30, 2004 we entered into several transactions resulting in significant changes to our long-term debt balance as shown in the following table:

	LYONs convertible debt	Senior secured notes	Tenovis debt	Other	Total
	(In millions)				
Debt obligations as of September 30, 2004	$ 297	$ 294	$ —	$ 2	$ 593
Senior secured notes tender offer	—	(271)	—	—	(271)
Assumption of Tenovis debt(a)	—	—	347	—	347
LYONs repurchases / conversions(b)	(299)	—	—	—	(299)
Accretion and amortization of premium/gain	2	(9)	—	—	(7)
Expected debt obligations as of December 20, 2004(c)	$ —	$ 14	$347	$ 2	$ 363

(a) Debt assumed with the Tenovis acquisition includes $68 million of real estate financing.

(b) Repurchases result in a cash outflow; conversions result in issuance of our common stock.

(c) Of the total expected debt obligations, $81 million is due during fiscal 2005.

(2) Contractual obligations for operating leases include $41 million of future minimum lease payments that have been accrued for in accordance with generally accepted accounting principles pertaining to restructuring and exit activities.

(3) We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by us. If we do not meet these specified purchase commitments, we could be required to purchase the inventory.

(4) Other purchase obligations represent an estimate of contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services as of September 30, 2004. Although contractual obligations are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Our primary future cash requirements will be to fund working capital, capital expenditures, the servicing of the debt we assumed in connection with the Tenovis acquisition, employee benefit obligations, strategic acquisitions and our business restructuring liabilities.

Specifically, we expect our primary cash requirements for fiscal 2005 to be as follows:

- *Acquisitions*—We made cash payments of $97 million during the first quarter of fiscal 2005 associated with the acquisition of Spectel, net of $6 million cash acquired. We also made cash payments of approximately $257 million during fiscal 2005 associated with the acquisition of Tenovis, net of $113 million cash acquired.
- *Debt repayments*—During the first quarter of fiscal 2005, we used cash of $314 million to repurchase $271 million principal amount of our senior secured notes pursuant to a cash tender offer and consent solicitation commenced on November 1, 2004 and concluded on December 1, 2004. The consent solicitation resulted in the execution of a supplemental indenture to the indenture governing the senior secured notes, which eliminated substantially all of the restrictive covenants, the reporting requirements and certain events of default from the indenture, as well as eliminated the requirement to provide security for the notes. We also made payments of $129 thousand in connection with the exercise by holders of the LYONs put option. On November 18, 2004, we announced that we will redeem for cash all of our outstanding LYONs on December 20, 2004. The aggregate redemption price for all LYONs outstanding on the December 20, 2004 redemption date (if the entire outstanding amount were settled in cash) is $299 million. Each LYON is convertible at any time at the option of the holder into 37.4437 shares of our common stock. To the extent any holders elect to convert their LYONs into shares of our common stock prior to the redemption date, the amount of cash required to satisfy the redemption will be reduced. We may make further repurchases of debt in the future. We also acquired debt of approximately $347 million in connection with the Tenovis acquisition, of which $79 million is scheduled for repayment in fiscal 2005.
- *Capital expenditures*—We expect to spend approximately $110 million during fiscal 2005 for capital expenditures and approximately $40 million for capitalized software development costs.
- *Business restructuring activities*—Based upon the current business restructuring reserve, we expect to make cash payments of approximately $16 million associated with lease termination obligations.
- *Employee payments*—We paid $143 million in November 2004 which was accrued at September 30, 2004 related to management incentive plans.

Future Sources of Liquidity

We expect our primary source of cash during fiscal 2005 to be positive net cash provided by operating activities. We expect that growth in our revenues and continued focus on accounts receivable and inventory management and cost containment will enable us to continue to generate positive net cash from operating activities.

We believe that our existing cash and cash equivalents of $1,617 million and our net cash provided by operating activities will be sufficient to meet our future cash requirements described above. Our ability to meet the cash requirements described above will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. On April 30, 2003, we and a syndicate of lenders amended and restated our Five Year Revolving Credit Facility Agreement, or the credit facility. Our credit facility imposes, and any future indebtedness may impose, various restrictions and covenants which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition or other capital investment. Furthermore, if we acquire a business in the future that has existing debt, our debt service requirements may increase, thereby increasing our cash needs.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, we may need to incur additional debt or issue equity. In order to meet our cash needs we may, from time to time, borrow under our credit facility or issue other long- or short-term debt or equity, if the market and the terms of our existing debt instruments permit.

Uncertainties Regarding Our Liquidity

We believe the following uncertainties exist regarding our liquidity:

- *Ability to Increase Revenue*—Our ability to generate net cash from operating activities has been a primary source of our liquidity. If our revenue were to stagnate or decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs would be adversely affected.
- *Impact of Tenovis Acquisition*—Our recent acquisition of Tenovis could affect our liquidity in several ways. First, the integration of Tenovis' business and operations into ours will require significant cash resources. Second, although we conducted a customary due diligence investigation of Tenovis' business and operations prior to the acquisition, because we only recently completed the acquisition, we cannot yet determine with certainty the amount of cash that will be needed to fund Tenovis' operations on an ongoing basis.
- *Debt Ratings*—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings. See "Debt Ratings."
- *Future Acquisitions*—We may from time to time in the future make additional acquisitions. Such acquisition or acquisitions may require significant amounts of cash or may result in increased debt service requirements to the extent we assume or incur debt in connection with such acquisition or acquisitions.

Fair Value of Financial Instruments

The estimated aggregate fair market value of the senior secured notes decreased from September 30, 2003 by $412 million to $330 million as of September 30, 2004, due primarily to the redemption and repurchase of $356 million principal amount of these notes during fiscal 2004, and the corresponding decreases in the net premium and termination of the interest rate swaps. With regard to the LYONs, the estimated aggregate fair value as of September 30, 2004 increased from September 30, 2003 from $305 million to $307 million, which reflects an increase in the fair market value per LYON, partially offset by a reduction in the aggregate fair market value of LYONs extinguished in connection with the exchange offer and repurchases during fiscal 2003. The fair market values are based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

As of September 30, 2004 and 2003, the estimated fair values of our foreign currency forward contracts were $8 million and $13 million, respectively, and were included in other current assets. The estimated fair values of these forward contracts were based on market quotes obtained through independent pricing sources.

Debt Ratings

Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Debt ratings and outlooks as of September 30, 2004 and 2003 are as follows:

	September 30,			
	2004		2003	
	Debt Ratings	Outlook	Debt Ratings	Outlook
Moody's:				
Issuer rating	B2	Positive	B3	Negative
Senior secured notes	B1	Positive	B2	Stable
Senior implied rating	B1	Positive	B3	Stable
Standard & Poor's:				
Long-term senior unsecured debt	B	Positive	B	Stable
Senior secured notes	B+	Positive	B+	Stable
Corporate credit	B+	Positive	B+	Stable

The improvement in our debt ratings and upgrade to positive outlook for the fiscal year is primarily a result of our (i) increased financial flexibility resulting from equity financings and debt redemption, (ii) liquidity profile with increased cash and reduced debt, and (iii) improved operating performance and cash flow. Changes in our debt levels or operating results may cause changes in our debt ratings.

On November 16, 2004, Standard and Poor's raised our long-term senior unsecured debt rating to B+ to reflect lower amounts of secured debt in our capital structure, as a result of the senior secured notes tender offer, which is described fully in Note 8 to our consolidated financial statements.

Contribution of Common Stock to Pension Plan

During June 2004, we made a voluntary contribution of $111 million of our common stock to fund our U.S. management pension plan. The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock. The per share value of common stock contributed to the pension plan was $15.95, which represented the average of the opening and closing share price on June 9, 2004, the date of the contribution. As of the date of the contribution, the treasury stock had a carrying value of $27 million. The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital. As a result of this contribution, we expect we will not be required to make a contribution to satisfy minimum statutory funding requirements for our U.S. pension plans until fiscal 2008.

Credit Facility

Our credit facility contains affirmative and restrictive covenants the Avaya must comply with, including: (a) maintaining a minimum amount of earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for certain business restructuring charges and related expenses and non-cash charges, or adjusted EBITDA, (b) maintaining a minimum ratio of adjusted EBITDA to interest expense, (c) limitations on the incurrence of indebtedness, (d) limitations on investments and (e) restrictions on the payment of dividends. As of September 30, 2004, we believe that we were in compliance with all of the covenants included in the credit facility.

As of September 30, 2004 and 2003, there were no amounts outstanding under our credit facility, and we have not borrowed under our credit facility since the second quarter of fiscal 2002. We believe our credit facility provides us with an important source of backup liquidity. Our credit facility expires in September 2005, and we intend to negotiate a new credit facility during fiscal 2005. We and our lenders have amended the credit facility at different times generally to provide additional flexibility to make acquisitions and repurchase outstanding indebtedness. See Note 8 to our consolidated financial statements for a more detailed discussion of our credit facility.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

We are party to several types of agreements, including surety bonds, purchase commitments, product financing arrangements, and performance guarantees, which are fully discussed in Note 17 to our consolidated financial statements.

Legal Proceedings and Environmental, Health and Safety Matters

We are subject to certain legal proceedings as fully discussed in Note 17 to our consolidated financial statements.

Financial Instruments

We conduct our business on a multi-national basis in a wide variety of foreign currencies. We are therefore subject to the risk associated with foreign currency exchange rates and interest rates that could affect our results of operations, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Derivative financial instruments are used as risk management tools and not for speculative or trading purposes.

Foreign Currency Transactions

Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. For the fiscal years ended September 30, 2004 and 2003, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 2004 and 2003, a 10% appreciation in traded-against foreign currency value from the prevailing market rates would have decreased our related net unrealized gain from continuing operations for fiscal 2004 and 2003 by $40 million and $22 million, respectively. Conversely, a 10% depreciation would have increased our related net gain from continuing operations for fiscal 2004 and 2003 by $56 million and $22 million, respectively. Consistent with the nature of the economic hedge of such foreign currency forward contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying asset, liability or transaction being hedged.

Forecasted Transactions—From time to time, we use foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other income or expense in the period in which the exchange rates change. For the fiscal year ended September 30, 2004 and 2003, these gains and losses were not material to our results of operations.

Interest Rate Swap Agreements

During the first and second quarters of 2004, we entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009. The interest rate swaps effectively converted $250 million of the senior secured notes from fixed rate debt into floating rate debt.

During the third and fourth quarters of fiscal 2004, we terminated all five of our interest rate swap agreements as we anticipate further repurchases of the senior secured notes. See Note 9 to our consolidated financial statements for further details related to these interest rate swap agreements.

Recent Accounting Pronouncements

SFAS 132

In December 2003, the Financial Accounting Standards Board, or FASB, issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," or SFAS 132, which changed the disclosure requirements for employers' pension plans and other postretirement benefit plans, but did not change the measurement or recognition of those plans required by other related accounting standards. The disclosure requirements of SFAS 132 were effective for us beginning in the second quarter of fiscal 2004. Additional annual disclosures are also required by SFAS 132 for the year ended September 30, 2004, including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations and cash flows.

FIN 46-R

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," or FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the other equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure and consolidation requirements of FIN 46 for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by us beginning in the second quarter of fiscal 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 became effective for us in the first quarter of fiscal 2004. In December 2003, FASB issued a revised interpretation of FIN 46, or FIN 46-R, which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. We adopted the new requirements of FIN 46-R as of March 31, 2004. The adoption of FIN 46 and FIN 46-R did not have a material effect on our consolidated results of operations, financial position or cash flows.

Recently Passed Tax Legislation

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law. The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act. We may elect to apply this provision to qualifying earnings repatriations in either fiscal 2005 or fiscal 2006. We have started an evaluation of the effects of the repatriation provision; however, we do not expect to be able to complete this evaluation until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

The Application of Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Revenue Recognition

We derive revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.

Our products are sold directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators. The purchase price of our systems and applications typically includes installation and a warranty of up to one year. Revenue and the related costs from the direct sales of products that include installation services are recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When we provide a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, which is effective for us for transactions entered into after July 1, 2003. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of EITF 00-21 did not have a material effect on our consolidated results of operations, financial position or cash flows. Our indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. We accrue a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. We calculate the provision for sales returns and allowances based on a quarterly analysis of actual historical returns and allowances in relation to current quarter sales, and determine the required allowance. This analysis requires a significant amount of judgment. If the accrued provision is higher or lower than required based on our quarterly analysis, the provision is adjusted against revenue.

We also derive revenue from: (i) maintenance services, including services provided under contracts and on a time and materials basis; (ii) professional services for customer relationship management, converged voice and data networks, network security, and unified communications; and (iii) managed services for messaging and other parts of communication systems. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for managed services typically have terms that range from one to seven years. Revenue and the related costs from services performed under managed services arrangements, professional services and services performed under maintenance contracts are deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Most of our sales require judgments principally in the areas of customer acceptance, returns assessments and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. In addition, a significant amount of our revenue is generated from sales of product to distributors. As such, our provision for estimated sales returns and other allowances and deferrals requires significant judgment. We provide for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. If these estimates, which are based on historical experience, are significantly below the actual amounts, our revenue could be adversely affected.

Collectibility of Accounts Receivable

Our accounts receivable are recorded net of reserves for sales returns and allowances, and net of provisions for doubtful accounts. As discussed above, we accrue for estimated sales returns and allowances based on an analysis of historical trends. In order to record our accounts receivable at their net realizable value, we must also assess their collectibility. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our receivables and the current creditworthiness of our customers and an analysis of historical bad debts and other adjustments. We have recorded allowances for receivables which we believe are uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. We actively manage our accounts receivable to minimize credit risk, and as of September 30, 2004 we have no individual customer that constitutes more than 10% of our accounts receivable.

Inventories

In order to record our inventory at its lower of cost or market, we regularly assess the ultimate realizability of our inventory. We adjust our inventory balance based on historical usage, inventory turnover and product life cycles through the recording of a provision which we include in cost of sales. In certain circumstances such as the introduction of a new product, we may make judgments as to future demand and compare that with the current or committed inventory levels. Where we have determined that the future demand is lower than our current inventory levels, we adjust our inventory balance accordingly. In addition, we have outsourced the manufacturing of substantially all of our ECG and SMBS products. We are not obligated to purchase products from our outsourced manufacturer in any specific quantity, except as we outline in forecasts or orders for products required to be manufactured by the outsourced manufacturer. We may be obligated to purchase certain excess inventory levels from our outsourced manufacturer that could result from our actual sales of product varying from forecast, in which case we may need to record additional inventory provisions in the future.

Deferred Tax Assets

As of September 30, 2004, we had $427 million in net deferred tax assets which are supported by tax planning strategies, consisting of recognized deferred tax assets of $472 million offset by deferred tax liabilities of $45 million. The recognized deferred tax assets consist of gross deferred tax assets of $1,318 million less a valuation allowance of $846 million. Deferred tax assets are primarily a result of deductible temporary differences related to pension and other accruals, as well as tax credit carryforwards and net operating loss carryforwards which are available to reduce taxable income in future periods.

The determination of the amount of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of the reversal of taxable temporary differences, future taxable income, and the implementation of tax planning strategies. In particular, SFAS No. 109, "Accounting for Income Taxes," requires us to weigh both positive and negative evidence in determining whether a valuation allowance is needed. Positive evidence would include, for example, a strong earnings history and tax planning strategies indicating an ability to realize deferred tax assets. Negative evidence would include, for example, a history of operating losses and losses expected in early future years. Based on the available evidence, we have determined that a partial valuation allowance should continue to be maintained until sufficient positive evidence outweighs the negative evidence in regards to whether or not a valuation allowance is required. This determination was based primarily on our history of losses for book and tax purposes. Although we have achieved pretax book income in 2004, this is the first year since our inception in 2000 that we have achieved profitability. In addition, we continue to be in a 3-year cumulative loss position for both book and tax purposes. It is anticipated that the reversal of certain deductible temporary differences and permanent book to tax differences in fiscal year 2004 will result in a taxable loss for the year. We consider this negative evidence regarding the future realization of deferred tax assets which is based on actual historical results, to outweigh the positive evidence which primarily includes projections of future income for both book and tax purposes. We will continue to analyze our current and future profitability and the probability of the realization of our deferred tax assets in future periods as a result of profitable operations.

Although realization is not assured, we have concluded that a portion of our net deferred tax assets as of September 30, 2004 will be realized based on the scheduling of deferred tax liabilities and on certain distinct tax planning strategies that we intend to implement in a timely manner, if necessary, which will allow us to recognize the future tax attributes. The amount of net deferred tax assets determined to be realizable was measured by calculating the tax effect of the planning strategies, which include the potential sale of assets and liabilities. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or in future income. If we determine that we will not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to income in the period such determination was made.

Long-Lived Assets

We have recorded property, plant and equipment, intangible assets, and capitalized software costs at cost less accumulated depreciation or amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment.

A considerable amount of judgment is also required in calculating an impairment charge for assets that are held and used, principally in determining discount rates, market premiums, financial forecasts, and allocation methodology. In calculating an impairment charge for assets held for sale, significant judgment is required in estimating fair value and costs to sell. Our estimates are based on valuations obtained from third parties and on estimates of incremental costs such as commissions and fees that are customary for sales of similar assets.

Goodwill impairment is determined using a two-step approach. The first step of the goodwill test is used to identify potential impairment by comparing the fair value of a reporting unit, which is one level below our operating segments, with its carrying amount, including goodwill. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We conducted the required annual goodwill impairment review during the fourth quarter of fiscal 2004. We completed updated valuations for all reporting units with goodwill as of September 30, 2004 using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, we determined that goodwill was not impaired as of September 30, 2004.

Business Restructuring Charges

During fiscal 2002, we recorded $201 million of charges and established related business restructuring reserves related to the outsourcing of certain manufacturing facilities, the acceleration of our restructuring plan originally adopted in September 2000, and our efforts to improve our business performance in response to the industry-wide slowdown. These reserves included estimates related to employee separation costs, lease termination obligations and other exit costs.

Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable. Because certain of our real estate lease obligations extend through fiscal year 2020, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, we considered many variables such as the vacancy rates of commercial real estate in the local markets and the market rate for sublease rentals. Because we are required to project sublease income for many years into the future, our estimates and assumptions regarding the commercial real estate market that we used to calculate future sublease income may be materially different from actual sublease income. If our sublease income estimates were too high, we would incur additional real estate lease obligation charges. Conversely, if our sublease income estimates were too low, we would be required to reverse charges and recognize income.

In fiscal years 2004, 2003 and 2002, we reversed $1 million, $21 million and $20 million, respectively, of business restructuring reserves primarily related to fewer involuntary employee separations than originally anticipated.

Pension and Postretirement Benefit Costs

We sponsor non-contributory defined benefit pension plans covering the majority of our U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. These assumptions require the judgment of management. Material changes in our pension and

postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels.

The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Based on the expected duration of the benefit payments for our pension plans, we refer to applicable indices such as the Moody's AA Corporate Bond Index and the Salomon Brothers Pension Discount Curve to select a rate at which we believe the pension benefits could be effectively settled. Based on the published rates as of September 30, 2004, we used a discount rate of 5.75%, a decline of 25 basis points from the 6.0% rate used as of September 30, 2003. For the fiscal year ended September 30, 2004, this had the effect of increasing our projected pension benefit obligation by approximately $88 million, and our accumulated postretirement benefit obligation by approximately $20 million. For fiscal 2005, this has the effect of increasing pension service cost by approximately $1 million. The estimated impact on postretirement service cost is less than $1 million.

The expected long-term rate of return on pension and postretirement plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the targeted asset mix of the plans, and whether the plan assets are actively managed. The forward-looking assumptions underlying our expected long-term rate of return are developed with the assistance of our investment adviser and reviewed for reasonableness periodically. Based on these periodic reviews, we may adjust the expected rates of return to be applied in future periods. A 25 basis point change in the expected long-term rate of return would result in an approximate $6 million change in our pension expense and less than a $1 million change in our postretirement expense.

The market-related value of our plan assets is developed using a 5-year average. The market-related value as of the measurement date is calculated as follows: (1) A preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted plus or minus 2% based on the actual 10-year average rate of return on plan assets. (2) The final market-related value is determined as the preliminary market-related value from (1) above, plus 20% of the difference between the actual return and expected return for each of the past five years.

Commitments and Contingencies

We are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters. In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters and have limited information. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Avaya Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (the "Company") at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
December 6, 2004

2004 Annual Report

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in millions, except per share amounts)

	Year Ended September 30,		
	2004	**2003**	**2002**
REVENUE			
Products	$2,048	$1,880	$2,208
Services	2,021	1,916	2,179
	4,069	3,796	4,387
COSTS			
Products	928	944	1,168
Services	1,196	1,213	1,355
	2,124	2,157	2,523
GROSS MARGIN	1,945	1,639	1,864
OPERATING EXPENSES			
Selling, general and administrative	1,275	1,245	1,502
Business restructuring (reversals) charges and related expenses, net	(1)	(5)	209
Goodwill and intangibles impairment charge	—	—	71
Research and development	348	336	436
TOTAL OPERATING EXPENSES	1,622	1,576	2,218
OPERATING INCOME (LOSS)	323	63	(354)
Other income (expense), net	(15)	(29)	1
Interest expense	(66)	(78)	(51)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	242	(44)	(404)
(Benefit) provision for income taxes	(49)	84	273
INCOME (LOSS) FROM CONTINUING OPERATIONS	291	(128)	(677)
DISCONTINUED OPERATIONS			
Income from discontinued operations	6	49	3
Provision (benefit) for income taxes	1	9	(8)
INCOME FROM DISCONTINUED OPERATIONS	5	40	11
NET INCOME (LOSS)	**$ 296**	**$ (88)**	**$ (666)**
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS			
Income (loss) from continuing operations	$ 291	$ (128)	$ (677)
Accretion of Series B preferred stock	—	—	(12)
Conversion charge related to Series B preferred stock and warrants	—	—	(125)
Income (loss) from continuing operations available to common stockholders	291	(128)	(814)
Income from discontinued operations	5	40	11
Net income (loss) available to common stockholders	$ 296	$ (88)	$ (803)
Earnings (Loss) Per Common Share—Basic:			
Earnings (loss) per share from continuing operations	$ 0.66	$ (0.34)	$ (2.47)
Earnings per share from discontinued operations	0.01	0.11	0.03
Earnings (loss) per share	$ 0.67	$ (0.23)	$ (2.44)
Earnings (Loss) Per Common Share—Diluted:			
Earnings (loss) per share from continuing operations	$ 0.63	$ (0.34)	$ (2.47)
Earnings per share from discontinued operations	0.01	0.11	0.03
Earnings (loss) per share	$ 0.64	$ (0.23)	$ (2.44)

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in millions, except per share amounts)

	As of September 30,	
	2004	**2003**
ASSETS		
Current assets:		
Cash and cash equivalents	$1,617	$ 1,192
Receivables, less allowances of $48 million and $86 million as of September 30, 2004 and 2003, respectively	696	642
Inventory	239	264
Deferred income taxes, net	27	69
Other current assets	145	171
Current assets of discontinued operations	—	212
TOTAL CURRENT ASSETS	2,724	2,550
Property, plant and equipment, net	509	604
Deferred income taxes, net	400	370
Goodwill	257	146
Other assets	269	197
Other assets of discontinued operations	—	190
TOTAL ASSETS	**$4,159**	**$ 4,057**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	345	305
Debt maturing within one year	299	—
Payroll and benefit obligations	328	261
Deferred revenue	178	142
Other current liabilities	273	373
Current liabilities of discontinued operations	—	88
TOTAL CURRENT LIABILITIES	1,423	1,169
Long-term debt	294	953
Benefit obligations	1,263	1,224
Other liabilities	385	490
Other liabilities of discontinued operations	—	21
TOTAL NON-CURRENT LIABILITIES	1,942	2,688
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized; 455,827,524 and 419,434,414 issued (including 0 and 878,254 treasury shares) as of September 30, 2004 and 2003, respectively	5	4
Additional paid-in-capital	2,592	2,151
Accumulated deficit	(974)	(1,270)
Accumulated other comprehensive loss	(829)	(679)
Less: treasury stock at cost	—	(6)
TOTAL STOCKHOLDERS' EQUITY	794	200
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$4,159**	**$ 4,057**

See Notes to Consolidated Financial Statements.

2004 Annual Report

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OF COMPREHENSIVE INCOME (LOSS)

(dollars in millions)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance at September 30, 2001	$3	$ 905	$ (379)	$ (46)	$ (2)	$ 481	
Issuance of common stock in connection with Warburg transactions	1	628				629	
Issuance of common stock through public offering		112				112	
Issuance of common stock for options exercised		2				2	
Issuance of common stock to employees under the stock purchase plan		18				18	
Issuance of common stock—other awards		24				24	
Other stock transactions		4				4	
Preferred stock conversion and exercise of warrants charge			(125)			(125)	
Preferred stock accretion			(12)			(12)	
Purchase of treasury stock					(1)	(1)	
Net loss			(666)			(666)	$ (666)
Minimum pension liability, net of tax effect of $202 and valuation allowance of ($202)				(513)		(513)	(513)
Foreign currency translation				47		47	47
Total comprehensive loss							$(1,132)
Balance at September 30, 2002	4	1,693	(1,182)	(512)	(3)	—	
Issuance of common stock through public offering		349				349	
Issuance of common stock in connection with the LYONs Exchange offer, net of tax		57				57	
Issuance of common stock to employees under the stock purchase plan		16				16	
Issuance of common stock—other awards		31				31	
Issuance of warrants		5				5	
Purchase of treasury stock					(3)	(3)	
Net loss			(88)			(88)	$ (88)
Minimum pension liability, net of tax effect of $93 and valuation allowance of ($93)				(237)		(237)	(237)
Foreign currency translation				70		70	70
Total comprehensive loss							$ (255)
Balance at September 30, 2003	4	2,151	(1,270)	(679)	(6)	200	
Issuance of common stock through public offering	1	248				249	
Issuance of common stock / treasury stock for pension contribution funding		84			27	111	
Issuance of common stock to employees under the stock purchase plan		91				91	
Issuance of common stock / treasury stock for Lucent Shareowners Settlement		21			3	24	
Other stock transactions		(3)				(3)	
Purchase of treasury stock					(24)	(24)	
Net income			296			296	$ 296
Minimum pension liability, net of tax effect of $65 and valuation allowance of ($65)				(166)		(166)	(166)
Unrealized holding losses on available for sale securities				(3)		(3)	(3)
Cumulative translation adjustment for sale of Connectivity Solutions				(32)		(32)	(32)
Foreign currency translation				51		51	51
Total comprehensive income							$ 146
Balance at September 30, 2004	$5	$2,592	$ (974)	$(829)	$ —	$ 794	

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Year Ended September 30,		
	2004	*2003*	*2002*
OPERATING ACTIVITIES:			
Net income (loss)	$ 296	$ (88)	$(666)
Less: income from discontinued operations, net	5	40	11
Income (loss) from continuing operations	291	(128)	(677)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Business restructuring (reversals) charges, net	(1)	(21)	188
Depreciation and amortization	147	171	196
Provision for uncollectible receivables	9	12	55
Deferred taxes	8	68	243
Reversal of tax liabilities related to audit settlement	(47)	—	—
Loss on extinguishment of debt, net	42	34	—
Litigation settlements	(23)	25	—
Amortization of restricted stock units	15	31	23
Impairment of goodwill, intangible assets and investments	—	—	88
Gain on curtailment of pension and postretirement plans	—	(46)	—
Adjustments for other non-cash items, net	37	8	53
Changes in operating assets and liabilities, net of effects of acquired businesses:			
Receivables	2	184	458
Inventory	34	77	89
Restricted cash	28	(27)	—
Accounts payable	—	(80)	(235)
Payroll and benefits	77	(139)	(74)
Accrued interest payable on long-term debt	(70)	(49)	—
Business restructuring reserve	(24)	(83)	(187)
Deferred revenue	16	22	(98)
Other assets and liabilities	(62)	110	(36)
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	479	169	86
INVESTING ACTIVITIES:			
Capital expenditures	(81)	(57)	(104)
Capitalized software development costs	(38)	(29)	(34)
Acquisitions of businesses, net of cash acquired	(128)	—	(6)
Proceeds from sales of discontinued operations	260	—	—
Proceeds from sale of Commscope common stock	28	—	—
Proceeds from sale of property, plant and equipment	—	21	5
Investments in marketable securities	(9)	—	—
Other investing activities, net	(11)	5	3
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	21	(60)	(136)
FINANCING ACTIVITIES:			
Issuance of common stock	342	368	235
Net decrease in commercial paper	—	—	(432)
Issuance of long-term debt	—	216	895
Repayment of long-term borrowings	(404)	(156)	—
Payment of issuance costs related to debt and equity offerings	(2)	(9)	(29)
Repayment under the credit facility	—	—	(200)
Termination of accounts receivable securitization	—	—	(200)
Other financing activities, net	—	2	(14)
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(64)	421	255
Effect of exchange rate changes on cash and cash equivalents	10	11	3
Net increase in cash and cash equivalents from continuing operations	446	541	208
Net (decrease) increase in cash and cash equivalents from discontinued operations	(21)	54	139
Cash and cash equivalents at beginning of fiscal year	1,192	597	250
Cash and cash equivalents at end of fiscal year	$1,617	$1,192	$ 597

See Notes to Consolidated Financial Statements.

1. Description of Business

Avaya Inc. (the "Company" or "Avaya") provides communication systems, applications and services for enterprises, including businesses, government agencies and other organizations. The Company's product offerings include Internet Protocol ("IP") telephony systems that converge voice, data and other traffic across a single unified network, traditional voice communication systems, contact center infrastructure and applications in support of customer relationship management and unified communications applications. The Company supports its broad customer base with comprehensive global service offerings that enable customers to plan, design, implement and manage their communications networks.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Avaya and its subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The consolidated financial statements and related disclosures are prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include assessing the collectibility of accounts receivable, sales returns and allowances, the use and recoverability of inventory, the realization of deferred tax assets, business restructuring reserves, pension and postretirement benefit costs, and useful lives and impairment of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future recoverability of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Foreign Currency Translation

Balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity's functional currency, are included in the Consolidated Statements of Operations.

Revenue Recognition

The Company derives revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.

The Company's products are sold directly through its worldwide sales force and indirectly through its global network of distributors, dealers, value-added resellers and system integrators. The purchase price of the Company's systems and applications typically includes installation and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are

2. Summary of Significant Accounting Policies (Continued)

installed, after satisfaction of all the terms and conditions of the underlying customer contract. When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"), which is effective for the Company for transactions entered into after July 1, 2003. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of EITF 00-21 did not have a material effect on the Company's consolidated results of operations, financial position or cash flows. The Company's indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required.

The Company also derives revenue from: (i) maintenance services, including services provided under contracts and on a time and materials basis; (ii) professional services for customer relationship management, converged voice and data networks, network security, and unified communications; and (iii) managed services for messaging and other parts of communication systems. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for managed services typically have terms that range from one to seven years. Revenue from services performed under managed services arrangements, professional services and services performed under maintenance contracts is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Research and Development Costs and Software Development Costs

Research and development costs are charged to expense as incurred. The costs incurred for the development of communications software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over a period of up to three years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. As of September 30, 2004 and 2003, the Company had unamortized software development costs of $53 million and $43 million, respectively. Amortization expense of $28 million, $25 million and $20 million was recorded for the fiscal years 2004, 2003 and 2002, respectively, and was included as a component of gross margin for each year.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. These short-term investments are stated at cost, which approximates market value. The Company's cash and cash equivalents are invested in various investment grade institutional money market accounts.

Restricted cash

As of September 30, 2004 and September 30, 2003, the Company had $10 million and $38 million, respectively, of restricted cash included in other current assets and other assets in the Consolidated Balance

2. Summary of Significant Accounting Policies (Continued)

Sheets. This cash is restricted in use and has been pledged to secure letters of credit, surety bonds and other purchase guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions.

Accounts Receivable

Accounts receivable are recorded net of reserves for sales returns and allowances, and net of provisions for doubtful accounts. Allowances for sales returns and discounts are based on an analysis of historical trends, and allowances for doubtful accounts are based primarily on an analysis of the aging of accounts receivable balances and on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Inventory

Inventory includes goods awaiting sale (finished goods), goods in the course of production (work in process), and goods to be consumed directly or indirectly in production (raw materials and supplies). Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market. Reserves to reduce the inventory to market value are based on current inventory levels, historical usage, and product life cycles for the various inventory types.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes. Estimated lives range from three to 10 years for machinery and equipment, and up to 40 years for buildings.

Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Operations.

Certain costs of communications software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2004 and 2003, the Company had unamortized internal use software costs of $103 million and $86 million, respectively.

Goodwill, Other Intangible and Long-lived Assets

Goodwill is the excess of the purchase price over the fair values assigned to the net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") in October 2001. Goodwill that was previously amortized on a straight-line basis over the periods benefited, is no longer being amortized to earnings, but instead is subject to periodic testing for impairment. Goodwill of a reporting unit, which is one level below the Company's operating segments, is tested for impairment on an annual basis or between annual tests if events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount. Goodwill impairment is determined using a two-step approach in accordance with SFAS No. 142.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying

2. Summary of Significant Accounting Policies (Continued)

value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets' fair value and their carrying value.

Investments

The Company's investment portfolio as of September 30, 2004 consists primarily of investments that are generally concentrated in the emerging communications technology industry. These investments are carried at market value, if readily determinable, or cost, and are included in other assets. Investments that are carried at market value are reported at fair value with the unrealized gains or losses recorded in other comprehensive income.

During fiscal 2004 and 2003 the Company had investments accounted for under the cost and equity methods in addition to investments carried at fair value. The Company's share of earnings or losses from equity method investments is recorded in other income (expense), net. All investments are periodically reviewed for impairment and a write down is recorded whenever declines in fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. During fiscal 2004 the Company acquired a controlling interest in Avaya GlobalConnect which was previously accounted for as an equity method investment. As of September 30, 2004 and 2003, the Company had investments of $9 million and $10 million, respectively. In fiscal 2002, the Company recorded impairment charges of $17 million in other income (expense), net related to investments accounted for under the cost method, after the Company determined the investments were permanently impaired.

Financial Instruments

The Company uses various financial instruments, including interest rate swap agreements and foreign currency forward contracts, to manage and reduce risk to the Company by generating cash flows which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. The Company's derivative financial instruments are used as risk management tools and not for speculative or trading purposes. These derivatives represent assets and liabilities and are classified as other current assets or other current liabilities on the accompanying Consolidated Balance Sheets. Gains and losses on the changes in the fair values of the Company's derivative instruments are included in other income (expense), net.

As permitted under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), the Company has elected not to designate its forward contracts as hedges thereby precluding the use of hedge accounting for these instruments. Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract which is different from the loss or gain recognized from the underlying forecasted transaction. However, the Company has procedures to manage risks associated with its derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

Included in the September 30, 2004 and 2003 Consolidated Balance Sheets is the net unamortized balance of $5 million and $16 million, respectively, of a deferred gain which is being recognized as a reduction to interest expense over the remaining term to maturity of the Senior Secured Notes. This deferred gain resulted from the termination of two interest rates swaps in December 2002. In April 2002, the Company entered into these interest rate swap agreements with a total notional amount of $200 million that qualified and were designated as fair value hedges in accordance with SFAS 133. These arrangements generally involve

2004 Annual Report

2. Summary of Significant Accounting Policies (Continued)

the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest expense. The Company recorded the fair market value of the swaps as other assets along with a corresponding increase to the hedged debt, both of which were recorded through other income (expense), net. See Note 9 "Derivatives and Other Financial Instruments" for a further discussion.

During the first and second quarters of 2004, the Company entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009. These interest rate swap agreements were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed- and floating-rate debt; and (iii) reduce interest payments and expense in the near term. These agreements qualify and are designated as fair value hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under these agreements, the Company receives a fixed interest rate of 11⅛% and pays a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread of 6.55%, 6.8575%, 6.94%, 6.8% and 6.98%, respectively. The interest rate swaps effectively converted $250 million of the Senior Secured Notes from fixed rate debt into floating rate debt. Since the relevant terms of the interest rate swap agreements match the corresponding terms of the Senior Secured Notes, there is no hedge ineffectiveness. Accordingly, gains and losses on the interest rate swap agreements fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which are marked to market at each reporting date, both of which are recorded in other income (expense), net.

During the third and fourth quarters of fiscal 2004, the Company terminated all five of its interest rate swap agreements. The terminations resulted in a reduction to other liabilities for the removal of the fair market value of the interest rate swap and cash payments of $2 million representing the loss on termination, which is being recognized as an increase to interest expense over the remaining term to maturity of the Senior Secured Notes. The unamortized balance of the loss in included as a reduction to long-term debt. The Company terminated these interest rate swap agreements as it anticipates further repurchases of the Senior Secured Notes.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

Business Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities initiated after December 31, 2002, in accordance with SFAS No. 146, "Accounting For Costs Associated With Exit Or Disposal Activities" ("SFAS 146"). Prior to December 31, 2002, the Company accounted for its restructuring activities in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for exit or disposal activities be recognized when the liability is incurred, whereas under EITF 94-3, a liability was generally recognized at the date an entity committed to an exit plan.

In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other associated costs such as consolidating or closing facilities and relocating employees.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to employees and it meets all of the following criteria: (i) management

2. Summary of Significant Accounting Policies (Continued)

commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

Pension and Postretirement Benefit Obligations

The Company maintains defined benefit pension plans covering the majority of its employees, which provide benefit payments to vested participants upon retirement. The Company also provides certain postretirement healthcare and life insurance benefits to eligible employees. The plans use different factors, including age, years of service, and eligible compensation, to determine the benefit amount for eligible participants. The Company funds its pension plans in compliance with applicable laws. See Note 13 "Benefit Obligations" for a discussion of amendments made to the Company's pension and postretirement plans which froze benefits accruals and additional participation in the plans for its U.S. management employees, effective December 31, 2003.

Stock Compensation

The Company's employees participate in stock option plans and employee share purchase plans, which are described more fully in Note 14 "Stock Compensation Plans". The Company applies the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for such stock compensation. Accordingly, no stock-based employee compensation cost related to stock options is reflected in the Company's Statements of Operations, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The Company records compensation expense for the amortization of restricted stock units issued to employees based on the fair market value of the restricted stock units at the date of grant over the vesting period, which is typically three years. The following table illustrates the effect on net income (loss) available to common stockholders and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

2. Summary of Significant Accounting Policies (Continued)

	Year ended September 30,		
	2004	2003	2002
	(Dollars in millions, except per share amounts)		
Net income (loss) available to common stockholders, as reported	$ 296	$ (88)	$ (803)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	9	19	14
(Deduct) add: Total stock compensation (expense) income determined under the fair value based method, net of related tax effects	(31)	20	(49)
Net income (loss) available to common stockholders, pro forma	$ 274	$ (49)	$ (838)
Earnings (Loss) per Common Share—Basic:			
As reported	$0.67	$(0.23)	$(2.44)
Pro forma	0.63	(0.13)	(2.54)
Earnings (Loss) per Common Share—Diluted:			
As reported	$0.64	$(0.23)	$(2.44)
Pro forma	0.60	(0.13)	(2.54)

The fair value of stock options used to compute pro forma net loss resulted in additional income in fiscal 2003 because a substantial number of previously granted options had been forfeited/expired and the cumulative reversal of pro forma expense related to these options exceeded the pro forma expense related to the remaining outstanding options.

The fair value of stock options used to compute pro forma net loss disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year ended September 30,		
	2004	2003	2002
WEIGHTED AVERAGE ASSUMPTIONS:			
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	73.6%	75.0%	61.5%
Risk-free interest rate	2.6%	2.7%	4.3%
Expected holding period (in years)	3.0	3.8	3.9

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

2. Summary of Significant Accounting Policies (Continued)

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is recorded directly to a separate section of stockholders' equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of adjustments to the minimum pension liability, foreign currency translation, and unrealized losses on securities classified as available-for-sale. The minimum pension liability adjustment represents the excess of the additional pension liability over the unrecognized prior service cost.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Recent Accounting Pronouncements

SFAS 132

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," ("SFAS 132") which changed the disclosure requirements for employers' pension plans and other postretirement benefit plans, but did not change the measurement or recognition of those plans required by other related accounting standards. The disclosure requirements of SFAS 132 were effective for the Company beginning in the second quarter of fiscal 2004. These disclosures as well as additional annual disclosures required by SFAS 132 have been included in these financial statements, including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations and cash flows.

FIN 46-R

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the other equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure and consolidation requirements of FIN 46 for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by the Company beginning in the second quarter of fiscal 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 became effective for the Company in the first quarter of fiscal 2004. In December 2003, FASB issued a revised interpretation of FIN 46 ("FIN 46-R"), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. The Company adopted the new requirements of FIN 46-R as of March 31, 2004. The adoption of FIN 46 and FIN 46-R did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

4. Goodwill and Intangible Assets

The Company conducted the required annual impairment review during the fourth quarters of fiscal 2004 and 2003. Updated valuations were completed for all reporting units with goodwill as of September 30, 2004 and 2003 using a discounted cash flow approach based on forward-looking information regarding market shares, revenues and costs for each reporting unit as well as appropriate discount rates. For fiscal 2004 and 2003, it was determined that no goodwill was impaired.

2004 Annual Report

4. Goodwill and Intangible Assets (Continued)

The changes in the carrying value of goodwill for fiscal 2004 and 2003 by operating segment are as follows:

	Enterprise Communications Group	Small and Medium Business Solutions	Avaya Global Services	Total
	(Dollars in millions)			
Balance as of September 30, 2002	$118	$26	$—	$144
Impact of foreign currency exchange rate fluctuations	—	2	—	2
Balance as of September 30, 2003	$118	$28	$—	$146
Goodwill acquired	34	4	70	108
Impact of foreign currency exchange rate fluctuations	—	3	—	3
Balance as of September 30, 2004	$152	$35	$70	$257

The following table presents the components of the Company's acquired intangible assets with finite lives, which are included in other assets in the Consolidated Balance Sheets.

	September 30, 2004			September 30, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(Dollars in millions)					
Existing technology	$28	$26	$ 2	$123	$117	$ 6
Customer and agency relationships	32	2	30	—	—	—
Total amortized intangible assets	$60	$28	$32	$123	$117	$ 6

During fiscal 2004, the Company wrote off $95 million of fully-amortized existing technology. There was no net impact to the Company's financial position, results of operations or cash flows.

During the first quarter of fiscal 2004, the Company acquired $32 million of intangible assets representing customer and agency relationships, in connection with the acquisition of Expanets, as described in Note 5 "Business Combinations and Other Transactions."

Amortization expense for the Company's acquired intangible assets with finite lives was $6 million, $12 million and $35 million for fiscal 2004, 2003 and 2002, respectively. Estimated amortization expense for the succeeding fiscal years is (i) $2 million in fiscal 2005; (ii) $2 million in fiscal 2006; (iii) $1 million in fiscal 2007; (iv) $1 million in fiscal 2008; (v) $1 million in fiscal 2009; and (vi) $14 million thereafter.

In addition, included in other assets in the Consolidated Balance Sheets as of September 30, 2004 and September 30, 2003 is an intangible asset of $43 million and $63 million, respectively, representing unrecognized prior service costs associated with the recording of a minimum pension liability in fiscal 2003 and 2002. This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted at least annually. The decrease in the asset balance is based on the Company's remeasurement of its minimum pension liability as a result of the transfer of Connectivity Solutions employees to CommScope, as discussed in Note 5 "Business Combinations and Other Transactions."

For fiscal 2002, due to a significant downward movement in the U.S. stock market and, in particular, communications technology stocks, the Company experienced a decline in market value capitalization that negatively impacted the fair value of the Company's reporting units. As a result, the Company recorded a goodwill impairment charge of $44 million as an operating expense in fiscal 2002 related to the SMBS segment. Accordingly, the Company also recorded a $27 million intangible impairment charge as an operating

4. Goodwill and Intangible Assets (Continued)

expense in fiscal 2002 to write down the carrying value of these assets to an amount representing their discounted future cash flows.

5. Business Combinations and Other Transactions

Acquisition of a Majority Interest in Tata Telecom

On April 2, 2004, the Company announced an agreement with the Tata Group to acquire its shares of Tata Telecom Ltd. ("Tata Telecom"), a leading voice communications solutions provider in India, representing 25.1 percent ownership of Tata Telecom. As of the date of the agreement, the Company owned a 25.5 percent interest in Tata Telecom. Under the terms of the agreement, the Company was required to pay 220 Rupees per share. Statutory requirements in India mandated the Company to conduct a public tender offer to purchase, in addition, a minimum of 20 percent of the outstanding shares of Tata Telecom at a price of 220 Rupees per share. The public tender offer closed in July 2004 with 8.5 percent of the public shares tendering into the offer. The sale of the shares by the Tata Group and the tendering shareholders closed on August 4, 2004. Avaya paid a total of $24 million in August 2004 related to this acquisition, of which $17 million was paid to the Tata Group, $6 million was paid in relation to the public tender offer and Avaya realized a $1 million loss associated with forward exchange contracts, which were used to hedge foreign currency risk associated with the acquisition. Following the acquisition of these additional equity interests, the Company now owns 59.1 percent of Tata Telecom. The Company changed the name of Tata Telecom to Avaya GlobalConnect (AGC) and began consolidating its results on August 4, 2004. In connection with the acquisition of AGC, the Company has recorded $17 million of goodwill.

Acquisition of Expanets

On November 25, 2003, the Company acquired substantially all of the assets and assumed certain liabilities of Expanets. Expanets, a subsidiary of Northwestern Corp., was a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of the Company's largest dealers. The acquisition allows the Company to continue providing quality sales and service support for Expanets' customers and grow its small and mid-sized business. Under the terms of the asset purchase agreement, the Company paid a purchase price at the closing of $97 million, consisting of (i) $55 million in cash paid to Expanets, (ii) $27 million paid to a creditor of Expanets to satisfy a debt obligation of Expanets, and (iii) $15 million deposited into an escrow account to satisfy certain liabilities of Expanets. The results of the Expanets businesses the Company acquired have been included in the Company's consolidated financial statements from the date of acquisition on November 25, 2003. During the second quarter of fiscal 2004, the Company recorded an additional $2 million in business combination costs. During the remainder of fiscal 2004, the Company finalized the working capital adjustments with NorthWestern and paid additional purchase price of $18 million to NorthWestern.

At the date of acquisition, in accordance with SFAS No. 141, "Business Combinations," the Company recorded Expanets' accounts receivables, inventory, liabilities and identified intangibles at estimated fair value and fixed assets at estimated replacement cost. The remainder of the purchase price in excess of the net assets acquired was recorded as goodwill. As discussed above, during the remainder of fiscal 2004, the Company made adjustments to the initial purchase price allocation based upon a review of the detailed balances included in Expanets' financial statements.

2004 Annual Report

5. Business Combinations and Other Transactions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

	Purchase Price Allocation
	(Dollars in millions)
Cash	$ 3
Accounts receivable	50
Inventory	21
Other assets	6
Fixed assets	3
Intangibles	32
Accounts payable	(42)
Termination obligations	(19)
Other liabilities	(37)
Net assets from discontinued operations	10
Net assets acquired	27
Goodwill	90
Purchase price	$117

Management is responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. Actual results could differ from these amounts.

Identifiable intangibles consist of $21 million of customer relationships, which are being amortized over 15 years, and $11 million of agency relationships, which are being amortized over 10 years. Customer relationships represent a database of information that acts as a source of repeat business for the Company. he information contained in the database includes the preferences of the customer, along with the history of services provided to the customer. Agency relationships represent the relationship Expanets had with multiple phone carriers across the U.S. that the Company assumed. The Company receives a commission for selling phone services to its customers on behalf of the phone carriers.

Goodwill of $90 million was assigned $19 million to the Enterprise Communications Group ("ECG") segment, $66 million to the Services segment, and $5 million to the Small and Medium Business Solutions ("SMBS") segment. Of that total amount, $77 million is expected to be deductible for tax purposes over a 15-year period.

In connection with the acquisition, in accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," the Company recorded liabilities of $21 million for termination obligations. The Company has recognized these obligations as a liability assumed as of the acquisition date. These termination obligations consisted of $10 million of employee separation costs for approximately 1,750 employees and $11 million related to the closure of redundant real estate facilities. The Company completed the severance payments during fiscal 2004 and expects to substantially complete the lease termination obligations by fiscal 2007. During fiscal 2004, the Company reevaluated the costs and reduced the employee separation liability by $5 million, as the actual costs incurred during the period were less than the original estimate, and increased the lease obligation by $3 million, as the actual costs incurred during the period exceeded the original estimate and sublease recovery assumptions were reduced. These adjustments

5. Business Combinations and Other Transactions (Continued)

are included in the termination obligations amount in the table above. During fiscal 2004, the Company made cash payments of $11 million. The balance of $8 million as of September 30, 2004 relates to lease obligations.

Sale of a Portion of Expanets' Business

Upon the closing of the Expanets acquisition, the Company decided to sell the Expanets businesses that previously distributed other vendors' products and, accordingly, accounted for this portion of Expanets' business as a component of discontinued operations. In the first and second quarters of fiscal 2004, the Company sold, in a series of transactions, certain assets and liabilities attributed to these businesses for an aggregate consideration of $13 million, $4 million of which was cash consideration and $9 million was in the form of notes receivable. As of September 30, 2004, the Company had divested this portion of the Expanets business and had collected $8 million of these notes receivable.

Results from discontinued operations for these businesses include revenue of $8 million and loss before income taxes of $7 million for the year ended September 30, 2004.

The following unaudited pro forma financial information presents the Company's results as if the Expanets acquisition and the discontinued operations presentation of a portion of the Expanets businesses referred to above had occurred at the beginning of the respective periods:

	(Unaudited) Year ended September 30,	
	2004	2003
	(Dollars in millions)	
Revenue	$4,117	$4,112
Net income (loss)	$ 279	$ (140)
Earnings (loss) per share—basic	$ 0.64	$ (0.37)
Earnings (loss) per share—diluted	$ 0.61	$ (0.37)

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as the elimination of intercompany revenue and costs, additional amortization expense as a result of identifiable intangible assets arising from the acquisition, and the removal of items included in Expanets' historical results that did not relate to assets or liabilities acquired by the Company. The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

Sale of Connectivity Solutions

In January 2004, the Company sold certain assets and liabilities of its Connectivity Solutions business to CommScope, Inc. ("CommScope"). Accordingly, the Company has accounted for this business as a discontinued operation. On January 31, 2004, the sale of substantially all of Connectivity Solutions was completed, except for the sale of certain international operations, substantially all of which occurred during the remainder of fiscal 2004. The Company received $256 million of cash, and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date. The Company paid $9 million in transaction costs relating to the sale. During the second quarter of fiscal 2004, the Company sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which is included in other income (expense), net.

The Company recorded an $84 million pre-tax gain from the sale of Connectivity Solutions during fiscal 2004, which is included in income from discontinued operations. In accordance with the asset purchase agreement between CommScope and the Company, certain liabilities recorded by the Company relating to Connectivity Solutions employees transferred to CommScope were not assumed by CommScope, but are

2004 Annual Report

5. Business Combinations and Other Transactions (Continued)

no longer obligations of the Company. Therefore, included in the gain is a reversal of $27 million of such liabilities that primarily represent employee related costs for which the Company no longer has an obligation.

The $84 million gain also includes the recognition of $32 million of foreign currency translation adjustments related to the divestiture of Connectivity Solutions' international operations. A corresponding decrease has been recorded in the accompanying Consolidated Balance Sheet during the second quarter of fiscal 2004 through accumulated other comprehensive loss to reflect the realization of foreign currency translation adjustments upon the liquidation of these foreign operations. These foreign currency translation adjustments represent the net unrealized gains and losses arising from changes in exchange rates and the related effect on the translation of assets and liabilities of those international operations.

Listed below are the major classes of assets and liabilities of Connectivity Solutions that have been sold and transferred to CommScope during fiscal 2004.

	September 30, 2003 (Dollars in millions)
Assets	
Receivables	$ 68
Inventory	142
Property, plant and equipment	179
Other assets	13
Total assets	$402
Liabilities	
Accounts payable	$ 54
Payroll and benefit obligations	31
Other liabilities	24
Total liabilities	$109
Net assets sold	$293

5. Business Combinations and Other Transactions (Continued)

The following table displays revenue and income before income taxes from discontinued operations for fiscal years 2004, 2003, and 2002:

	Year ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
Revenue from discontinued operations:			
Connectivity Solutions	$168	$542	$569
Expanets	8	—	—
Total revenue from discontinued operations	$176	$542	$569
Income before income taxes from discontinued operations:			
Connectivity Solutions			
Results of operations	$(71)	$ 49	$ 3
Gain on sale	84	—	—
Total income before income taxes for Connectivity Solutions	13	49	3
Expanets	(7)	—	—
Total income before income taxes from discontinued operations	$ 6	$ 49	$ 3

In connection with the closing of the transaction, the Company recognized a pension and postretirement curtailment loss of $24 million and a settlement loss of $24 million upon the transfer of pension and postretirement benefit assets and liabilities to CommScope, and recorded a corresponding increase of $48 million to the benefit obligation. These losses were included in income from discontinued operations in the second quarter of fiscal 2004. Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope. These two transactions resulted in a net zero impact to income from discontinued operations for fiscal 2004.

As a result of the transfer of Connectivity Solutions employees to CommScope in the second quarter of fiscal 2004, the Company remeasured its minimum pension liability related to the pension plan for represented employees. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded an adjustment in the second quarter of fiscal 2004 of $50 million to decrease the additional minimum pension liability. This resulted in a $36 million decrease to accumulated other comprehensive loss and a $14 million decrease to intangible assets.

On October 30, 2003, in exchange for the agreement of the International Brotherhood of Electrical Workers to withdraw numerous pending and threatened grievances and arbitration demands against the Company in connection with the Connectivity Solutions business, the Company agreed to provide a one-time payment of five thousand dollars per person to certain employees and offer an enhanced retirement incentive for those employees who were pension eligible as of December 2, 2003. In fiscal 2004, a $5 million charge was recorded in the Consolidated Statements of Operations.

Acquisition of Tenovis

On October 5, 2004, the Company entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which the Company agreed to acquire all of the issued share capital of Tenovis Germany GmbH. Tenovis Germany GmbH is the parent company of Tenovis GmbH & Co. KG, a major European provider of enterprise communications systems and services. Under the terms of the Share

2004 Annual Report

5. Business Combinations and Other Transactions (Continued)

Purchase Agreement, on November 18, 2004, Avaya paid $370 million in cash and assumed $347 million in debt, including $68 million related to real estate financing. Additionally, the Company acquired cash and cash equivalents of $113 million, resulting in a net cash outlay related to the acquisition of $257 million.

Acquisition of Spectel

On October 4, 2004, the Company completed the purchase of Spectel, a world leader in audio and web conferencing solutions, for approximately $97 million in cash, net of $6 million of cash acquired. The acquisition enables the Company to continue to expand its capabilities in conferencing, which is a core business communications technology.

Other Transactions

Aircraft Transactions—In the fourth quarter of fiscal 2004, the Company decided to sell its two existing corporate airplanes. In November 2004, the Company entered into an operating lease for two new aircraft to be delivered in the third quarter of fiscal 2005. In connection with the decision to sell the existing aircraft, the Company classified its existing aircraft as held for sale, and tested the aircraft for impairment. The Company determined that the carrying amount of the aircraft exceeded the estimated fair value less costs to sell by $10 million. An impairment charge for this amount is included in the calculation of operating income in the Company's fiscal 2004 results to write down the carrying value.

6. Supplementary Financial Information

Statements of Operations Information

	Year ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
DEPRECIATION AND AMORTIZATION:			
INCLUDED IN COSTS:			
Amortization of software development costs	$ 28	$ 25	$ 20
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:			
Amortization of intangible assets	6	12	35
INCLUDED IN COSTS AND OPERATING EXPENSES:			
Depreciation and amortization of property, plant and equipment and internal use software	113	134	141
Total depreciation and amortization	$147	$171	$196
OTHER INCOME (EXPENSE), NET			
Gain (Loss) on foreign currency transactions	$ 7	$ (1)	$ (2)
Gain on assets sold	—	14	2
Interest income	19	15	20
Impairment of investments	—	—	(17)
Loss on long-term debt extinguishment, net	(42)	(34)	—
Lucent securities litigation charge	—	(25)	—
Miscellaneous, net	1	2	(2)
Total other income (expense), net	$ (15)	$ (29)	$ 1

2004 Annual Report

6. Supplementary Financial Information (Continued)

Balance Sheet Information

	Year ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
VALUATION AND QUALIFYING ACCOUNTS			
Allowance for Doubtful Accounts:			
Balance at beginning of period	$ 13	$ 24	$ 53
Charged to costs and expenses	16	12	55
Deductions	(12)	(23)	(84)
Balance at end of period	$ 17	$ 13	$ 24
Deferred Tax Asset Valuation Allowance:			
Balance at beginning of period	$814	$612	$ 49
Charged to costs and expenses	17	118	364
Charged to other accounts	97	93	202
Deductions	(82)	(9)	(3)
Balance at end of period	$846	$814	$612

	September 30,	
	2004	2003
	(Dollars in millions)	
INVENTORY:		
Finished goods	$ 197	$ 198
Work in process and raw materials	42	66
Total inventory	$ 239	$ 264
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land and improvements	$ 27	$ 30
Buildings and improvements	394	361
Machinery and equipment	581	651
Assets under construction	1	7
Internal use software	175	141
Total property, plant and equipment	1,178	1,190
Less: Accumulated depreciation and amortization	(669)	(586)
Property, plant and equipment, net	$ 509	$ 604
ACCUMULATED OTHER COMPREHENSIVE LOSS:		
Cumulative translation adjustment	$ 89	$ 70
Minimum pension liability, net of tax	(915)	(749)
Unrealized holding loss on securities classified as available for sale	(3)	—
Accumulated other comprehensive loss	$ (829)	$ (679)

2004 Annual Report

6. Supplementary Financial Information (Continued)

Supplemental Cash Flow Information

	Year ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
ACQUISITION OF BUSINESSES:			
Fair value of assets acquired, net of cash acquired	$ 262	$—	$ 8
Less: Fair value of liabilities assumed	(134)	—	(2)
Acquisition of businesses, net of cash acquired	$ 128	$—	$ 6
OTHER PAYMENTS:			
Interest payments, net of amounts capitalized of $5, $23 and $42, respectively	$ 61	$52	$ 8
Income tax payments	$ 23	$17	$ 20
NON-CASH TRANSACTIONS:			
Issuance of common stock for contribution to pension plan	$ 111	$—	$ —
Issuance of common stock for Lucent Shareowner Settlement	24	—	—
Investment in equity securities	7	—	—
CommScope common stock received in connection with Connectivity Solutions Sale	33	—	—
Notes received as part of the sale of Expanets' non-Avaya business	9	—	—
Issuance of common stock in connection with the LYONs Exchange Offer	—	67	—
Warrants to purchase common stock issued in LYONs Exchange Offer	—	5	—
Accretion of Series B preferred stock	—	—	12
Book value of converted Series B preferred stock	—	—	395
Conversion charge related to Series B preferred stock	—	—	125
Issuance of common stock in connection with the Warburg transactions	—	—	(532)
Deferred taxes on stock options	—	—	4
Total non-cash transactions	$ 184	$72	$ 4

2004 Annual Report

7. Business Restructuring Reserve

The business restructuring reserve reflects the remaining balance associated with the business restructuring charges recorded in fiscal 2000 through 2002 in accordance with EITF 94-3. The following table summarizes the status of the Company's business restructuring reserve and other related expenses during fiscal 2004 and 2003:

	Business Restructuring Reserve				
	Employee Separation Costs	Lease Termination Obligations	Total Business Restructure Reserve	Other Related Expenses	TOTAL
	(Dollars in millions)				
Balance as of September 30, 2002	$ 68	$102	$170	$ —	$170
Charges	—	—	—	16	16
Reversals	(19)	(2)	(21)	—	(21)
Cash payments	(45)	(38)	(83)	(16)	(99)
Balance as of September 30, 2003	$ 4	$ 62	$ 66	$ —	$ 66
Reversals	(1)	—	(1)	—	(1)
Cash payments	(3)	(21)	(24)	—	(24)
Balance as of September 30, 2004	$ —	$ 41	$ 41	$ —	$ 41

Fiscal 2004

During fiscal 2004, the Company recorded cash payments of $24 million, primarily related to lease termination obligations.

Fiscal 2003

During fiscal 2003, the Company recorded reversals to income of $21 million primarily attributable to fewer involuntary employee separations than originally anticipated. Additionally, in fiscal 2003 the Company incurred $16 million in other related expenses associated with the fourth quarter of fiscal 2002 restructuring initiative. These expenses were primarily attributable to information technology ("IT") costs incurred to relocate the development of certain IT applications to India.

2004 Annual Report

8. Long-Term Debt

Debt outstanding consists of the following:

	September 30,	
	2004	2003
	(Dollars in millions)	
Current portion of long-term debt:		
LYONs convertible debt, net of discount	$297	$ —
Other current debt	2	—
Total current portion of long-term debt	299	—
Long-term debt:		
LYONs convertible debt, net of discount	—	287
11⅛% Senior Secured Notes, net of discount, premium and net deferred gain on interest rate swap	294(1)	666(2)
Total long-term debt	294	953
Total debt	$593	$953

(1) The carrying value of the 11⅛% Senior Secured Notes due April 2009 ("Senior Secured Notes") as of September 30, 2004 of $294 million is comprised of the aggregate principal amount outstanding of $284 million increased for $5 million of unamortized premium, net of discount and the net unamortized deferred gain of $5 million related to the termination in December 2002 and June 2004 of the Company's interest rate swap agreements that were entered into during fiscal years 2002 and 2004, respectively. Upon termination of both of the 2002 interest rate swap agreements, the Company received cash proceeds of $19 million, which was recorded as a deferred gain that is being amortized as a reduction to interest expense over the remaining term of the Senior Secured Notes. Upon termination of the 2004 interest rate swap agreements, the Company made cash payments of $2 million, which was recorded as a deferred loss that is being amortized as an increase to interest expense over the remaining term of the Senior Secured Notes.

(2) The carrying value of the Senior Secured Notes as of September 30, 2003 of $666 million is comprised of the aggregate principal amount outstanding of $640 million increased for $10 million of unamortized premium, net of discount, and the unamortized deferred gain of $16 million related to the termination the Company's interest rate swap agreements in December 2002.

See below for a detailed discussion of actions the Company has taken in the first quarter of fiscal 2005 related to its long-term debt.

Senior Secured Notes

In March 2002, the Company issued through an underwritten public offering $440 million aggregate principal amount of Senior Secured Notes and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs. In May 2003, the Company sold an additional $200 million aggregate principal amount of Senior Secured Notes, at a price of 108% of par, resulting in net proceeds of approximately $212 million, which included approximately $2 million in accrued interest and a $16 million premium, partially offset by $6 million of issuance costs. Interest on the Senior Secured Notes is payable on April 1 and October 1 of each year.

The Company may redeem the Senior Secured Notes, in whole or from time to time in part, at the redemption prices expressed as a percentage of the principal amount plus accrued and unpaid interest to the

8. *Long-Term Debt (Continued)*

applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the following years: (i) 2006 at 105.563%; (ii) 2007 at 102.781%; and (iii) 2008 at 100.0%. The Company may redeem the Senior Secured Notes before April 1, 2006 at a redemption price of $111.125 per note.

During the second quarter of 2004, the Company redeemed, with net proceeds of sales of common stock, $224 million aggregate principal amount of its outstanding Senior Secured Notes at a price of 111.125% per note, or $249 million in the aggregate, resulting in a premium of $25 million paid upon redemption. The Company used the entire net proceeds received from the sale in February 2004 of approximately 14 million shares of the Company's common stock to redeem these notes (see Note 10 "Convertible Participating Preferred Stock and Other Equity Transactions"). The Company recognized a loss on the early redemption of $21 million, which is included in other income (expense), net. The $21 million loss consists of (i) the $25 million redemption premium, (ii) the write-off of $5 million of deferred financing costs, offset partially by the recognition of (iii) $4 million of unamortized net premium recorded at the time of the original debt issuances, and (iv) the recognition of a $5 million deferred gain related to the termination in December 2002 of the Company's interest rate swap agreements. Upon redemption of these notes, the Company paid interest of $12 million, which had accrued from October 1, 2003 through March 19, 2004.

During the third quarter of fiscal 2004, the Company repurchased in the open market $132 million aggregate principal amount of its Senior Secured Notes in a series of open market transactions. The Company used a total of $155 million in cash to repurchase these notes, and recognized a pre-tax loss of $21 million, which is included in other income (expense), net. The $21 million loss consists of (i) $23 million of open market premiums on the repurchases, (ii) the write-off of $3 million of deferred financing costs, offset partially by the recognition of (iii) $2 million of unamortized net premium recorded at the time of the original debt issuances, and (iv) the recognition of a $3 million deferred gain related to the terminations in December 2002 and June 2004 of certain of the Company's interest rate swap agreements. Upon the repurchase of these notes, the Company paid interest of $3 million, which had accrued from April 1, 2004 through the dates of the repurchases.

On November 1, 2004, the Company commenced a cash tender offer for any and all of its Senior Secured Notes and a consent solicitation to amend the related indenture as described below. The offer included an early consent date of November 15, 2004, and expired on December 1, 2004. The consideration for each $1,000 principal amount of Senior Secured Notes validly tendered by the early consent date and not validly withdrawn and accepted for payment was $1,158.95, which included a consent payment of $30 per $1,000 principal amount.

As of the early consent date, holders tendered $271 million aggregate principal amount of Senior Secured Notes, and received $314 million in cash. An additional $100,000 principal amount was tendered prior to December 1, 2004, and cash of $113,000 was paid. Upon repurchase of the notes, the Company paid interest of $4 million, which had accrued from October 1, 2004 through November 15, 2004. Following these transactions, there were $13 million aggregate principal amount of the Senior Secured Notes outstanding.

As a result of the cash tender offer, the Company recognized a pre-tax loss of $41 million, which will be included in other income (expense), net for the first quarter of fiscal 2005. This loss consists of (i) $43 million of premiums on the repurchase, (ii) the write-off of $5 million of deferred financing costs and (iii) $1 million of fees, partially offset by the recognition of (iv) $4 million of unamortized net premium recorded at the time of the original debt issuances, and (v) $4 million deferred gain related to the interest rate swaps.

As of November 15, 2004, the Company received the requisite consents with respect to the consent solicitation for the adoption of certain proposed amendments to the indenture. On November 16, 2004, the Company and the trustee for the Senior Secured Notes executed a supplemental indenture, which eliminated

8. Long-Term Debt (Continued)

substantially all of the restrictive covenants, the reporting requirements and certain events of default from the indenture. Additionally, the supplemental indenture eliminated the requirement under the indenture to provide security for the Senior Secured Notes and accordingly, the Company's obligations under the Senior Secured Notes that remain outstanding are unsecured.

LYONs Convertible Debt

In the first quarter of fiscal 2002, the Company sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of $944 million of Liquid Yield Option™ Notes due 2021 ("LYONs"). The proceeds of $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of the Company's outstanding commercial paper. The underwriting fees of $12 million were recorded as deferred financing costs and are being amortized to interest expense over a three-year period through October 31, 2004, which represents the first date holders may require the Company to purchase all or a portion of their LYONs.

The original issue discount of $484 million accretes daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. The Company does not make periodic cash payments of interest on the LYONs. Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to their maturity value. The discount will cease to accrete on the LYONs upon maturity, conversion, purchase by the Company at the option of the holder, or redemption by the Company. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

Interest expense related to the amortization of the discount on the LYONs amounted to $10 million, $14 million and $16 million for fiscal 2004, 2003 and 2002, respectively. In addition, interest expense related to the amortization of deferred financing costs on the LYONs amounted to $2 million, $4 million and $4 million in fiscal 2004, 2003 and 2002, respectively.

In December 2002, the Company, together with Warburg Pincus Equity Partners L.P. and affiliated investment funds (the "Warburg Entities"), commenced an exchange offer to purchase up to $661 million aggregate principal amount at maturity, or 70%, of the Company's outstanding LYONs (the "Exchange Offer"). Under the terms of the Exchange Offer, holders of LYONs could elect to receive, for each $1,000 aggregate principal amount at maturity of LYONs exchanged, either (i) $389.61 in cash (the "Cash Consideration") or (ii) a combination of $208.40 in cash plus 77 shares of the Company's common stock (the "Mixed Consideration").

Avaya and the Warburg Entities entered into a Backstop Agreement, as amended (the "Backstop Agreement"), which contains the terms relating to the Warburg Entities' participation in the Exchange Offer. Under the terms of the Backstop Agreement, the Company granted the Warburg Entities series C warrants described in Note 11 "Earnings (Loss) Per Share of Common Stock," and reduced the exercise price of 5,581,101 of the 6,724,665 series A warrants held by the Warburg Entities to $0.01 per share. In January 2003, following the completion of the Exchange Offer, the Warburg Entities exercised the 5,581,101 series A warrants for aggregate cash consideration of $55,811 and converted the LYONs they acquired in the Exchange Offer into shares of the Company's common stock, as described below.

In January 2003, the Exchange Offer expired and an aggregate principal amount at maturity of LYONs of $84,426,000, representing 8.9% of the outstanding LYONs, or $43 million in carrying value, was tendered. Of these LYONs, $84,416,000 aggregate principal amount at maturity were tendered for the Mixed Consideration and $10,000 aggregate principal amount at maturity were tendered for the Cash Consideration. In exchange for the LYONs accepted in the Exchange Offer, the Warburg Entities paid an aggregate amount of $18 million in cash and the Company delivered 6,500,032 shares of its common stock. The Company delivered an

8. Long-Term Debt (Continued)

additional 1,588,548 shares of its common stock to the Warburg Entities upon conversion of LYONs acquired by them in the Exchange Offer.

In the second quarter of fiscal 2003, the Company recognized in the Consolidated Statements of Operations a pre-tax charge of $36 million for the loss on long-term debt extinguishment related to the Exchange Offer, which was included in other income (expense), net. This charge reflects a $26 million loss related to the retirement of LYONs and $10 million of expenses related to (i) series C warrants issued to the Warburg Entities; (ii) common stock issued to the Warburg Entities; (iii) transaction costs; and (iv) the unamortized deferred financing costs from the original issuance of LYONs that were retired.

During fiscal 2003, the Company repurchased $310 million aggregate principal amount at maturity of LYONs, or $160 million in carrying value, in a series of open market transactions. The Company used a total of $156 million in cash to repurchase these LYONs. The Company recognized a pre-tax gain of $2 million, net of the write-off of deferred financing costs related to the LYONs repurchased.

As of September 30, 2004, the outstanding LYONs are convertible into an aggregate of 20,557,415 shares, all of which are reflected in the diluted share calculations for fiscal 2004, as more fully described in Note 11, "Earnings (Loss) Per Share of Common Stock," to the accompanying consolidated financial statements. Based on the applicable conversion rate of 37.4437 shares of the Company's common stock per LYON, if the trading price of the common stock exceeds $14.50 per share on or about December 20, 2004, the Company expects that many holders of LYONs will convert their LYONs into common stock. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

The conversion rate may be adjusted in certain circumstances as stated in the indenture. The Company and the trustee under the indenture governing the LYONs may modify or amend the LYONs or the indenture with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to make certain changes to the terms of the indenture and the LYONs, including any change that adversely affects the rights of a holder to convert a LYON. The indenture governing the LYONs includes certain covenants, including a limitation on the Company's ability to grant liens on significant domestic real estate properties or the stock of its subsidiaries holding such properties.

The Company may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require the Company to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively. Original terms of the LYONs agreement allowed the Company to, at its option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof.

On October 31, 2004, 238 LYONs were put to the Company for an aggregate redemption price of $129,000. On November 18, 2004, the Company announced that it will redeem for cash all of the outstanding LYONs on December 20, 2004. As provided pursuant to the indenture governing the LYONs, the redemption price is $545.67 per $1,000 principal amount at maturity of LYONs. The aggregate redemption price for all LYONs outstanding on November 18, 2004 was $299 million. Each LYON is convertible at any time at the option of the holder into 37.4437 shares of Avaya common stock. To the extent any holders elect to convert their LYONs into shares of the Company's common stock prior to the redemption date, the amount of cash required to satisfy the redemption will be reduced. If all currently outstanding LYONs were converted into

2004 Annual Report

8. Long-Term Debt (Continued)

shares of common stock, an additional 20,548,503 shares would be reflected in the Company's diluted share calculation starting in the first quarter of fiscal 2005.

Fair Value of Long-Term Debt

The following table summarizes the number of outstanding LYONs and senior secured notes, their aggregate carrying value, and their related fair market values as of September 30, 2004 and 2003:

	September 30,					
	2004			2003		
	Number of Notes Outstanding	Carrying Value	Fair Value	Number of Notes Outstanding	Carrying Value	Fair Value
	(Dollars in millions)					
LYONs	549,022	$297	$307	549,022	$287	$305
Senior Secured Notes	284,395	$289	$330	640,000	$650	$742

In addition to the items in the table above, long-term debt at September 30, 2004 includes $5 million of net unamortized deferred gain related to the termination of the interest rate swap agreements and $2 million other debt, primarily related to AGC. Long-term debt at September 30, 2003 included $16 million related to the termination of the previous interest rate swap agreements.

The carrying value of the debt instruments listed above reflects the aggregate principal amount outstanding adjusted for the unamortized discount and premium related to each debt security.

The fair market values of the debt instruments listed above are based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt.

Subsequent to September 30, 2004, the Company repurchased $271 million in aggregate principal amount of the Senior Secured Notes for $314 million.

Credit Facility Amendments

On April 30, 2003, the Company amended and restated its Five-Year Revolving Credit Facility Agreement (the "credit facility") with a syndicate of banks (the "Lenders," with Citibank, N.A. ("Citibank") acting as agent. Under the credit facility, the maximum amount of borrowings that may be outstanding is $250 million. As of September 30, 2004 and 2003, there were no amounts outstanding under the credit facility. The credit facility expires in September 2005.

Loans under the credit facility bear interest at or (i) the London Interbank Offered Rate ("LIBOR") plus a margin based on the public debt ratings and the utilization fee in effect or (ii) the higher of (a) Citibank's base rate or (b) the Federal Funds rate plus one-half of one percent, in either case plus a margin based on the public debt ratings and the utilization fee in effect. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined therein), interest is payable quarterly. Loans under the credit facility may be prepaid and re-borrowed at any time and are due in full in September 2005. Facility fees are calculated at per annum rates ranging from 0.00% to 0.50% based on the Company's public debt ratings, applied to the commitment amount of each Lender (whether used or unused) of the credit facility and are payable quarterly.

The credit facility contains affirmative and restrictive covenants Avaya must comply with, including: (a) maintaining a minimum amount of earnings before interest, taxes, depreciation and amortization, or

8. Long-Term Debt (Continued)

EBITDA, adjusted for exclusions for certain business restructuring charges and related expenses and non-cash charges, or adjusted EBITDA, (b) maintaining a minimum ratio of adjusted EBITDA to interest expense, (c) limitations on the incurrence of indebtedness, (d) limitations on investments and (e) restrictions on the payment of dividends. As of September 30, 2004, the Company believes that it was in compliance with all of the covenants included in the credit facility.

The Company and the Lenders have amended the credit facility in January 2004 and October 2004 at different times generally to provide additional flexibility to make acquisitions and repurchase debt facilities outstanding indebtedness. The credit facility permitted the Company to use up to $500 million in cash to prepay or repurchase long-term debt (other than the LYONs) so long as the Company holds unrestricted domestic cash and marketable securities of at least $400 million immediately before and after such prepayment or repurchase. The Company used $249 million of this amount to redeem 35% of the Senior Secured Notes in March 2004 and $155 million of this amount to repurchase additional Senior Secured Notes in the third quarter of fiscal 2004. As of September 30, 2004, the Company had the ability to use an additional $96 million in cash to repurchase long-term debt (other than LYONs). The Company and the Lenders recently amended the credit facility to provide that Avaya may use up to $360 million for all debt prepayments or repurchases after September 30, 2004. During November 2004, the Company used $314 million of this amount to repurchase Senior Secured Notes, leaving $46 million remaining after such time for prepayments or repurchases.

The credit facility provides that from and after the first date that the Company repurchases debt in accordance with the terms of the credit facility or makes an acquisition for a purchase price of $100 million or more, the Company is required to have had positive free cash flow for the four fiscal quarters most recently then ended and maintain positive free cash flow for each four quarter period thereafter. Free cash flow is defined under the credit facility as net cash provided by (used in) operating activities less capital expenditures and dividends. As a result of the redemption of the Senior Secured Notes described above, the Company was required to comply with this covenant as of September 30, 2004.

The credit facility currently provides that the Company may use up to $1 billion in cash and assumed debt for acquisitions completed after September 30, 2004, provided that the Company complies with certain financial covenants. On October 4, 2004, the Company used approximately $103 million in cash to complete the purchase of all of the issued share capital of Spectel. Additionally, on November 18, 2004, the Company used $370 million in cash and assumed debt of $347 million to complete the purchase of all of the issued share capital of Tenovis.

Amounts outstanding under the credit facility are secured by a security interest in all of the assets of the Company and certain subsidiaries as well as pledges of the equity interests in certain of the Company's subsidiaries.

9. Derivatives and Other Financial Instruments

The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Specifically, the Company uses foreign currency forward contracts to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies and, from time to time, to reduce anticipated net foreign currency cash flows resulting from normal business operations. In addition, the Company uses interest rate swap agreements to manage its proportion of fixed and floating rate debt and to reduce interest expense.

The Company engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers

9. Derivatives and Other Financial Instruments (Continued)

and purchases from foreign suppliers. The Company believes that it has achieved risk reduction and hedge effectiveness because the gains and losses on its derivative instruments substantially offset the losses and gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

Recorded Transactions

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these items are revalued into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income (expense), net. Changes in the fair value of the Company's foreign currency forward contracts used to offset these exposed items are also recognized in earnings as other income (expense), net in the period in which the exchange rates change. For the fiscal years ended September 30, 2004, 2003 and 2002, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

Forecasted Transactions

From time to time, the Company uses foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other income (expense), net in the period in which the exchange rates change. For fiscal 2004 and 2003, these gains and losses were not material to the Company's results of operations. As permitted under SFAS 133, the Company has elected not to designate its forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The notional amount of the Company's financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. They are not a measure of market or credit exposure. The notional amount as of September 30, 2004 and 2003 of the Company's foreign currency forward contracts were $558 million and $407 million, respectively. In fiscal 2004, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $282 million, British pound sterling of $171 million, Canadian dollars of $27 million, Singapore dollars of $22 million, Japanese yen of $13 million, Mexican pesos of $12 million, Hungarian forints of $10 million and other foreign currencies of $21 million. In fiscal 2003, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $229 million, British pound sterling of $127 million, Mexican pesos of $12 million, Canadian dollars of $10 million, Japanese Yen of $8 million, Singapore dollars of $7 million and other foreign currencies of $14 million.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

As of September 30, 2004 and September 30, 2003, the estimated fair values of the Company's foreign currency forward contracts are included in the Balance Sheet as other assets of $8 million and $13 million, respectively. The estimated fair values of these forward contracts were based on market quotes obtained through independent pricing sources.

9. Derivatives and Other Financial Instruments (Continued)

Interest Rate Swap Agreements

During the first and second quarters of 2004, the Company entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009. These interest rate swap agreements were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed- and floating-rate debt; and (iii) reduce interest payments and expense in the near term. These agreements qualified and were designated as fair value hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under these agreements, the Company received a fixed interest rate of 11⅛% and paid a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread of 6.55%, 6.8575%, 6.94%, 6.8% and 6.98%. The interest rate swaps effectively converted $250 million of the Senior Secured Notes from fixed rate debt into floating rate debt. Since the relevant terms of the interest rate swap agreements matched the corresponding terms of the Senior Secured Notes, there was no hedge ineffectiveness. Accordingly, gains and losses on the interest rate swap agreements fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which were marked to market at each reporting date, both of which were recorded in other income (expense), net.

During the third and fourth quarters of fiscal 2004, the Company terminated all five of its interest rate swap agreements. The terminations resulted in a reduction to other liabilities for the removal of the fair market value of the interest rate swap and cash payments of $2 million representing the loss on termination, which is being recognized as an increase to interest expense over the remaining term to maturity of the Senior Secured Notes. The unamortized balance of the loss is included as a reduction to long-term debt. The Company terminated these interest rate swap agreements as it anticipated further repurchases of the Senior Secured Notes.

Non-Derivative and Off-Balance-Sheet Instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. See Note 17 "Commitments and Contingencies" for the disclosure of these items.

10. Convertible Participating Preferred Stock and Other Equity Transactions

Warburg Transactions

Convertible Participating Preferred Stock

In October 2000, the Company sold to the Warburg Entities four million shares of the Company's Series B convertible participating preferred stock and series A and series B warrants to purchase the Company's common stock for an aggregate purchase price of $400 million.

In March 2002, the Company completed a series of transactions pursuant to which the Warburg Entities acquired 53 million shares of Avaya common stock by (i) converting all four million shares of the Series B preferred stock into 38,329,365 shares of the Company's common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) exercising 286,682 warrants at an exercise price of $34.73 per share resulting in gross proceeds of $10 million, and (iii) purchasing 14,383,953 shares of the Company's common stock for $6.26 per share, which was the reported closing price of Avaya's common stock on the New York Stock Exchange on March 8, 2002, resulting in gross proceeds of $90 million. In connection with these transactions, the Company incurred

2004 Annual Report

10. Convertible Participating Preferred Stock and Other Equity Transactions (Continued)

approximately $4 million of transaction costs, which were recorded as a reduction to additional paid-in capital. Following these transactions, there were no shares of Series B preferred stock outstanding.

The conversion of the Series B preferred stock and the exercise of the warrants resulted in a charge to accumulated deficit of approximately $125 million, which primarily represented the impact of reducing the preferred stock conversion price from $26.71 per share to $11.31 per share. The Company also recorded as a reduction to accumulated deficit a total of $12 million and $27 million of accretion for the period from October 1, 2001 through the date of conversion and for fiscal 2001, respectively.

Warrants to Purchase Common Stock

In consideration of their agreement to participate in the LYONs Exchange Offer, in December 2002, the Company granted the Warburg Entities series C warrants that have a four-year term and are exercisable for an aggregate of 7,355,824 shares of Avaya common stock at an exercise price of $3.50 per share. The fair value of these warrants was estimated to be $5 million and was included in additional paid-in capital. During the second quarter of fiscal 2003, upon completion of the Exchange Offer, the Company recognized the cost of these warrants as a commitment fee and recorded the amount in loss on long-term debt extinguishment, net, which is a component of other income (expense), net.

As of September 30, 2004, the Warburg Entities hold warrants to purchase the following additional shares of the Company's common stock:

Warrants	Number of Shares	Exercise Price	Expiration Date
Series A	1,143,564	$34.73	October 2, 2004*
Series B	5,379,732	$34.73	October 2, 2005
Series C	7,355,824	$ 3.50	December 23, 2006
	13,879,120		

* Expired unexercised

Other Equity Transactions

In September 2004, the Company paid $24 million of its common stock to fund its portion of the Lucent securities litigation settlement (see Note 17 "Commitments and Contingencies"). The payment was funded with a combination of 221,882 shares of treasury stock and 1,600,303 shares of newly issued common stock.

During the third quarter of fiscal 2004, the Company made a voluntary contribution of $111 million of its common stock to fund its U.S. pension plan (see Note 13 "Benefit Obligations"). The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock. As of the date of the contribution, the treasury stock had a carrying value of $27 million. The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital.

In February 2004, the Company sold 14,039,481 shares of its common stock for $17.85 per share in a public offering. The Company received proceeds of $249 million, net of $2 million of underwriting discounts and commissions, which have been recorded as a reduction to additional paid-in capital. The Company used the entire net proceeds to redeem a portion of its outstanding Senior Secured Notes (see Note 8 "Long-Term Debt").

10. Convertible Participating Preferred Stock and Other Equity Transactions (Continued)

In September 2003, the Company sold 34,500,000 shares of common stock for $10.20 per share in a public offering. The Company received proceeds of $349 million, which was net of $3 million of underwriting discounts and commissions reflected as a reduction to additional paid-in capital.

In March 2002, the Company sold 19,550,000 shares of common stock for $5.90 per share in a public offering. The Company received proceeds of $112 million, which was net of $3 million of underwriting fees reflected as a reduction to additional paid-in capital.

11. *Earnings (Loss) Per Share of Common Stock*

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by adjusting net income (loss) available to common stockholders and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, restricted stock units, warrants, and convertible debt.

2004 Annual Report

11. Earnings (Loss) Per Share of Common Stock (Continued)

	Year Ended September 30,		
	2004	2003	2002
	(Dollars in millions, except per share amounts)		
Earnings (Loss) Per Common Share—Basic:			
Income (loss) from continuing operations available to common stockholders	$ 291	$ (128)	$ (814)
Income from discontinued operations	5	40	11
Net income (loss) available to common stockholders	$ 296	$ (88)	$ (803)
Weighted average shares—basic	439	378	330
Earnings (loss) per share from continuing operations	$0.66	$(0.34)	$(2.47)
Earnings per share from discontinued operations	0.01	0.11	0.03
Earnings (loss) per share—basic	$0.67	$(0.23)	$(2.44)
Earnings (Loss) Per Common Share—Diluted:			
Income (loss) from continuing operations	$ 291	$ (128)	$ (814)
After-tax savings on the assumed conversion of LYONs	10	—	—
Income (loss) from continuing operations available to common stockholders	301	(128)	(814)
Income from discontinued operations	5	40	11
Net income (loss) available to common stockholders	$ 306	$ (88)	$ (803)
Weighted average shares—basic	439	378	330
Potential dilutive securities:			
Assumed exercise of stock options	8	—	—
Assumed vesting of restricted stock units	2	—	—
Assumed exercise of warrants	6	—	—
Assumed conversion of LYONs	21	—	—
Weighted average shares—diluted	476	378	330
Earnings (loss) per share from continuing operations	$0.63	$(0.34)	$(0.34)
Earnings per share from discontinued operations	0.01	0.11	0.11
Earnings (loss) per share—diluted	$0.64	$(0.23)	$(0.23)
Securities excluded from the computation of diluted earnings (loss) per common share			
Options(1)	25	43	45
Restricted stock units(1)	—	4	—
Series B preferred stock(2)	—	—	38
Warrants(1)	6	10	12
Common shares issuable upon conversion of LYONs			
Settled in common shares(3)	—	136	93
Settled in cash(4)	—	20	—
Total	31	213	188

(1) These securities have been excluded from the diluted earnings (loss) per common share calculation either because the respective exercise prices are greater than the average market value of the underlying stock or their inclusion would have been antidilutive.

11. Earnings (Loss) Per Share of Common Stock (Continued)

(2) As a result of the conversion of the Series B convertible participating preferred stock during fiscal 2002, the conversion price was decreased from $26.71 per share to $11.31 per share. When applying the "if-converted" method in fiscal 2002, the shares are assumed to have been converted from October 1, 2001 through the date of conversion.

(3) For the year ended September 30, 2003, the securities listed represent the average number of shares issuable by the Company if it were required to purchase LYONs outstanding as of September 30, 2003 on the initial October 31, 2004 put date and if the Company elected to satisfy the put obligation in shares of common stock. Such securities were excluded from the diluted loss per common share calculation as their inclusion would have been antidilutive.

(4) These securities have been excluded from the diluted earnings (loss) per common share calculation due to the assumption that this portion of the debt would have been settled in cash.

12. Income Taxes

A reconciliation of the Company's income tax (benefit) provision on continuing operations at the federal statutory rate to the income tax (benefit) provision at the effective tax rate is as follows:

	Year ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
Income tax provision (benefit) computed at the federal statutory rate of 35%	$ 85	$(15)	$(141)
State and local income taxes, net of federal income tax effect	9	2	(12)
Tax differentials on foreign earnings	(1)	23	62
Purchased in process research and development and other acquisition related costs	—	—	(7)
Non-deductible restructuring costs	22	17	11
LYONs redemption	—	6	—
Audit settlements	(102)	(45)	(7)
Sale of investments	—	(5)	—
Non-deductible meals and entertainment and employee benefit costs	1	2	1
Other differences—net	2	1	2
Valuation allowance	(65)	98	364
(Benefit) provision for income taxes	$ (49)	$ 84	$ 273

In the second quarter of fiscal 2004, the Company recognized an $89 million tax benefit comprised of a $102 million tax benefit resulting from the resolution of federal income tax audit matters for the years 1990 through 1998 offset by $13 million due to certain state tax matters and other adjustments that arose prior to the Company's separation from Lucent. The $89 million benefit consisted of a $37 million net cash refund and the reversal of certain tax liabilities. The Company received the $37 million net cash refund from Lucent in accordance with the terms of a Tax Sharing Agreement that the Company and Lucent entered into in connection with the Distribution. The Tax Sharing Agreement governs Lucent's and the Company's respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes or benefits that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes or benefits will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. The Company may be subject to additional taxes or benefits pursuant to the Tax Sharing Agreement related to future settlements of audits by taxing authorities for the periods prior to the Company's separation from Lucent.

2004 Annual Report

12. Income Taxes (Continued)

The Company's post-spin tax years may be subject to audit by U.S. federal tax authorities. Any adjustments relating to the current audit of the pre-spin tax years 1999 and 2000 will be shared by Lucent and the Company pursuant to the Tax Sharing Agreement.

The following table presents the U.S. and foreign components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes on continuing operations:

	Year ended September 30,		
	2004	2003	2002
	(Dollars in millions)		
INCOME (LOSS) BEFORE INCOME TAXES:			
U.S.	$170	$ (7)	$(312)
Foreign	72	(37)	(92)
Income (loss) before income taxes	$242	$(44)	$(404)
(BENEFIT) PROVISION FOR INCOME TAXES:			
CURRENT			
Federal	$ (95)	$ —	$ —
State and local	8	3	—
Foreign	25	13	16
Subtotal	$ (62)	$ 16	$ 16
DEFERRED			
Federal	$ 12	$ 49	$ 210
State and local	1	22	48
Foreign	—	(3)	(1)
Subtotal	$ 13	$ 68	$ 257
(Benefit) provision for income taxes	$ (49)	$ 84	$ 273

The components of deferred tax assets and liabilities on continuing operations as of September 30, 2004 and 2003 are as follows:

	September 30,	
	2004	2003
	(Dollars in millions)	
DEFERRED INCOME TAX ASSETS:		
Benefit obligations	$ 601	$ 506
Accrued liabilities	223	346
Net operating loss/credit carryforwards	464	436
Other	30	59
Gross deferred tax assets	$1,318	$1,347
DEFERRED INCOME TAX LIABILITIES:		
Property, plant and equipment	$ (7)	$ (41)
Other	(38)	(53)
Gross deferred tax liabilities	$ (45)	$ (94)
Valuation allowance	$ (846)	$ (814)
NET DEFERRED TAX ASSET	$ 427	$ 439

12. Income Taxes (Continued)

As of September 30, 2004, the Company had primarily federal and state tax credit carryforwards of $37 million and federal, state and local and foreign net operating loss carryforwards (after-tax) of $427 million. The various tax credit carryforwards of $29 million and $8 million expire within five years, and in excess of ten years, respectively. Federal and state net operating loss carryforwards expire through the year 2024, the majority of which expire in excess of sixteen years. The majority of foreign net operating loss carryforwards have no expiration.

During fiscal 2004 the Company recorded an increase of $32 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance is comprised of a $65 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions," ("SFAS 87"), a $7 million reduction in goodwill related to the acquisition of Expanets which represents future deductible expenses and a $25 million adjustment related to the exercise of stock options which served to decrease taxable income for the year. The increase in the valuation allowance was offset by a $65 million benefit included in the tax provision as a result of having positive book taxable income for the year including certain other tax adjustments.

During fiscal 2003, the Company recorded an increase of $202 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance was comprised of an $83 million provision for income taxes to reflect the difference between the actual and expected tax gain associated with the LYONs Exchange Offer, a $93 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions," ("SFAS 87"), and a $3 million adjustment related to the exercise of stock options which served to decrease taxable income for the year. In addition, the valuation allowance balance increased by $32 million as a result of the reversal of certain deferred tax liabilities related to pre-spin federal income tax audits. The increase in the valuation allowance was partially offset by a $9 million benefit included in the tax provision as a result of having positive book taxable income for the year including certain other tax adjustments.

The valuation allowances recorded in fiscal 2004 and 2003 were calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires both positive and negative evidence to be considered in determining whether the realization of deferred tax assets is more likely than not. SFAS 109 places more emphasis on historical information such as the Company's cumulative operating results and its current year taxable income than it places on estimates of future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers its historical operating results, the scheduled reversal of deferred tax liabilities, projected future taxable income, and certain distinct tax planning strategies in making this assessment. The amount of net deferred tax assets determined to be realizable was measured by calculating the tax effect of the tax planning strategies, which include potential sale of assets and liabilities. As of September 30, 2004, the Company determined that it is more likely than not that $427 million of such assets will be realized, and the remainder is not more likely than not to be realized based on the assessment described above. Accordingly, a valuation allowance of $846 million has been recorded against the deferred tax assets. Based on the fiscal 2003 assessment, the Company had determined that it was more likely than not that $439 million of such assets were to be realized, therefore resulting in a valuation allowance of $814 million. If the analysis of the historical and prospective factors required by FAS 109 is sufficient to support an assessment that realization of the deferred tax assets is more likely than not, or if changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

12. Income Taxes (Continued)

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $748 million and $675 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2004 and 2003, respectively, since the Company intends to reinvest these earnings indefinitely.

13. Benefit Obligations

Pension and Postretirement Benefits

The Company sponsors non-contributory defined benefit pension plans covering the majority of its U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

U.S. Plans

The Company's general funding policy with respect to qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations. In fiscal 2004 and 2003, contributions to pension plans totaled $118 million and $155 million, respectively. The contributions in fiscal 2004 consisted of payments totaling $7 million for certain pension benefits that are not pre-funded and a voluntary contribution of $111 million, in the form of shares of common stock of the Company, to fund the pension obligation for salaried employees. In fiscal 2004, the Company was not required to make a contribution to satisfy the minimum statutory funding requirements. The contributions in fiscal 2003 consisted of payments totaling $8 million for certain pension benefits that are not pre-funded, $42 million to satisfy minimum statutory funding requirements, and a voluntary contribution of $105 million to fund the pension obligation for salaried employees. In fiscal 2005, the Company estimates it will make payments totaling $7 million for certain pension benefits that are not pre-funded. The Company will not be required to make a contribution in fiscal 2005 to satisfy minimum statutory funding requirements.

Certain post-retirement health benefits the Company provides for management retirees are not pre-funded. Consequently, the Company makes payments as these retiree medical benefits are disbursed. In fiscal 2004 and 2003, these payments totaled $20 million and $21 million, respectively, net of reimbursements received from employee contributions. In fiscal 2005, the Company estimates it will make payments totaling $20 million for these retiree medical benefits.

On September 30, 2004, the Company's annual measurement date, the accumulated benefit obligation related to the Company's pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). This difference reflects an increase in the accumulated benefit obligation that resulted from a decrease (from 6.0% to 5.75%) in the interest rate used to discount the projected benefit obligation to its present settlement amount. The unfunded accumulated benefit obligation exceeded the Company's accrued pension liability by $958 million, an increase of $180 million from September 30, 2003. As a result, in accordance with SFAS 87, the Company recorded an adjustment to increase the additional minimum pension liability from $778 million at September 30, 2003 to $958 million at September 30, 2004. This resulted in a $189 million increase to accumulated other comprehensive loss and a $9 million decrease to intangible assets as of September 30, 2004. In addition there was a $24 million decrease to accumulated other comprehensive loss associated with the sale of Connectivity.

In conjunction with the recognition of the additional minimum pension liability, the Company also recorded in fiscal 2004 a deferred tax asset of $79 million for which a full valuation allowance was established. This increased the deferred tax asset related to the minimum pension liability from $281 million at September 30,

13. Benefit Obligations (Continued)

2003, to $360 million at September 30, 2004. Accordingly, both the deferred tax asset and related valuation allowance were recorded through accumulated other comprehensive loss.

A reconciliation of the changes in the benefit obligations and fair value of assets of the defined benefit pension and postretirement plans, the funded status of the plans, and the amounts recognized in the Consolidated Balance Sheet is provided in the table below:

	Pension Benefits		Postretirement Benefits	
	September 30,		September 30,	
	2004	2003	2004	2003
	(Dollars in millions)			
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation as of October 1	$2,926	$2,614	$ 686	$ 543
Sale of Connectivity Solutions	31	—	14	—
Service cost	16	48	4	5
Interest cost	170	165	41	36
Amendments	—	(60)	—	86
Actuarial loss	125	347	23	56
Special termination benefits	—	5	—	—
Benefits paid	(245)	(193)	(45)	(40)
Benefit obligation as of September 30	$3,023	$2,926	$ 723	$ 686
CHANGE IN PLAN ASSETS				
Fair value of plan assets as of October 1	$2,126	$1,826	$ 145	$ 134
Sale of Connectivity Solutions	25	—	3	—
Actual return (loss) on plan assets	145	338	20	30
Employer contributions	118	155	20	21
Benefits paid	(245)	(193)	(45)	(40)
Fair value of plan assets as of September 30	$2,169	$2,126	$ 143	$ 145
UNFUNDED STATUS OF THE PLAN	$ (854)	$ (800)	$(580)	$(541)
Unrecognized prior service cost	22	29	68	78
Unrecognized net loss	940	753	165	148
Net amount recognized	$ 108	$ (18)	$(347)	$(315)
AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:				
Accrued benefit liability	$ (850)	$ (796)	$(347)	$(315)
Intangible asset	43	52	—	—
Accumulated other comprehensive loss	915	726	—	—
Net amount recognized	$ 108	$ (18)	$(347)	$(315)

In fiscal 2004, the adjustments associated with the sale of Connectivity reflected in the above table, are the result of a retirement window program offered to retirement eligible represented employees of Connectivity Solutions prior to consummating the transfer of these employees to CommScope. This had the effect of reducing the number of employees who transferred to CommScope, and increasing the number of retirees of Avaya. The impact was a reduction in the September 30, 2003 estimate of the benefit obligations and plan assets to be transferred to CommScope.

2004 Annual Report

13. Benefit Obligations (Continued)

In fiscal 2003, the pension benefit obligation decreased by $60 million as a result of amendments to the management pension plan for the curtailment of benefit accruals, amendments for the new collective bargaining agreements, and amendments for the lump sum distribution for retirees. The projected postretirement benefit obligation increased by $86 million as a result of the amendment to the Company's postretirement plan for the collective bargaining agreements.

The accumulated benefit obligation for all U.S. defined benefit pension plans was $3,019 million and $2,922 million at September 30, 2004 and 2003, respectively. The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets:

	September 30,	
	2004	2003
	(Dollars in millions)	
Projected Benefit Obligation	$3,023	$2,926
Accumulated Benefit Obligation	3,019	2,922
Fair Value of Plan Assets	2,169	2,126

Estimated future benefits expected to be paid in each of the next five fiscal years, and in aggregate for the five fiscal years thereafter, is presented below:

	Pension Benefits	Other Benefits
	(Dollars in millions)	
2005	$ 178	$ 50
2006	183	53
2007	188	52
2008	192	52
2009	196	52
2010–2014	1,017	256

The components of net periodic benefit (credit) cost for the fiscal years ended September 30, 2004, 2003 and 2002 are provided in the table below:

	Pension Benefits			Postretirement Benefits		
	Year ended September 30,			Year ended September 30,		
	2004	2003	2002	2004	2003	2002
	(Dollars in millions)					
COMPONENTS OF NET PERIODIC BENEFIT (CREDIT) COST						
Service cost	$ 16	$ 48	$ 50	$ 4	$ 5	$ 5
Interest cost	170	165	163	41	36	34
Expected return on plan assets	(217)	(201)	(204)	(15)	(16)	(17)
Amortization of unrecognized prior service cost	7	3	2	10	2	—
Recognized net actuarial loss (gain)	15	—	(1)	5	2	(1)
Amortization of transition asset	—	(1)	(7)	—	—	—
Curtailment (gain) loss	—	(31)	(1)	—	(15)	—
Special termination benefits	—	5	1	—	—	—
Net periodic benefit (credit) cost	$ (9)	$ (12)	$ 3	$ 45	$ 14	$ 21

13. Benefit Obligations (Continued)

In fiscal 2003, the net pension credit of $12 million included a $31 million curtailment gain from freezing management pension benefit accruals, and a $5 million charge for special termination benefits offered to represented employees as a result of the new collective bargaining agreements. Also, the net postretirement benefit expense of $14 million included a $15 million curtailment gain from freezing management retiree health care benefit accruals.

In fiscal 2002, the net pension cost of $3 million included a $1 million curtailment gain, and a special termination benefit charge of $1 million related to business restructuring efforts.

The weighted average assumptions used to determine the benefit obligations and net periodic benefit cost for the pension and postretirement plans are provided in the table below:

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions used to determine benefit obligations at September 30						
Discount rate	5.75%	6.00%	6.50%	5.75%	6.00%	6.50%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30						
Discount rate	6.00%	6.50%	7.00%	6.00%	6.50%	7.00%
Expected return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

The assumptions in the above table were reassessed as of September 30, 2004. The discount rate used to determine the benefit obligation was reduced from 6.0% to 5.75% based on current yields on high quality corporate fixed-income investments with maturities corresponding to the expected duration of the benefit obligations. The Company also conducted an expected long-term rate of return study on the pension and postretirement plan assets. This study consisted of forecasting the forward-looking return, risk and correlation for all asset classes. The forecasted inflation rate, productivity growth rate, dividend payout ratio, and risk premium are examples of the inputs used to develop the forward-looking return assumptions, which are reviewed periodically. Based on these periodic reviews, the Company may adjust the expected rates of return to be applied in future periods.

The assumed health care cost trend rates for postretirement benefit plans were as follows:

	September 30,	
	2004	2003
Health care cost trend rate assumed for next year	10.3%	10.3%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2009

Postretirement healthcare trend rates have a modest effect on the amounts reported for the postretirement health care plan. A one-percentage-point increase in the Company's healthcare cost trend rates would have increased the postretirement benefit obligation by $1 million. Conversely, a one-percentage-point decrease would have decreased the postretirement benefit obligation by $1 million. A one-percentage-point change in the Company's healthcare cost trend rates would have had a minimal effect on the total of the service and interest cost components of net periodic benefit costs.

2004 Annual Report

13. Benefit Obligations (Continued)

The weighted-average asset allocation of the pension and postretirement plans by asset category and target allocation is as follows:

	Pension Benefits			Postretirement Benefits		
	September 30,			September 30,		
Asset Category	2004	2003	Long-term Target	2004	2003	Long-term Target
Equity Securities(1)	63%	66%	55%	68%	71%	70%
Debt Securities	29%	28%	30%	32%	29%	30%
Other(2)	8%	6%	15%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%

(1) At September 30, 2004, equity securities in the pension plan included $77 million of Avaya common stock.

(2) Other includes cash/cash equivalents, hedge funds and limited partnerships of various types.

The Company's asset investment strategy focuses on maintaining a diversified portfolio designed to optimize returns subject to a prudent level of risk. The Company completes an asset-liability study every two to three years (or more frequently, if necessary) for the pension plans, and on an as necessary basis for the postretirement plans, to determine the optimal asset mix to meet future benefit obligations. The most recent pension asset-liability study was completed in fiscal 2004.

The Company uses derivative financial instruments including futures, options and swaps in support of its investment strategy, principally to limit or minimize exposure to certain risks, and to increase investment returns. The use of derivative financial instruments for speculative purposes is prohibited by the Company's investment policy.

Non-U.S. Plans

The non-U.S. retirement plans that are accounted for as defined benefit pension plans were not material to total operations. The projected benefit obligation for these plans totaled $30 million and $31 million at September 30, 2004 and 2003, respectively. The fair value of plan assets was $18 million and $20 million at September 30, 2004 and 2003, respectively. The accrued benefit cost recognized in the consolidated balance sheet was $7 million and $6 million at September 30, 2004 and 2003, respectively.

The projected benefit obligation was determined using a weighted-average discount rate of 5.22% and 5.31% at September 30, 2004 and 2003, respectively, and a weighted-average rate of compensation increase of 3.40% and 3.29% at September 30, 2004 and 2003, respectively.

Estimated future benefits expected to be paid total $2 million in fiscal 2005, less than $1 million for each fiscal year 2006 through 2009, and $5 million for fiscal years 2010 through 2014 combined.

In fiscal 2005, the Company estimates employer contributions to these plans will total $3 million.

13. Benefit Obligations (Continued)

Discontinued Operations

The tables below detail the pension and postretirement benefit balances included in discontinued operations on the Consolidated Balance Sheets as of September 2003 and the weighted average assumptions used as of September 30, 2004 and 2003:

	September 30, 2003
	(Dollars in millions)
ASSETS	
Intangible assets	$ 11
Total other assets of discontinued operations	$ 11
LIABILITIES	
Benefit obligation	$ 38
Accumulated other comprehensive loss	(24)
Total other liabilities of discontinued operations	$ 14

	September 30,	
	2004	2003
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED AVERAGE ASSUMPTIONS		
Discount rate	5.75%	6.00%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%

Savings Plans

The majority of the Company's employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company's expense related to these savings plans was $40 million, $31 million and $24 million in fiscal 2004, 2003 and 2002, respectively.

Effective January 1, 2004, the Company enhanced its savings plans for management employees that increased the value of the Company's contribution towards the plans.

14. Stock Compensation Plans

The Company has a stock compensation plan, which provides for the issuance to eligible employees of nonqualified stock options and restricted stock units representing Avaya common stock. In addition, the Company has a stock purchase plan under which eligible employees have the ability to purchase shares of Avaya common stock at 85% of market value.

Stock Options

Stock options are generally granted with an exercise price equal to or above the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. As of September 30, 2004, there were 28 million stock options authorized for grant to purchase Avaya common stock under the Company's stock compensation plan. At the 2004 Annual Meeting of Shareholders, the Avaya Inc. 2004 Long Term Incentive Plan (the "Plan") was approved. The Plan became the successor plan to, and no further grants will be made from, the Company's four previous existing plans:

2004 Annual Report

14. Stock Compensation Plans (Continued)

the 2000 Long Term Incentive Plan, the 2000 Stock Compensation Plan for Non-employee Directors, the Broad Based Stock Option Plan, and the Long Term Incentive Plan for Management Employees (the "Existing Plans"). The consolidation of the Existing Plans into the Plan resulted in an aggregate reduction in the number of shares eligible for awards under the existing plans.

In connection with certain of the Company's acquisitions, outstanding stock options held by employees of acquired companies became exercisable for Avaya's common stock, according to their terms, effective at the acquisition date. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

The following table summarizes information concerning options outstanding including the related transactions for the fiscal years ended September 30, 2004, 2003 and 2002:

	Shares (000's)(1)	Weighted Average Exercise Price
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2001	48,323	$19.83
Granted	10,391	6.53
Exercised	(153)	3.84
Forfeited and Expired (2)	(13,733)	24.23
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2002	44,828	15.46
Granted	14,076	3.26
Exercised	(1,087)	5.24
Forfeited and Expired	(6,115)	14.67
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2003	51,702	12.44
Granted	10,230	13.72
Exercised	(9,206)	8.43
Forfeited and Expired	(4,186)	13.89
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2004	48,540	$13.35

(1) Amounts include stock options outstanding related to Connectivity Solutions employees of 2 million and 2 million as of September 30, 2003 and 2002, respectively.

(2) Primarily represents normal option expiration and forfeitures attributed to employee departures resulting from the Company's business restructuring initiatives.

The weighted average fair value of the Company's stock options granted during the fiscal years ended September 30, 2004, 2003 and 2002, calculated using the Black-Scholes option-pricing model, was $6.80, $1.80 and $3.14 per share, respectively.

14. Stock Compensation Plans (Continued)

The following table summarizes the status of the Company's stock options as of September 30, 2004:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares (000's)	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
$0.01 to $6.925	13,340	4.98	$ 4.10	6,642	$ 4.56
$6.93 to $13.91	10,434	5.95	12.61	2,189	11.36
$13.92 to $15.19	15,202	5.95	14.80	14,415	14.82
$15.20 to $21.09	3,084	5.99	18.23	1,557	20.27
$21.10 to $51.21	6,480	4.20	27.85	6,478	27.85
Total	48,540		$13.35	31,281	$15.37

At September 30, 2003, there were 26.7 million exercisable outstanding stock options with a weighted average exercise price of $16.62. At September 30, 2002, there were 18.1 million exercisable outstanding stock options with a weighted average exercise price of $19.94.

The Company also has awarded stock option grants to Non-employee Directors. Stock options were granted to Non-employee Directors in order to attract and retain qualified individuals to serve as members of the Board of Directors. The options granted were priced at the fair market value on the date of grant. These options generally became exercisable six months from the date of grant and expire after ten years. No options have been granted to Non-employee Directors since December 2002. As of September 30, 2004, there were approximately 774 thousand stock options outstanding, with a weighted average exercise price of $10.48, issued to Non-employee Directors.

Restricted Stock Units

The Company's stock compensation plan permits the granting of restricted stock units to eligible employees and Non-employee Directors at fair market value at the date of grant and typically become fully vested over a three-year period. Restricted stock units are payable in shares of the Company's common stock upon vesting. The Company records compensation expense for the amortization of restricted stock units issued to employees, utilizing the intrinsic-value method, which would result in the same amount of compensation expense that would be recognized as if the Company had applied the fair value recognition provisions of SFAS 123. Compensation expense recorded under APB 25 related to restricted stock units was $15 million, $31 million and $24 million for the fiscal years ended September 30, 2004, 2003, and 2002, respectively, of which $1 million was recorded as business restructuring charges in fiscal 2002.

The following table presents the total number of shares of common stock represented by restricted stock units granted to Company employees:

	Year ended September 30,		
	2004	2003	2002
Restricted stock units granted (in thousands)	582	6,247	526
Weighted average market value of shares granted during the period	$13.91	$ 3.29	$7.11

2004 Annual Report

14. Stock Compensation Plans (Continued)

As of September 30, 2004, there were approximately 2.2 million restricted stock units not vested that are outstanding.

In connection with the amounts recorded as a business restructuring charge for the vesting of restricted stock units, the Company issued 93,000 common shares to employees who departed the business in fiscal 2002.

Employee Stock Purchase Plan

Under the terms of the Company's employee stock purchase plan, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The Avaya Inc. Employee Stock Purchase Plan ("2000 ESPP") was terminated on March 1, 2003 and replaced with the Avaya Inc. 2003 Employee Stock Purchase Plan ("2003 ESPP") which has terms virtually identical to the 2000 ESPP. The 2003 ESPP was approved by the Company's stockholders in February 2003, became effective January 1, 2003, and expires on March 1, 2006. All purchases of the Company's common stock made after December 31, 2002 were made under the 2003 ESPP.

Under the 2003 and 2000 ESPPs, the per share purchase price is 85% of the average high and low per share trading price of Avaya's common stock on the New York Stock Exchange ("NYSE") on the last trading day of each month. During the fiscal years ended September 30, 2004, 2003 and 2002, 1.1 million, 3.9 million and 3.8 million shares were purchased under the 2003 and 2000 ESPPs at a weighted average price of $12.03, $2.48 and $4.85, respectively.

15. Operating Segments

The Company reports its operations in three segments—ECG, SMBS, and Services. The ECG segment develops, markets and sells communications products and applications primarily to large enterprises and includes IP telephony systems, traditional voice communications systems, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications, and appliances, such as telephone sets. The SMBS segment develops, markets and sells communications products and applications, including IP telephony systems, traditional voice communications systems, unified communication and contact center applications, and appliances, such as telephone sets, for small and medium-sized businesses. The Services segment develops, markets and sells a comprehensive portfolio of global services that enable customers to plan, design, build and manage their communications networks.

The segments are managed as three individual businesses and, as a result, include certain allocated costs and expenses of shared services, such as information technology, human resources, legal and finance. Costs remaining in the other unallocated category represent expenses that are not identified with the operating segments and include costs incurred to maintain vacant real estate facilities and the under or over estimated portions of expenses not charged to the segments, as these expenses are allocated on a fixed basis. Intersegment sales approximate fair market value and are not significant. In October 2004, the Company announced its intention to realign its operating segments to better reflect the way it intends to manage its business after the acquisition of Tenovis is complete. Beginning in the first quarter of fiscal 2005, the Company will manage its business based on two operating segments—Products and Applications, and Services.

The Company has outsourced all of its manufacturing operations related to ECG and SMBS segments to a number of contract manufacturers. All manufacturing of the Company's products is performed in accordance with detailed specifications and product design furnished by the Company and is subject to quality control standards.

15. Operating Segments (Continued)

Reportable Segments

Summarized financial information relating to the Company's reportable segments is shown in the following table:

	Reportable Segments			Corporate		
	Enterprise Communications Group	Small and Medium Business Solutions	Avaya Global Services	Business Restructuring (Charges) Reversals and Related (Expenses), Net	Other Unallocated Amounts	Total Consolidated
	(Dollars in millions)					
2004						
Revenue	$1,780	$264	$2,021	$ —	$ 4	$4,069
Operating income	51	20	249	1	2	323
Capital expenditures (1)	6	1	6	—	68	81
Depreciation and amortization (1)	84	5	52	—	6	147
Assets:						
Inventory	80	17	142	—	—	239
Goodwill	152	35	70	—	—	257
Corporate assets (2)	—	—	—	—	3,663	3,663
Total assets	$ 232	$ 52	$ 212	$ —	$3,663	$4,159
2003						
Revenue	$1,644	$236	$1,916	$ —	$ —	$3,796
Operating income (loss)	(121)	1	163	5	15	63
Capital expenditures (1)	5	—	4	—	48	57
Depreciation and amortization (1)	96	6	64	—	5	171
Assets:						
Inventory	120	26	118	—	—	264
Goodwill	118	28	—	—	—	146
Corporate assets (2)	—	—	—	—	3,245	3,245
Total assets (3)	$ 238	$ 54	$ 118	$ —	$3,245	$3,655
2002						
Revenue	$1,962	$243	$2,179	$ —	$ 3	$4,387
Operating income (loss) (4)	(259)	(22)	244	(209)	(108)	(354)
Capital expenditures (1)	6	—	5	—	93	104
Depreciation and amortization (1)	112	11	67	—	6	196
Assets:						
Inventory	201	28	110	—	—	339
Goodwill	118	26	—	—	—	144
Corporate assets (2)	—	—	—	—	3,029	3,029
Total assets (3)	$ 319	$ 54	$ 110	$ —	$3,029	$3,512

2004 Annual Report

15. Operating Segments (Continued)

(1) Management does not allocate to the segments certain capital expenditures that are not directly managed by or identified with the reportable segments and, as such, has reported these amounts in the other unallocated category. However, the associated depreciation and amortization expense has been allocated to each segment since these amounts are included in each segment's results for purposes of evaluating performance.

(2) Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and property, plant and equipment. Corporate assets are included in the other unallocated category since they are managed at a corporate level and are not identified with the segments.

(3) Total assets exclude $402 million and $385 million as of fiscal 2003 and 2002, respectively, for other current assets of discontinued operations and other assets of discontinued operations.

(4) Included in other unallocated amounts is a $71 million goodwill and intangibles impairment charge recorded in fiscal 2002 comprised of $47 million attributed to SMBS and $24 million related to ECG. These amounts have not been allocated to the segments because the charges were recorded at a corporate level and management views segment results independent of these charges.

Geographic Information

Financial information relating to the Company's revenue by geographic area was as follows:

	External Revenue(1)			Long-Lived Assets(2)	
	Year ended September 30,			September 30,	
	2004	2003	2002	2004	2003
			(Dollars in millions)		
U.S.	$3,083	$2,905	$3,310	$461	$550
Non-U.S.	986	891	1,077	48	54
Total	$4,069	$3,796	$4,387	$509	$604

(1) Revenue is attributed to geographic areas based on the location of customers.

(2) Represents property, plant and equipment, net.

16. Related Party Transactions

As of September 30, 2004, the Warburg Entities hold approximately 35 million shares of Avaya common stock, which represents approximately 7.7% of the Company's outstanding common stock, and warrants to purchase approximately 14 million additional shares of Avaya common stock. In October 2003, the Warburg Entities disposed of 25 million shares of the Company's common stock.

In connection with their agreement to participate in the LYONs Exchange Offer, the Company granted the Warburg Entities the right to designate one individual for election to Avaya's board of directors for so long as they hold a specified number of shares of the Company's common stock. In accordance with these provisions, in January 2003, Joseph P. Landy, Co-President of Warburg Pincus LLC, was appointed to the Company's board of directors.

17. Commitments and Contingencies

Legal Proceedings

From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. Other than as described below, the Company believes there is no litigation pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company's financial position, results of operations or cash flows.

Year 2000 Actions

Three separate purported class action lawsuits are pending against Lucent, Avaya's former parent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include Avaya as a defendant. The Company has assumed Lucent's obligations for all of these cases under the Contribution and Distribution Agreement, as described above in "Item 1, Business—Contribution and Distribution Agreement Between Lucent and Our Company." All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

A class was certified in the West Virginia state court matter. The certified class in the West Virginia matter includes those persons or entities that purchased, leased or financed the products in question. In addition, the court also certified as a subclass all class members who had service protection plans or other service or extended warranty contracts with Lucent in effect as of April 1, 1998, as to which Lucent failed to offer a free Year 2000-compliant solution. The federal court in the New York action has issued a decision and order denying class certification, dismissing all but certain fraud claims by one representative plaintiff. No class claims remain in this case at this time. The federal court in the California action also issued an opinion and order granting class certification. The class includes any entities that purchased or leased certain products on or after January 1, 1990, excluding those entities who did not have a New Jersey choice of law provision in their contracts and those who did not purchase equipment directly from defendants. The federal court in the California action issued an order staying the action pending the outcome of the West Virginia matter.

In May 2004, the Company entered into a settlement agreement with the plaintiffs in all of the above-described actions. Under the general terms of the agreement, eligible class members who acquired certain products between 1990 and 1999 may receive credits up to $110 million or a cash alternative. The credits are valid for a three-year period and can be applied toward a 45 percent discount on purchases of new Avaya products and/or a 30 percent discount on Avaya maintenance services. Alternatively, eligible class members may receive a one-time cash payment equal to 25 percent of the credits to which they may be entitled. The state court in West Virginia approved the settlement in July 2004 and issued an order of final approval of the settlement. The claims process commenced in August 2004 and the time period for filing claims expired in October 2004. The Company is now in the process of analyzing the claims to determine the credits and/or payments for which class members may be eligible.

Pursuant to the terms of the Contribution and Distribution Agreement, Lucent is responsible for 50% of the costs related to these matters in excess of $50 million, including attorneys' fees. The Company has notified Lucent that costs incurred in these matters, including costs expended since these matters commenced in 1999, have exceeded the $50 million threshold. Accordingly, Lucent will be responsible for a portion of the cost of the settlement. Based on existing reserves for these matters, the Company does not believe the settlement will have a material adverse effect on its financial position, results of operations or cash flows.

2004 Annual Report

17. Commitments and Contingencies (Continued)

Lucent Securities Litigation

In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to December 20, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

In March 2003, Lucent announced that it had entered into a $420 million settlement of all pending shareholder and related litigation. Certain cases which are the subject of the settlement are shared contingent liabilities under the Contribution and Distribution Agreement and accordingly, Avaya is responsible for 10% of the liabilities attributable to those cases, including 10% of the legal costs associated with the portion of the litigation for which the Company shares liability. In the second quarter of fiscal 2003, the Company recorded a charge of $25 million representing an estimate of its liability in this matter. The Company reached agreement with Lucent to pay $24 million in shares of Avaya common stock in full satisfaction of its obligations under the settlement. The terms of the settlement were approved by the Federal District Court for the District of New Jersey in December 2003. The Company paid the $24 million portion of the settlement in common stock in September 2004.

Commissions Arbitration Demand

In July 2002, Communications Development Corporation, or CDC, a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from Avaya's businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. In April 2003, CDC initiated the arbitration before the American Arbitration Association. The plaintiff alleges that as a result of agreements entered into between the plaintiff and Avaya, it is owed commissions on sales by Avaya to the Ministry of Russian Railways on a continuing basis. The Company believes that the agreements relating to the plaintiff's claim have expired or do not apply to the products in question. As the sales of products continue, CDC may likely increase its commission demand. The parties have selected arbitrators in this matter. A hearing date has not yet been set.

Lucent Consumer Products Class Actions

In several class action cases (the first of which was filed on June 24, 1996), plaintiffs claim that AT&T and Lucent engaged in fraud and deceit in continuing to lease residential telephones to consumers without adequate notice that the consumers would pay well in excess of the purchase price of a telephone by continuing to lease. The cases were removed and consolidated in federal court in Alabama, and were subsequently remanded to their respective state courts (Illinois, Alabama, New Jersey, New York and California). In July 2001, the Illinois state court certified a nationwide class of plaintiffs. The case in Illinois was scheduled for trial on August 5, 2002. Prior to commencement of trial, however, the parties agreed to

17. Commitments and Contingencies (Continued)

a settlement of the claims on a class-wide basis. The settlement was approved by the court on November 4, 2002. Claims from Class members were required to be filed on or about January 15, 2003.

Any liability incurred by Lucent in connection with these class action cases will be considered an exclusive Lucent liability under the Contribution and Distribution Agreement between Lucent and Avaya and, as a result, Avaya is responsible for 10% of any such liability in excess of $50 million. The Company recently agreed with Lucent to pay approximately $6 million in satisfaction of its liability in this matter, although Lucent has notified the Company that it may be responsible for some additional costs that may be incurred in connection with the conclusion of the claims administration. Based on discussions with Lucent, Avaya does not expect those additional costs to be material.

Patent Infringement Claim

AudioFAX IP, LLC has filed an action against the Company in the U.S. District Court for the Northern District of Georgia alleging that Avaya has infringed five of its patents relating to facsimile products in violation of federal patent laws. The parties have agreed to settle this matter on terms which are not material to Avaya's financial position, results of operations or cash flows.

Variable Workforce Grievances

The Communications Workers of America and the International Brotherhood of Electrical Workers, unions representing the Company's technicians, have filed grievances regarding an interpretation of the variable workforce agreements ("Agreements") entered into between the Company and the unions in June 2003. The unions allege that Avaya has violated the agreements by activating some, but not all, variable workforce employees (approximately 850 in total) for duty from August 2003, and not paying such employees for the minimum amount of weeks to which they claim entitlement under their interpretation of the Agreements. The Company has denied the grievances relating to these cases and arbitration proceedings have been scheduled. At this time, the Company cannot determine whether these disputes will have a material adverse effect on its financial position, results of operations or cash flows.

Environmental, Health and Safety Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at seven of its current or former facilities either voluntarily or pursuant to government directives. None of the sites is reasonably likely to generate environmental costs that will be individually material nor will environmental costs for all sites in the aggregate be material. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of financial reserves for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement. Although the Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, it does not believe them to be material.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist

17. Commitments and Contingencies (Continued)

primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. The Company is not aware of, and has not included in reserves any provision for, any unasserted environmental claims.

The reliability and precision of estimates of the Company's environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by the Company is adequate.

The Company assesses the adequacy of environmental reserves on a quarterly basis. The Company does not expect the outcome of these matters to have a material impact on its financial position. Expenditures for environmental matters for each of fiscal 2004 and 2003 were not material to the Company's financial position, results of operations or cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company's products. These product warranties extend over a specified period of time generally ranging up to one year from the date of sale depending upon the product subject to the warranty. The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current liabilities in the Consolidated Balance Sheets, for actual experience.

	Dollars in millions
Balance as of September 30, 2003	$ 30
Reductions for payments and costs to satisfy claims	(51)
Accruals for warranties issued during the period	51
Changes to accruals relating to preexisting warranties	(7)
Balance as of September 30, 2004	$ 23

The decrease in the accrued balance for product warranty is primarily attributable to more efficient handling of warranty claims, as well as the overall shift in the Company's product offerings.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit

The Company has entered into uncommitted credit facilities that vary in term totaling $141 million for the purpose of securing third party financial guarantees such as letters of credit which ensure the Company's performance or payment to third parties. As of September 30, 2004, the Company had outstanding an aggregate of $83 million in irrevocable letters of credit and similar third party financial guarantees, of which $10 million are collateralized.

Surety Bonds

The Company arranges for the issuance of various types of surety bonds, such as license, permit, bid and performance bonds, which are agreements under which the surety company guarantees that the Company will

17. Commitments and Contingencies (Continued)

perform in accordance with contractual or legal obligations. These bonds vary in duration although most are issued and outstanding from six months to three years. If the Company fails to perform under its obligations, the maximum potential payment under these surety bonds is $21 million as of September 30, 2004. Historically, no surety bonds have been drawn upon and there is no future expectation to do so.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allows them to produce and procure inventory based upon forecasted requirements provided by the Company. If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee. As of September 30, 2004, the maximum potential payment under these commitments was approximately $132 million. Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers.

Product Financing Arrangements

The Company sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

The Company has a product financing arrangement with one U.S. reseller. Avaya is obligated under certain circumstances to repurchase inventory previously sold to this reseller, in the event the lending institution, which financed the transaction, repossesses the reseller's inventory of the Company's products. The Company's obligation to repurchase inventory from the lending institution terminates 180 days from the date of invoicing by the Company to the reseller. The repurchase amount is equal to the price originally paid to the Company by the lending institution for the inventory. This reseller has financed $59 million of inventory purchases under this arrangement as of September 30, 2004, which is the maximum exposure to the Company under this arrangement. There have not been any repurchases made by Avaya since the Company entered into this agreement in March 2001. The Company has estimated the fair value of this guarantee as of September 30, 2004, and has determined that it is not significant. There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

For the Company's product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligations to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to the Company from the lending institution was approximately $4 million as of September 30, 2004. The Company reviews and sets the maximum credit limit for each reseller participating in this financing arrangement. There have not been any guarantee repayments by Avaya since the Company entered in this arrangement in October 2000. The Company has estimated the fair value of this guarantee as of September 30, 2004, and has determined that it is not significant. There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

Performance Guarantee

In connection with the sale of Connectivity Solutions and the sale of a portion of the Expanets business, the Company has assigned its rights and obligations under several real estate leases to the acquiring companies (the "assignees"). The remaining terms of these leases vary from one year to nine years. While the Company is no longer the primary obligor under these leases, the lessor has not completely released the Company from its

2004 Annual Report

17. Commitments and Contingencies (Continued)

obligation, and holds it secondarily liable in the event that the assignees default on these leases. The maximum potential future payments the Company could be required to make, if all of the assignees were to default as of September 30, 2004, would be approximately $24 million. The Company has assessed the probability of default by the assignees and has determined it to be remote.

Credit Facility Indemnification

In connection with its obligations under the amended Credit Facility described in Note 8 "Long-Term Debt," the Company has agreed to indemnify the third party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future.

Transactions with Lucent

In connection with the Company's spin-off from Lucent in September 2000, the Company and Lucent executed and delivered the Contribution and Distribution Agreement and certain related agreements.

Pursuant to the Contribution and Distribution Agreement, Lucent contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses ("Company's Businesses"). The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to the Company's Businesses and all contingent liabilities primarily relating to the Company's Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million. See Legal Proceedings above for a discussion of the Company's obligations under the settlement of certain litigation constituting shared contingent liabilities under the Contribution and Distribution Agreement. The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

In addition, if the separation from Lucent fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company's stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes. See Note 12 "Income Taxes" for additional discussion of taxes related to transactions with Lucent.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2021. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company's restructuring initiatives, was $130 million, $167 million and $192 million for the years ended September 30, 2004, 2003, and 2002, respectively. Future minimum lease payments, net of sublease income, due under non-cancelable operating leases are $97 million, $79 million, $64 million, $53 million, $41 million and $183 million for fiscal 2005, 2006, 2007, 2008, 2009 and thereafter, respectively, of which $41 million of such payments have been accrued for in accordance with generally accepted accounting principles pertaining to restructuring and exit activities.

18. Quarterly Information (Unaudited)

	Fiscal Year Quarters				
	First	Second	Third	Fourth	Total
	(Dollars in millions, except per share and stock price amounts)				
Year Ended September 30, 2004					
Revenue	$ 971	$1,006	$1,016	$1,076	$4,069
Gross margin	448	471	488	538	1,945
Operating income	52	60	92	119	323
Provision for (benefit from) income taxes	7	(81)	9	16	(49)
Income from continuing operations	30	103	58	100	291
(Loss) income from discontinued operations	(20)	22	3	—	5
Net income	$ 10	$ 125	$ 61	$ 100	$ 296
Earnings (loss) per share—Basic:					
Earnings per share from continuing operations	$ 0.07	$ 0.24	$ 0.13	$ 0.22	$ 0.66
(Loss) earnings per share from discontinued operations	(0.05)	0.05	0.01	—	0.01
Earnings per share	$ 0.02	$ 0.29	$ 0.14	$ 0.22	$ 0.67
Earnings (loss) per share—Diluted:					
Earnings per share from continuing operations	$ 0.07	$ 0.22	$ 0.12	$ 0.21	$ 0.63
(Loss) earnings per share from discontinued operations	(0.05)	0.05	0.01	—	0.01
Earnings per share	$ 0.02	$ 0.27	$ 0.13	$ 0.21	$ 0.64
Stock price(1):					
High	$14.35	$19.00	$17.60	$15.67	$19.00
Low	$10.52	$12.15	$13.40	$11.95	$10.52
Year Ended September 30, 2003					
Revenue	$ 946	$ 950	$ 929	$ 971	$3,796
Gross margin	396	418	404	421	1,639
Operating income (loss)	(24)	13	4	70	63
Business restructuring charges (reversals) and related expenses, net(2)	4	(14)	7	(2)	(5)
Provision for (benefit from) income taxes	85	(6)	4	1	84
(Loss) income from continuing operations	(125)	(55)	(3)	55	(128)
Income from discontinued operations	4	14	11	11	40
Net (loss) income	$ (121)	$ (41)	$ 8	$ 66	$ (88)
Earnings (loss) per share—Basic:					
Earnings (loss) per share from continuing operations	$ (0.34)	$ (0.15)	$ (0.01)	$ 0.14	$ (0.34)
Earnings per share from discontinued operations	0.01	0.04	0.03	0.03	0.11
Earnings (loss) per share	$ (0.33)	$ (0.11)	$ 0.02	$ 0.17	$ (0.23)
Earnings (loss) per share—Diluted:					
Earnings (loss) per share from continuing operations	$ (0.34)	$ (0.15)	$ (0.01)	$ 0.13	$ (0.34)
Earnings per share from discontinued operations	0.01	0.04	0.03	0.02	0.11
Earnings (loss) per share	$ (0.33)	$ (0.11)	$ 0.02	$ 0.15	$ (0.23)
Stock price(1)					
High	$ 3.70	$ 3.09	$ 8.06	$11.23	$11.23
Low	$ 1.25	$ 1.93	$ 2.04	$ 6.15	$ 1.25

(1) Shows the intraday high and low sales price per share of the Company's common stock as reported on the NYSE for the periods indicated.

(2) These charges represent costs associated with the Company's restructuring plan to improve profitability and business performance as a stand-alone company.

2004 Annual Report

C. CORPORATE INFORMATION

Avaya Shares

The shares of Avaya Inc. Common Stock are listed on the New York Stock Exchange with the symbol AV. As of December 13, 2004, there were approximately 934,642 registered holders of the Company's Common Stock, and on that date the closing price of a share of Avaya Common Stock was $16.10.

Transfer Agent and Registrar

Please direct communications regarding individual stock records and address changes to The Bank of New York at: Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. You can call The Bank of New York at the following numbers: (866) 22-AVAYA (toll free within the U.S.); (610) 382-9395 (international); and (800) 711-7072 (TDD/TTY line). Alternatively, you can send an email to: avshareholders@bankofnewyork.com.

Investor Relations

Securities analysts and investors should contact Investor Relations by writing to the Company's headquarters or by calling 908-953-7504.

Independent Auditors

PricewaterhouseCoopers LLP, 400 Campus Drive, Florham Park, New Jersey 07932, tel: (973) 236-4000.

Corporate Governance

Avaya maintains a corporate website at www.avaya.com, and shareholders can find additional information about the Company through the Investor Relations website, located at http://investors.avaya.com. Visitors to the Investor Relations website can view and print copies of the Company's SEC filings, including Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the Audit Committee, the Compensation Committee, the Finance Committee, the Governance Committee, and the Strategy Committee, Avaya's Corporate Governance Guidelines and Avaya's Code of Conduct, are available at Avaya's corporate governance website, located at http://investors.avaya.com/governance. Alternatively, *shareholders may obtain, without charge, copies of all of these documents by writing to Investor Relations at the Company's headquarters.* Please note that the information contained on Avaya's websites is not incorporated by reference in, or considered to be a part of, this document.

Contacting the Board

Any shareholder who desires to contact Avaya's Lead Director or the other members of the Board of Directors may do so electronically by sending an email to the following address: bdofdirectors@avaya.com. Alternatively, a shareholder can contact the Lead Director or the other members of the Board by writing to: Board of Directors, Avaya Inc., 211 Mt. Airy Road, Room 3C429, Basking Ridge, N.J. 07920.

D. LEADERSHIP INFORMATION

Board of Directors

Donald K. Peterson	Avaya Chairman and Chief Executive Officer; Director of The Reynolds and Reynolds Company; Trustee of the Teachers Insurance and Annuity Association
Bruce R. Bond	Former Chairman and Chief Executive Officer of PictureTel Corporation
Joseph P. Landy	Managing Member and Co-President of Warburg Pincus LLC
Mark Leslie	Managing Director of Leslie Ventures; Director of Network Appliance, Inc.
Philip A. Odeen	Non-Executive Chairman and Interim Chief Executive Officer of The Reynolds and Reynolds Company; Director of AES Corporation, Convergys Corporation, and Northrop Grumman
Hellene S. Runtagh	Director of Covad Communications Group Inc. and Lincoln Electric Holdings, Inc.
Daniel C. Stanzione	President Emeritus of Bell Laboratories; Director of Quest Diagnostics Incorporated and Internap Network Services Corporation
Paula Stern	Chairwoman of The Stern Group, Inc.; Director of Avon Products, Inc., Hasbro Inc. and The Neiman Marcus Group, Inc.
Anthony P. Terracciano	Director of IKON Office Solutions and Riggs National Corporation
Richard F. Wallman	Director of Ariba, Inc., ExpressJet Airlines, Inc., Hayes Lemmerz International, Inc. and Lear Corporation
Ronald L. Zarrella	Chairman and Chief Executive Officer of Bausch & Lomb Incorporated

Executive Officers as Reported in Avaya's Annual Report on Form 10-K

Donald K. Peterson	Chairman and Chief Executive Officer
Pamela F. Craven	Senior Vice President, General Counsel and Secretary
Louis J. D'Ambrosio	Group Vice President, Global Sales, Channels and Marketing
Maryanne DiMarzo	Senior Vice President, Human Resources
David P. Johnson	Senior Vice President, Europe, Middle East and Africa
Thomas A. Lesica	Group Vice President, Global Information Technology and Business Operations
Garry K. McGuire	Chief Financial Officer and Senior Vice President, Corporate Development
Amarnath K. Pai	Vice President and Corporate Controller
Francis M. Scricco	Group Vice President, Avaya Global Services
Michael C. Thurk	Group Vice President, Enterprise Communications Group

Avaya Inc. (NYSE:AV) is a leading global business-communications company. A world leader in secure and reliable Internet Protocol (IP) telephony systems, communications applications and services, Avaya serves more than 1 million customers, including 90% of the FORTUNE 500®. The company's offerings include converged voice-and-data networks; contact-center systems and software; mobility solutions; messaging; and voice communications, as well as a comprehensive services portfolio. Avaya has three core operating segments:

ENTERPRISE COMMUNICATIONS GROUP:
Focused on large enterprises with multiple locations, this segment includes IP telephony systems; communications applications and appliances; and full-lifecycle services, including security and network management.



Having IP telephony is like having "infinitely long wires," with new possibilities in mobility and productivity – at headquarters, at home, or on the road.

SMALL AND MEDIUM BUSINESS SOLUTIONS:
This segment focuses on the unique needs of smaller enterprises and incorporates a range of products and services that enable them to benefit quickly from advanced communications, such as IP telephony and wireless.



With a contact center powered by Avaya IP Office, a small, entrepreneurial company is able to challenge larger rivals in a large market.

SERVICES:
Avaya Global Services and its more than 9,000 professionals support voice and converged systems and applications throughout all phases of the network lifecycle: planning, design, implementation and management.



The benchmark in today's networking services starts with assessing an enterprise's business and architecture, and what it needs to succeed.

COMPETITIVE ADVANTAGES

Avaya is leading the way in redefining business communications. We're embedding communications applications "at the heart" of our customers' business processes, yielding capabilities designed to make their people more effective, their business processes more intelligent, and their customers more satisfied. IP telephony is critical to this era of business communications, and Avaya is a leader in IP telephony markets around the world. Our expertise and experience in voice communications enable us to offer customers multiple migration paths as they adopt IP telephony — they can choose the pace and path that make the most business and financial sense to them. And the full portfolio of IP telephony support services we provide makes this evolution a seamless transition for our customers.

DISTRIBUTION CHANNELS

We service our customers through our direct-sales force and our indirect-sales channel, a global network of distributors, dealers, value-added resellers, and systems integrators.



COMMUNICATIONS
AT THE HEART OF BUSINESS

avaya.com